Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

Paul Hastings

Atlanta
Beijing
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New York
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(213) 683-6196
carolyndomen@paulhastings.com

July 20, 2004

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period from June 1, 2004 through and including July 1, 2004, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi,
Yamaha Corporation

SCHEDULE 1

RECEIVED
2004 JUL 26 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM JUNE 2,2004 TO JULY 1, 2004

1. Notice of the 180th Ordinary General Meeting of Shareholders, June 2, 2004 (Exhibit 1) (English translation attached)

2. Notice of Resolutions Passed at the 180th Ordinary General Meeting of Shareholders, June 25, 2004 (Exhibit 2) (English translation attached)

3. Additions, Corrections, And Changes to Numerical Data in the Consolidated Flash Report and Supplementary Data, as well as the Non-Consolidated Flash Report and Supplementary Data for the Fiscal Year ended March 31, 2004 (Exhibit 3) (English translation attached)

4. (Collections and Additions) Partial Corrections and Additions to Reference Materials for the Flash Report(Consolidated Basis) for the Fiscal Year ended March 31, 2004 (Exhibit 4) (English translation attached)

5. Special Report submitted to Kanto Local Finance Bureau (Exhibit 5) (English translation attached)

6. Brief Explanation of Annual Report of 180th Fiscal Year ended March 31 , 2004 (Exhibit 6) (English translation attached)

Exhibit 1

平成16年６月２日

株　主　各　位

静岡県浜松市中沢町10番１号
ヤマハ株式会社
代表取締役社長　伊　藤　修　二

第180期定時株主総会招集ご通知

拝啓　ますますご清栄のこととお慶び申しあげます。

さて、当社第180期定時株主総会を下記の通り開催いたしますので、ご出席くださいますようご通知申しあげます。

なお、当日ご出席願えない場合は、同封の議決権行使書用紙またはインターネットにより議決権を行使することができます。書面により議決権を行使する場合には、お手数ながら後記の「議決権の行使についての参考書類」をご検討いただき、同封の議決権行使書用紙に賛否をご表示、ご押印のうえ、平成16年６月24日（木曜日）までに当社に到着するようご返送いただきたくお願い申しあげます。また、インターネットにより議決権を行使する場合には、同じく後記の参考書類をご検討いただき、後記の「インターネットによる議決権行使のお手続きについて」（23頁）をご確認のうえ、議決権の行使をお願い申しあげます。

敬　具

記

１．日　　時　**平成16年６月25日（金曜日）午前10時**

２．場　　所　**浜松市中沢町10番１号　当社18号館１階**

３．会議の目的事項

報告事項　平成16年３月31日現在の貸借対照表ならびに第180期（平成15年４月１日から平成16年３月31日まで）営業報告書および損益計算書の内容報告の件

決議事項

第１号議案　第180期利益処分案承認の件

第２号議案　定款一部変更の件
議案の要領は、後記の「議決権の行使についての参考書類」（18頁から19頁まで）に記載の通りであります。

第３号議案　取締役４名選任の件

第４号議案　監査役１名選任の件

第５号議案　退任取締役に対し退職慰労金贈呈の件

以　上

（お願い）　当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。

（添付書類）

営業報告書

（平成15年４月１日から
平成16年３月31日まで）

Ⅰ　営業の概況

⑴　営業の経過および成果

①　全般的状況

当期におけるわが国経済は、個人消費や住宅投資が低迷する中、期中より企業収益の改善が進み、民間設備投資も増加に転じました。海外の景気は、期首にはイラク問題やＳＡＲＳ問題、あるいは米国経済の先行きに対する不透明感から、後退しましたが、期中より米国の景気が回復し、また中国市場も拡大を続けました。

このような状況の中で当社は、中期経営計画「感動創生21」の最終年度に当たり、同計画で掲げた目標、「成長へのチャレンジ」、「グループ連結経営」、「企業価値の増大・ブランドを輝かす」を実現すべく、技術開発力・品質の強化、需要の開拓、国内販売網・拠点整備、グローバルな生産・販売体制の確立、生産・物流効率の向上、事業再編・再構築を推進するなど、成長基盤の確立、さらなる経営の効率化に取り組んでまいりました。

販売状況につきましては、オーディオおよび情報通信機器部門がパソコン用ＣＤ－Ｒ／ＲＷドライブ事業撤退の影響により売上げ減少となりましたが、楽器部門は横這いで推移したほか、電子機器部門が半導体の伸長により大幅な売上げ増加となりました。

以上により、売上高は3,453億54百万円（前期比3.4％増加）となりました。このうち、国内売上高は1,957億39百万円（前期比7.7％増加）、輸出売上高は1,496億15百万円（前期比1.8％減少）となりました。

損益につきましては、半導体が大幅に売上げを伸ばしたのをはじめ、全体的に堅調な売上げとなったことに加え、製造原価の低減に努めた結果、経常利益は281億18百万円（前期比26.6％増加）となり、当期純利益も255億79百万円（前期比231.9％増加）となりました。

②　部門別状況

〔楽器部門〕

ピアノにつきましては、国内と北米向け輸出が売上げ減少となりましたが、欧州向け輸出は売上げを伸ばしました。電子楽器は、クラビノーバ、ポータブルキーボード「ＤＧＸ（ディージーエックス）」シリーズ、シンセサイザー「ＭＯＴＩＦ ＥＳ（モチーフ イーエス）」などが堅調に推移したほか、北米向けＰＡ機器の輸出が伸長しました。また、本年３月に発売した、インターネットダイレクト接続などの新機能を搭載した新時代のエレクトーン「ＳＴＡＧＥＡ（ステージア）」は、高い評価を得て好調な滑り出しを見せています。カスタムモデルが好調な管楽器は売上げを伸ばしましたが、弦楽器と打楽器は売上げ減少となりました。

以上により、当部門の売上高は1,633億80百万円（前期比0.3％増加）となりました。

〔オーディオおよび情報通信機器部門〕

オーディオは、ホームシアターや中高級アンプ、レシーバーが海外市場を中心に販売数を伸ばしましたが、海外現地法人の在庫削減に伴う輸出売上げの減少、国内販売子会社ヤマハエレクトロニクスマーケティング株式会社（平成15年10月営業開始、当社100％出資）への国内販売業務移管などにより売上高は減少しました。情報通信機器は、パソコン用ＣＤ－Ｒ／ＲＷドライブ事業撤退の影響により売上げ減少となりましたが、企業向けルーターは大幅に伸長しました。

以上により、当部門の売上高は609億42百万円（前期比11.6％減少）となりました。

〔電子機器部門〕

半導体は、携帯電話用音源ＬＳＩが、堅調な国内需要に加え、韓国、中国市場向け需要の増大もあり大幅に売上げを伸ばし、アミューズメント用ＬＳＩも伸長しました。

以上により、当部門の売上高は639億45百万円（前期比39.2％増加）となりました。

〔部品その他部門〕

ゴルフ用品は、「ｉｎｐｒｅｓ（インプレス）」シリーズの新商品投入により国内は順調に推移しましたが、輸出が振るわず、売上げ減少となりました。自動車用内装部品は、採用車種のモデルチェンジと新規車種の受注が好調だったことにより、売上げを伸ばしました。

以上により、当部門の売上高は133億円（前期比13.7％増加）となりました。

〔教室収入他部門〕

音楽教室収入につきましては、音楽教室では成人向け教室が順調に拡大しましたが、幼児生徒数が減少したことから、売上げ減少となりました。また、英語教室は、在籍生徒数の増加により売上げ増加となりました。

コンテンツ配信収入は、携帯電話着信メロディー配信事業が競争の激化などにより売上げ減少となりました。

レクリエーション施設営業委託収入は、「寸座ビラ」閉鎖や暖冬による「キロロリゾート」のスキー客落込みなどによる売上げ減少の影響から、低調に推移しました。

以上により、当部門の売上高は437億85百万円(前期比1.9%減少)となりました。

部門別売上高は次の通りであります。

部門	売上高	前期比増減率	構成比率
楽器	百万円 163,380	% 0.3	% 47.3
オーディオおよび情報通信機器	60,942	△11.6	17.6
電子機器	63,945	39.2	18.5
部品その他	13,300	13.7	3.9
教室収入他	43,785	△ 1.9	12.7
合計	345,354	3.4	100.0

(注) 輸出売上げは、楽器が1,058億82百万円、オーディオおよび情報通信機器が396億79百万円、電子機器が34億7百万円、部品その他が6億45百万円であります。

(2) 設備投資および資金調達の状況

設備投資の状況につきましては、新商品開発、研究、合理化投資を中心に79億18百万円(前期比18.2%増加)の投資を行いました。

資金調達の状況につきましては、特に記載すべき事項はありません。

なお、昭和63年9月30日発行の第2回無担保転換社債の未転換残額243億14百万円は自己資金をもって平成16年3月31日に償還いたしました。

(3) 会社が対処すべき課題

当社は、本年４月から新中期経営計画「ＹＳＤ５０（ワイエスディーゴーゼロ）」をスタートさせました。高水準の利益を安定的に創出し、持続的な発展を可能とする経営構造の実現を目指し、下記の課題に取り組んでまいります。

１．持続的・安定的な高収益構造の確立

全ての事業の収益力を強化し、中でも楽器事業の収益性を大幅に高めることでグループ全体として安定的な高収益体質を構築します。

①楽器事業では、(1)企画・開発力、マーケティング力の強化による商品付加価値の向上 (2)設備音響ビジネスの拡大、中国市場における成長と国内市場の活性化 (3)製造改革の推進に注力してまいります。

②オーディオおよび情報通信機器事業では、引き続きホームシアター事業の強化とルーター事業の企業・ＳＯＨＯ向けソリューションビジネスの拡大を図ります。

③電子機器事業では、携帯電話用音源ＬＳＩビジネスの世界シェアの維持と携帯電話用音源ＬＳＩビジネス以外の領域の拡大に努めます。

④コンテンツ・メディア事業では、海外での着信メロディー配信ビジネスの拡大、ポータルサイトを活用した新規ビジネスの創出に努めます。

⑤リビング事業では、リフォーム事業のビジネスモデル確立と損益分岐点の引き下げに努めます。レクリエーション事業では、各施設の特性を活かした「料理」、「もてなし」、「楽しみ方」の提案による差別化を推進してまいります。ゴルフ事業では「Ｎｅｗ ｉｎｐｒｅｓ（ニュー インプレス）」シリーズによるブランドの存在感を確立してまいります。

⑥電子金属事業では、損益分岐点の引き下げと銅系コネクター材事業の拡大に、ＦＡ・金型事業では、マグネシウム部品事業の収益力向上とＦＡ・ロボット事業の拡大に、自動車用内装部品事業では、製造改革による価格競争力の強化と新規顧客開拓に、それぞれ努めてまいります。

⑦さらに全社横断的なコストダウン施策として、調達コストの削減、生産ロス／品質ロスコストの削減を含む製造改革、基幹情報システムの再構築とＳＣＭ強化によるビジネスプロセス革新、ＩＴを活用した全社事務合理化、などを進めてまいります。

２．独創的かつ高品質な商品開発／事業創出

各事業の中高級品市場に注力、ブランドポジションの優位性を高めると同時に、ヤマハの総合力を活かした独創的な新規商品の提案および新規事業創出により新たな需要を開拓します。

３．企業の社会的責任を重視した経営

企業価値／ブランド価値の持続的な増大・発展を目指すために経済面、環境面、

社会面での求められる責任を誠実に果たすとともに、継続的改善のためのマネジメントシステムを整備してまいります。

株主の皆様におかれましては、今後とも一層のご指導、ご鞭撻を賜りますようお願い申しあげます。

(4) 営業成績および財産の状況の推移

区分 ＼ 期	第177期 平成12年4月1日から 平成13年3月31日まで	第178期 平成13年4月1日から 平成14年3月31日まで	第179期 平成14年4月1日から 平成15年3月31日まで	第180期 平成15年4月1日から 平成16年3月31日まで
売上高(百万円)	346,175	316,742	334,078	345,354
経常利益(百万円)	13,338	6,530	22,218	28,118
当期純利益(百万円)	9,685	△25,328	7,706	25,579
1株当たり当期純利益	46円 90銭	△122円 65銭	36円 95銭	123円 38銭
総資産(百万円)	298,578	295,861	347,499	337,029
純資産(百万円)	150,836	140,730	146,394	179,982

(注)1. 第177期は、薄膜磁気ヘッド事業からの撤退、全社を挙げての業務の効率化、経営の合理化に努めたことから、経常利益、当期純利益ともに黒字回復しました。
2. 第178期は、減収により粗利益が減少したことに加え、生産量の調整に伴う製造損益の悪化により、経常利益が減少しました。また、投資有価証券評価損および子会社の土地再評価等の影響で損失が拡大したことから、当期純損失となりました。
3. 第179期は、半導体が大幅に売上げを伸ばしたのをはじめ全体的に堅調な売上げとなったことに加え、製造原価の低減と販管費の合理化に努めた結果、経常利益は増加となり、当期純利益は黒字回復しました。
4. 1株当たり当期純利益は、期中平均発行済株式数に基づき算出しております。なお、第178期より1株当たり当期純利益算出の母数から期中平均自己株式数を除外しており、第179期より当期純利益から普通株主に帰属しない役員賞与を控除して算出しております。
5. 第180期より「商法施行規則の一部を改正する省令」(平成15年2月28日法務省令第7号)に基づき当期利益は当期純利益に、1株当たり当期利益は1株当たり当期純利益に、それぞれ表示を変更しております。

Ⅱ　会社の概況

（以下の説明は、特に記載のない限り平成16年３月31日現在の状況であります。）

(1) 主要な事業内容

当社の主要な事業内容は、下記商品の製造および販売等であります。

部門	主要商品等
楽器	ピアノ、電子楽器、管楽器、弦楽器、打楽器、教育楽器、音響機器、防音室等
オーディオおよび情報通信機器	ホームシアター機器、ルーター、通信カラオケ機器、映像機器等
電子機器	半導体等
部品その他	ゴルフ用品、自動車用内装部品、各種パーツ等
教室収入他	音楽教室、英語教室、コンテンツ配信、レクリエーション施設営業委託、調律等の営業等

(2) 主要な営業所および工場

① 本　　社　静岡県浜松市中沢町10番１号

② 営 業 所　東京事業所　大阪事業所　名古屋事業所　九州事業所(福岡県)
北海道事業所　仙台事業所

③ 工　　場　本社工場　天竜工場　磐田工場　掛川工場　豊岡工場
(以上静岡県)　埼玉工場

(3) 株式の状況

① 会社が発行する株式の総数　700,000,000株

② 発行済株式総数　206,524,626株

当期における転換社債の転換による発行株式数は1,363株であります。

なお、昭和63年9月30日発行の第2回無担保転換社債の未転換残額243億14百万円を平成16年3月31日に償還いたしました。

③ 株　主　数　17,551名

④ 大　株　主

株主名	大株主の当社への出資状況		当社の大株主への出資状況	
	持株数	議決権比率	持株数	議決権比率
日本マスタートラスト信託銀行株式会社（信託口）	18,071,000株	8.77%	0株	0%
日本トラスティ・サービス信託銀行株式会社（信託口）	12,359,400	6.00	0	0
株式会社みずほコーポレート銀行	9,275,404	4.50	0	0
三井住友海上火災保険株式会社	8,918,925	4.33	4,514,655	0.31
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	8,779,990	4.26	0	0
株式会社静岡銀行	8,349,855	4.05	3,486,678	0.50
住友生命保険相互会社	7,300,000	3.54	0	0
日本生命保険相互会社	6,964,452	3.38	0	0
株式会社三井住友銀行	5,202,404	2.52	0	0
ステートストリートバンクアンドトラストカンパニー	4,944,784	2.40	0	0

(注) 1．みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の議決権は、退職給付信託契約により株式会社みずほ銀行に留保されています。

2．当社は、株式会社みずほコーポレート銀行および株式会社みずほ銀行の完全親会社である株式会社みずほフィナンシャルグループの普通株式13,180.08株（議決権比率0.12%）を保有しています。

3．当社は、株式会社三井住友銀行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式8,908.02株（議決権比率0.16%）を保有しています。

⑤ 自己株式の取得、処分等および保有

1．取得株式

普通株式　12,681株

取得価額の総額　23百万円

2．処分株式

当期中の処分はありません。

3．決算期における保有株式

普通株式　177,020株

(4) 従業員の状況

従業員数	前期末比増減	平均年齢	平均勤続年数
5,920名	△ 189名	45歳00月	23年10月

(5) 重要な子会社の状況その他の重要な企業結合の状況

① 重要な子会社の状況

会社名	資本金	議決権比率	主要な事業内容
ヤマハ コーポレーション オブ アメリカ	千米ドル 50,000	% 100.0	楽器の輸入および販売
ヤマハ ミュージック ホールディング ヨーロッパ	千ユーロ 70,000	100.0	欧州楽器販売の統括
ヤマハ ミュージック セントラル ヨーロッパ	20,452	100.0	楽器の輸入および販売
ヤマハ ケンブル ミュージック	千英ポンド 25	87.5	楽器の輸入および販売
ヤマハ カナダ ミュージック	千カナダドル 2,500	100.0	楽器の輸入および販売
ヤマハ楽器音響（中国）投資有限公司	千中国元 417,967	100.0	中国国内の投資管理および中国国内販売
天津ヤマハ電子楽器有限公司	76,800	60.0	楽器の製造および販売
ヤマハ エレクトロニクス マニュファクチャリング マレーシア	千マレーシアリンギッド 31,000	100.0	オーディオの製造
ヤマハリビングテック株式会社	百万円 4,500	100.0	リビング用品の製造および販売
ヤマハ鹿児島セミコンダクタ株式会社	450	100.0	半導体の製造
ヤマハメタニクス株式会社	500	100.0	磁性材料・特殊合金の製造および販売
株式会社キロロ開発公社	8,000	100.0	スキー場、スポーツ施設および宿泊施設の経営

(注) ヤマハ ミュージック セントラル ヨーロッパおよびヤマハ ケンブル ミュージックの議決権比率は、子会社の間接所有によるものであります。

② その他の重要な企業結合の状況

会社名	資本金	議決権比率	主要な事業内容
ヤマハ発動機株式会社	百万円 43,439	% 23.8	二輪車・ボート等の製造および販売
株式会社コルグ	480	25.0	楽器の製造および販売

(注) ヤマハ発動機株式会社の議決権比率には、子会社による間接所有0.1%が含まれています。

③ 企業結合の経過

1．ヤマハメタニクス株式会社は、インバー材事業の不振による業績悪化から平成15年3月31日現在で11億52百万円の債務超過となりました。同社は、再建計画に従い当該事業の撤退を行うとともに、平成15年6月26日に払込金額35億円（資本金17億50百万円、資本準備金17億50百万円）の増資を行い、その後平成15年8月21日に37億50百万円の資本減少と21億円の資本準備金減少を行い、債務超過を解消しました。その結果、同社の資本金は5億円となりました。

2．当社は、平成15年5月20日にヤマハ楽器音響（中国）投資有限公司に対し、中国における生産子会社の出資を対価とする3,724万5千中国元の現物出資を行ったことにより、同社の資本金は4億1,796万7千中国元となりました。

3．当社は、平成16年5月10日に株式会社キロロ開発公社との間で合併契約を締結しました。これに伴い、同社は平成16年7月1日付けで当社と合併し、解散する予定です。

④ 企業結合の成果

連結対象子会社は、前記の重要な子会社12社を含む89社、持分法適用会社はヤマハ発動機株式会社および株式会社コルグの2社であります。当期の連結売上高は5,395億6百万円（前期比2.8％増加）、連結当期純利益は435億41百万円（前期比142.6％増加）となりました。

(6) 主要な借入先

借入先	借入金残高	借入先が所有する当社の株式数	
		持株数	議決権比率
株式会社みずほコーポレート銀行	11,146 百万円	9,275,404 株	4.50 %
株式会社静岡銀行	2,946	8,349,855	4.05
株式会社三井住友銀行	2,946	5,202,404	2.52

(7) 取締役および監査役の氏名、会社における地位および担当または主な職業

代表取締役社長		伊藤修二
専務取締役		岸田勝彦
常務取締役	(AV・IT事業本部、カーパーツ事業部担当)	前嶋邦啓
常務取締役	(半導体事業部、コンテンツ事業推進部、事業開発本部、デザイン研究所、メディア総合戦略推進室、サウンドライフ戦略推進室担当)	加藤博万
取締役	(ヤマハ発動機株式会社代表取締役社長)	長谷川　至
取締役	(購買・物流部、環境管理部、品質保証部、生産技術部担当)	梅田吉弘
取締役	(総務部担当)	花本眞也
取締役	(経営企画室、人事部、情報システム部担当)	黒江常夫
取締役	(経理・財務部、監査室、ゴルフ事業推進部担当)	牧野時久
常勤監査役		太田直幹
常勤監査役		堀越美知夫
監査役	(弁護士)	三浦州夫
監査役	(ヤマハ発動機株式会社常勤監査役)	和久田晴比古

(注) 1．当期中の取締役・監査役の異動

①取締役長谷川　至、牧野時久および監査役三浦州夫、和久田晴比古の4名は、平成15年6月26日開催の第179期定時株主総会において、新たに選任され同総会終結の時をもって就任いたしました。

②取締役和智正忠、江川宣之および監査役鈴木重文、中村公之の4氏は、平成15年6月26日開催の第179期定時株主総会終結の時をもって退任いたしました。

③取締役加藤博万は、平成15年6月26日開催の取締役会において、新たに常務取締役に選任され就任いたしました。

2．取締役長谷川　至は、商法第188条第2項第7号ノ2に定める社外取締役であります。

3．常勤監査役太田直幹および監査役三浦州夫の両名は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

貸借対照表

(平成16年３月31日現在)

(単位 百万円)

資産の部	
Ⅰ 流動資産	**86,637**
現金及び預金	4,630
受取手形	7,857
売掛金	39,926
製品及び商品	15,211
原材料	1,715
仕掛品	6,604
繰延税金資産	9,847
その他	2,333
貸倒引当金	△1,489
Ⅱ 固定資産	**250,392**
有形固定資産	**117,538**
建物及び構築物	41,773
機械及び装置	7,079
車輌運搬具	41
工具器具備品	4,727
土地	62,575
建設仮勘定	1,341
無形固定資産	**103**
借地権	103
投資その他の資産	**132,750**
投資有価証券	49,210
子会社株式	49,285
子会社出資金	14,870
長期貸付金	1,247
差入保証金	2,408
繰延税金資産	15,610
その他	1,067
貸倒引当金	△950
資産合計	**337,029**

負債の部	
Ⅰ 流動負債	**54,464**
支払手形	741
買掛金	21,337
短期借入金	1,790
未払金	5,529
未払法人税等	100
未払費用	21,608
前受金	549
預り金	606
アフターサービス費引当金	65
製品保証引当金	1,037
延払未実現利益	287
その他	810
Ⅱ 固定負債	**102,582**
長期借入金	17,338
再評価に係る繰延税金負債	10,160
退職給付引当金	42,596
役員退職慰労引当金	658
長期預り金	30,935
預り保証金	893
負債合計	**157,046**

資本の部	
Ⅰ 資本金	**28,534**
Ⅱ 資本剰余金	**40,054**
資本準備金	40,054
Ⅲ 利益剰余金	**97,329**
利益準備金	4,159
任意積立金	65,422
特別償却準備金	12
圧縮記帳積立金	2,259
買替資産取得特別勘定積立金	440
別途積立金	62,710
当期未処分利益	27,747
Ⅳ 土地再評価差額金	**3,648**
Ⅴ 株式等評価差額金	**10,622**
Ⅵ 自己株式	**△207**
資本合計	**179,982**
負債及び資本合計	**337,029**

（注） 1．重要な会計方針

(1) 有価証券の評価基準及び評価方法

子会社及び関連会社株式…………………総平均法による原価法

その他有価証券　時価のあるもの………決算日の市場価格等に基づく時価法
（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの………総平均法による原価法

(2) 棚卸資産の評価基準及び評価方法

製品・商品・原材料・仕掛品……………後入先出法による低価法

(3) 有形固定資産の減価償却方法は定率法によっております。但し、レクリエーション事業に係る施設については定額法によっております。

(4) 退職給付引当金は、従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。
過去勤務債務につきましては、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。
数理計算上の差異につきましては、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。
（追加情報）
当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月1日付で厚生労働大臣から将来分支給義務免除の許可を受けました。
当期末日現在において測定された返還相当額（最低責任準備金）は20,066百万円であり、当該返還相当額（最低責任準備金）の支払が当期末日に行なわれたと仮定して、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第44-2項を適用した場合に生じる損益の見込額は15,455百万円（利益）です。

(5) 役員退職慰労引当金は、役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、当期末要支給額を計上しております。
尚、役員退職慰労引当金は、商法施行規則第43条に規定する引当金であります。

(6) 延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。

(7) 消費税等の会計処理方法は税抜方式によっております。

2．記載金額は百万円未満を切捨して表示しております。

3．子会社に対する金銭債権及び金銭債務

短期金銭債権	10,082百万円	長期金銭債権	一百万円
短期金銭債務	10,100百万円	長期金銭債務	137百万円

4．有形固定資産の減価償却累計額　121,428百万円

5．土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用土地の再評価を行っております。

(1) 再評価実施日　平成14年3月31日

(2) 再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める「地方税法第341条第10号の土地課税台帳又は同条第11号の土地補充課税台帳に登録されている価格」により算定しております。

(3) 再評価を行った事業用土地の期末における時価と再評価後の帳簿価額との差額
△8,309百万円

6．貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として、コンピューター設備等があります。

7．保証債務　664百万円

8．輸出受取手形割引高　4,434百万円

9．配当制限
商法施行規則第124条第3号に規定する資産に時価を付したことにより増加した純資産額は10,622百万円であります。

損益計算書

（平成15年4月1日から 平成16年3月31日まで）

（単位 百万円）

経常損益の部

Ⅰ 営業損益の部		
1. 売上高		345,354
2. 売上原価		248,139
売上総利益		97,214
3. 延払未実現利益		241
合計売上総利益		97,455
4. 販売費及び一般管理費		70,500
営業利益		**26,954**
Ⅱ 営業外損益の部		
1. 営業外収益		
受取利息	41	
受取配当金	1,585	
その他	755	2,382
2. 営業外費用		
支払利息	674	
その他	543	1,218
経常利益		**28,118**

特別損益の部

Ⅰ 特別利益		
1. 固定資産処分益	41	
2. 諸引当金戻入額	183	
3. 投資有価証券売却益	5	
4. 子会社株式売却益	13	
5. 子会社清算益	126	371
Ⅱ 特別損失		
1. 固定資産処分損	2,058	
2. 投資有価証券評価損	110	
3. 子会社株式評価損	1,192	
4. 社会保険料の総報酬制移行に伴う一時費用	686	4,047
税引前当期純利益		24,443
法人税、住民税及び事業税		100
法人税等調整額		△1,236
当期純利益		**25,579**
前期繰越利益		4,421
土地再評価差額金取崩額		△1,221
中間配当額		1,031
当期未処分利益		27,747

（注）1. 記載金額は百万円未満を切捨して表示しております。

2. 子会社との取引高

売上高	166,721百万円
仕入高	84,226百万円
営業取引以外の取引高	6,132百万円

3. 一株当たり当期純利益　123円38銭

利　益　処　分　案

	円
当期未処分利益	27,747,524,091
特別償却準備金取崩高	12,995,592
圧縮記帳積立金取崩高	193,000,000
買換資産取得特別勘定積立金取崩高	440,000,000
合　　　計	28,393,519,683
これを次の通り処分する。	
利益配当金（1株につき10円）	2,063,476,060
役員賞与金	120,000,000
（うち　監査役賞与金）	（　18,000,000　）
圧縮記帳積立金	436,000,000
別途積立金	22,000,000,000
次期繰越利益	3,774,043,623

（注）平成15年12月10日に、1,031,758,635円（1株につき5円）の中間配当を実施しました。

会計監査人の監査報告書 謄本

独立監査人の監査報告書

平成16年4月29日

ヤマハ株式会社
取締役会　御中

新日本監査法人

代表社員 関与社員　公認会計士　木下邦彦　㊞

代表社員 関与社員　公認会計士　河西秀治　㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条第１項の規定に基づき、ヤマハ株式会社の平成15年４月１日から平成16年３月31日までの第180期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1)　貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。

(2)　営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。

(3)　利益処分案は、法令及び定款に適合しているものと認める。

(4)　附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告書 謄本

監 査 報 告 書

当監査役会は、平成15年４月１日から平成16年３月31日までの第180期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、取締役会及びその他の重要な会議に出席するほか、取締役等から営業の報告を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査し、また、会計監査人から監査に関する報告及び説明を受け、計算書類及び附属明細書につき検討を加えました。子会社に対しても営業の報告を求め、必要に応じて子会社に赴き、業務及び財産の状況を調査しました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等に報告を求め、当該取引の状況を詳細に調査いたしました。

２．監査の結果

(1) 会計監査人である新日本監査法人の監査の方法及び結果は相当であると認めます。

(2) 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(3) 利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4) 附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5) 取締役の職務遂行に関しては、子会社に関する職務を含め、不正の行為又は法令若しくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても取締役の義務違反は認められません。

平成16年４月29日

ヤマハ株式会社　監査役会

常勤監査役　太 田 直 幹 ㊞

常勤監査役　堀 越 美 知 夫 ㊞

監 査 役　三 浦 州 夫 ㊞

監 査 役　和久田晴比古 ㊞

(注)　常勤監査役太田直幹及び監査役三浦州夫は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

以　上

議決権の行使についての参考書類

1．総株主の議決権の数

2,060,519個

2．議案および参考事項

第１号議案　第180期利益処分案承認の件

議案の内容は､株主総会招集ご通知の添付書類15頁に記載の通りであります。

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り、安定的な配当を実施することを基本方針としております。当期末の利益配当金につきましては、業績向上に鑑み、１株につき５円増額し、１株につき10円（先に実施いたしました中間配当と合わせて年15円）とさせていただきたいと存じます。

また、役員賞与金は、１億20百万円（うち、監査役賞与金18百万円）とさせていただきたいと存じます。

第２号議案　定款一部変更の件

１．議案の要領および変更の理由

(1) 平成15年９月25日に､「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」(平成15年法律第132号) が施行され、定款の定めに基づき取締役会決議による自己株式の取得が認められました。当社は経営環境の変化に対応した機動的な資本政策の遂行を可能とするため、取締役会決議により自己株式の買受けができるよう必要な規定を新設しようとするものであります。

(2) 平成14年４月１日に､「商法等の一部を改正する法律」(平成13年法律第128号) が施行され、新株予約権制度の創設に伴い転換社債制度が廃止されました。この度、第２回無担保転換社債が平成16年３月31日に満期償還となりましたので、転換社債の転換による利益配当金等の計算規定を削除しようとするものであります。

(3) その他、監査役の任期に関する附則の削除を行うとともに、条文の新設に伴い､現行定款第６条以降の条数を繰り下げようとするものであります。

2．変更の内容

（下線部が変更箇所）

現　行　定　款	変　　更　　案
－新設－	（自己株式の取得） 第６条　当会社は、商法第211条ノ３第１項第２号の規定により、取締役会の決議をもって自己株式を買受けることができる。
第６条～第36条　－省略－	第７条～第37条　－現行通り－
（転換社債の転換と利益配当金等の計算） 第37条　当会社が発行する転換社債の転換により発行された株式に対する最初の利益配当金又は中間配当金の支払については、転換の請求が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなす。	－削除－
附則 平成14年５月１日後最初の決算期に関する定時株主総会の終結前に在任する監査役の任期については、本定款第27条(任期)中「就任後４年内」とあるを「就任後３年内」と読みかえるものとする。	－削除－

第３号議案　取締役４名選任の件

取締役伊藤修二、岸田勝彦、加藤博万、梅田吉弘、黒江常夫の５名は、本総会終結の時をもって任期満了となりますので、取締役４名の選任をお願いするものであります。

取締役候補者は、次の通りであります。

	氏名 （生年月日）	略歴および他の会社の代表状況	所有する当社株式の数
1	伊藤修二 （昭和17年11月１日生）	昭和40年４月　当社入社 昭和59年７月　ヤマハ ケンブル ミュージック取締役社長 昭和63年６月　当社取締役 平成５年７月　同　常務取締役 平成９年６月　同　代表取締役専務 平成12年４月　同　代表取締役社長 現在に至る	34,688株
2	岸田勝彦 （昭和16年11月19日生）	昭和41年４月　当社入社 平成４年４月　同　ピアノ事業本部長 平成６年６月　同　取締役 平成10年６月　同　常務取締役 平成12年４月　同　専務取締役 現在に至る	27,589株
3	加藤博万 （昭和19年３月８日生）	昭和41年４月　当社入社 平成８年３月　同　エレクトロニクス開発センター長 平成10年６月　同　取締役 平成15年６月　同　常務取締役 現在に至る 平成16年２月　同　半導体事業部、コンテンツ事業推進部、事業開発本部、デザイン研究所、メディア総合戦略推進室、サウンドライフ戦略推進室担当 現在に至る	5,800株
4	黒江常夫 （昭和21年２月２日生）	昭和43年４月　当社入社 平成11年７月　同　経営企画室長 平成12年６月　同　取締役 現在に至る 平成15年５月　同　経営企画室、人事部、情報システム部担当 現在に至る	10,700株

（注）取締役候補者のうち、当社との間に特別の利害関係を有する者は次の通りであります。

①伊藤修二

財団法人ヤマハ音楽振興会の理事長を兼務し、当社は同財団法人に音楽教室の運営に伴う講師費用の支払等があるとともに、音楽教室事業において同財団法人と競業関係にあります。

②黒江常夫

ヤマハ厚生年金基金の理事長を兼務し、当社は同基金に対し年金掛金の支払等があります。
ヤマハ健康保険組合の理事長を兼務し、当社は同組合に対し保険料の支払等があります。
ヤマハ共済会の理事長を兼務し、当社は同会に対し会費の拠出があります。

第４号議案　監査役１名選任の件

監査役堀越美知夫は、本総会終結の時をもって任期満了となりますので、監査役１名の選任をお願いするものであります。

なお、本議案の提出につきましては、監査役会の同意を得ております。

監査役候補者は、次の通りであります。

氏名 （生年月日）	略歴および他の会社の代表状況	所有する当社株式の数
ほり こし み ち お 堀越　美知夫 （昭和21年６月２日生）	昭和45年４月　当社入社 平成11年10月　同　ＡＶ・ＩＴ事業本部事業企画室長 平成13年６月　同　常勤監査役 現在に至る	5,400株

（注）監査役候補者は、当社との間に特別の利害関係を有しません。

第５号議案　退任取締役に対し退職慰労金贈呈の件

本総会終結の時をもって退任される取締役梅田吉弘氏に対し、在任中の労に報いるため、当社所定の「役員退職慰労金算定基準」に従い、退職慰労金を贈呈いたしたいと存じます。なお、その具体的金額、贈呈の時期、方法等は取締役会にご一任願いたいと存じます。

退任取締役の略歴は、次の通りであります。

氏　　名	略　　歴
うめ　だ　よし　ひろ 梅　田　吉　弘	平成８年６月　当社取締役 現在に至る

以　上

インターネットによる議決権行使のお手続きについて

インターネットにより議決権を行使される場合は、下記事項をご確認のうえ、行使していただきますようお願い申しあげます。

1．インターネットによる議決権行使は、当社の指定する議決権行使サイト（http://www.web54.net）をご利用いただくことによってのみ可能です。
なお、議決権行使サイトは、携帯電話を用いたインターネットではご利用いただけませんのでご了承ください。
2．インターネットにより議決権を行使される場合は、議決権行使書右片に記載の議決権行使コードおよびパスワードが必要となります。今回ご案内するパスワードは、原則として本株主総会に関してのみ有効です。次回の株主総会の際には、新たなパスワードを発行いたします。
3．インターネットによる議決権行使は、議決権行使結果の集計の都合上、可能な限り株主総会前日の平成16年6月24日（木曜日）の午後5時までに行使されますようお願いいたします。
4．インターネットと書面の両方で議決権行使をされた場合は、後に到着したものを有効な議決権行使としてお取り扱いいたします。ただし、この両方が同日に着信した場合は、インターネットによるものを有効な議決権行使としてお取り扱いいたします。
5．インターネットにより複数回、議決権行使をされた場合は、最後に行われたものを有効な議決権行使としてお取り扱いいたします。
6．議決権行使サイトへのアクセスに際して発生する費用は、株主様のご負担となりますのでご了承ください。

●インターネット議決権行使に関するお問い合わせ
中央三井証券代行ウェブサポート
電話　03（5677）2031
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株主総会会場ご案内図


N
東名高速道路
浜松インター
至東京
左側車線に寄って走ってください。
直進となりますので、このあたりから
右側車線に寄って走ってください。
当社 18号館
ヤマハ
遠州信用
金庫
GASビル
サーラ
柳通り
GS
国道
152号線
浜松東
郵便局
パチンコ
竜光
GS
陸橋
八幡駅
六間道路
浜松スポーツ
センター
中日新聞
北小
浜松市役所
静岡文化芸術大学
芳川
遠鉄電車(高架)
ヤマハミュージック東海
浜松店
東海道本線
浜松郵便局
東海道新幹線
国道1号線
浜松アクトシティ
浜松駅
新浜松駅

浜松市中沢町10番1号

電話 (053)460−2800

(浜松駅より約２km、遠鉄八幡駅より徒歩約３分、
浜松インターより車で約30分。)

(Translation Only)

YAMAHA CORPORATION
10-1 Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

June 2, 2004

Notice of the 180th Ordinary General Shareholders' Meeting

Dear Shareholders:

We hereby inform you of the 180th Ordinary General Shareholders' Meeting, to be held at the time and place set forth below.

If you are unable to attend the meeting, you may exercise your voting rights in writing or via the Internet. If in writing, please review the Reference to Exercise of Voting Rights provided, indicate your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, then affix your registered seal and return the form to us so that it will be delivered to us by Thursday, June 24, 2004. If voting via the Internet, please review the reference documents lsted separately and exercise your voting rights after reading the section concerning the exercise of voting rights via the Internet.

Very truly yours,

Shuji Ito
President and Representative Director

The 180th Ordinary General Shareholders' Meeting

1. Date and time: Friday, June 25, 2004 at 10:00 a.m.
2. Location: First floor of Building No. 18
   10-1 Nakazawa-cho, Hamamatsu,
   Shizuoka, Japan

3. Agenda of the meeting

Matters to be reported:

The Balance Sheet as of March 31, 2004, the Business Report and Statement of Income for the 180th Fiscal Year (from April 1, 2003 through March 31, 2004).

Matters to be resolved:

Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 180th Fiscal Year

Proposal 2 Amendment to the Company's Articles of Incorporation
The details of which are as set forth in the "Reference to Exercise of Voting Rights"

Proposal 3 Election of Four Directors

Proposal 4 Election of One Auditor

Proposal 5 Payment of Retirement and Allowance to Retiring Director

---

Note: This document has been translated from the Japanese original for reference purposes only.
In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Translation Only)

Reference to Exercise of Voting Rights

1. Total Number of Voting Rights Held by All Shareholders: 2,060,519

2. Proposals and Reference Information

Proposal 1 - Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 180th Fiscal Year

The details of the proposal are as follows.

Proposal of Appropriation of Unappropriated Retained Earnings

(Unit: Yen)

Unappropriated retained earnings at the end of the fiscal year.	27,747,524,091
Reversal of reserve for special depreciation	12,995,592
Reversal of reserve for advanced depreciation	193,000,000
Reversal of reserve for special account on replaced property	440,000,000
TOTAL	28,393,519,683
To be appropriated to:	
Cash dividends (10 yen per share)	2,063,476,060
Director bonuses (including 18,000,000yen for auditors)	120,000,000
Reserve for advanced depreciation	436,000,000
General reserve	22,000,000,000
Unappropriated retained earnings carried forward to the next fiscal year.	3,774,043,623

Note: Interim dividends aggregating 1,031,758,635 yen (5 yen per share) were paid on December 10, 2003.

The Company has a basic policy of strengthening its business base, improving share capital profit rates and paying stable dividends. Based on this policy, and considering a betterment in business performance, for the current period we propose to increase the dividend by 5 yen for a total of 10 yen per share (including the interim dividend already paid, the annual dividend is 15 yen per share). In addition, we propose director bonuses of 120 million yen (including 18 million yen for auditors).

Proposal 2 –Amendment to the Company's Articles of Incorporation

1. Reasons for Amendment

(1) "The Commercial Code and Law for Special Exceptions to the Commercial Code with Respect to Audits, etc., of Corporations Partial Amendment Law" (Legislation No. 132, 2003) was enacted on September 25 in 2003. This allows companies to acquire their own shares through a resolution made by the Board of Directors in accordance with the provisions of the Articles of Incorporation. The Company, in order to implement a flexible capital strategy in response to various changes in the business environment surrounding the Company, intends to set forth a new provision necessary for acquisition of treasury stocks through a resolution by the Board of Directors.

(2) The "Commercial Code Partial Amendment Law" (Legislation No. 128, 2001) was enacted on April 1, 2002 and the convertible bond system was abolished in association with the creation of a New Shares Subscription Rights system. As the 2nd unsecured convertible bonds issued by the Company reached maturity and were repaid on March 31, 2004, the Company intends to delete the provision related to the calculation for any and all dividends, etc. arising from conversion of the convertible bonds issued by the Company.

(3) In addition, the Company intends to delete the supplementary regulation related to the term of office for auditors, and in association with the addition of a new article, it also intends to move down Article 6 of the current Articles of Incorporation and all articles that follow.

2. The details of the Amendments

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
(new)	(Acquisition of the treasury stocks through a resolution by the Board of Directors) Article 6 The Company may acquire the treasury stocks through a resolution made by the Board of Directors pursuant to the provision of Paragraph 1 (2) of Article 211.3 of the Commercial Code.
Article 6 – Article 36 (omitted)	Article 7 – Article 37 (as at present)
(Conversion of Convertible Bonds and Calculation of Dividends, etc.) Article 37 With respect to the first distribution of dividends or interim dividends on the shares issued upon conversion of convertible bonds issued by the Company, conversion shall be deemed to have been made on April 1 if request for conversion is made during the period from April 1 to September 30, and on October 1 if such request is made during the period from October 1 to March 31 of the next year.	(deleted)
(Supplementary Regulations) Regarding the term of office for those auditors who are in office prior to the conclusion of the Ordinary General Shareholders' Meeting for the fiscal year after May 1, 2002, "within four (4) years after their assumption of office" in Article 27 (Term of Office) shall be read as "within three (3) years after their assumption of office."	(deleted)

Proposal 3 – Election of Four Directors

Five Directors, Shuji Ito, Katsuhiko Kishida, Hirokazu Kato, Yoshihiro Umeda and Tsuneo Kuroe will complete their respective terms of office at the conclusion of this meeting. Accordingly, we shall propose to elect four directors.

The table below lists the nominees for those positions

	Name (Date of Birth)	Brief personal history; Representative position held at other companies		No. of company shares held
1	Shuji Ito (November 1, 1942)	April 1965: July 1984: June 1988: July 1993 June 1997: April 2000:	Entered the Company Director and President of Yamaha Kemble Music Director Managing Director Senior Managing Director and Representative Director President and Representative Director (to present)	34,688
2	Katsuhiko Kishida (November 19, 1941)	April 1966: April 1992: June 1994: June 1998: April 2000:	Entered the Company General Manager of Piano Division Director Managing Director Senior Managing Director (to present)	27,589
3	Hirokazu Kato (March 8, 1944)	April 1966: March 1996: June 1998: June 2003: February 2004	Entered the Company Manager of Electronics Development Center Director Managing Director (to present) In charge of Semiconductor Division, Contents Business Promotion Division, Business Development HQ, Media Total Strategy Promotion Division and Sound Life Strategy Promotion Division (to present)	5,800
4	Tsuneo Kuroe (February 2, 1946)	April 1968: April 1999: June 2000: May 2003:	Entered the Company General Manager of Corporate Planning Division Director (to present) In charge of Corporate Planning Division, Personnel Division and Information System Division (to present)	10,700

Note: Among the candidates for directors listed above, the persons who have special interests in the Company are as follows.

1. Shuji Ito

Mr. Ito is concurrently President of the Yamaha Music Foundation. The Company pays the Foundation for lecture fees involved in the conduct of music classes among other obligations, and the classes conducted by the Company and those conducted by the Foundation share a competitive relationship.

2. Tsuneo Kuroe

Mr. Kuroe is concurrently President of the Yamaha Employees' Pension Fund. The Company pays pension

premiums to the Fund among other obligations.
He is concurrently President of the Yamaha Health Insurance Association. The Company pays insurance premiums to the Association among other obligations.
He is concurrently President of the Yamaha Mutual Aid Society. The Company is obligated to contribute membership fees to the Society.

Proposal 4 – Election of One Auditor

Auditor Michio Horikoshi will complete his respective terms of office at the conclusion of this meeting. Accordingly, we shall propose to elect one auditor. The Board of Auditors has already approved the submission of this proposal.
The table below lists the nominee for that position

Name (Date of Birth)	Brief personal history; Representative position held at other companies		No. of company shares held
Michio Horikoshi (June 2, 1946)	April 1970: October 1999: June 2001:	Entered the Company Manager of Planning Division,AV & IT Business Group Standing Auditor (to present)	5,400

Note: The nominee for auditor has no special interests with the Company.

Proposal 5 – Payment of Retirement and Allowance to Retiring Director

Director Yoshihiro Umeda will complete his term of office upon conclusion of the 180th Ordinary General Shareholders' Meeting. It is proposed that in order to reward him for his dedication to duty while in office that retirement and bonus payments be paid to him in accordance with the Company's Standards for Calculating Retirement Allowance for Directors. Concerning the specific amount of payment and when and how it will be paid, it will be left up to the Board of Directors to discuss that matter.
The table below lists the retiring Director.

Name	Brief personal history	
Yoshihiro Umeda	June 1996:	Director (to present)

Concerning Procedures for Exercise of Voting Rights Via the Internet

The following items should be verified when exercising voting rights via the Internet.

1. It is only possible to exercise voting rights via the Internet by using the following Internet address designated by the Company (http://www.web54.net). This Internet address cannot be accessed by mobile telephones.
2. When exercising voting rights via the Internet it is necessary to use the voting rights code and password noted on the right side of the voting rights form. The password provided is effective only for the 180th Ordinary General Shareholders' Meeting. A different password will be issued for the next Meeting.
3. Because of the need to total the voting results, shareholders voting via the Internet are requested to exercise their voting rights as much as feasible prior to 5:00 p.m. on Thursday, June 24, 2004, the day prior to convening of the 180th Ordinary General Shareholders' Meeting.
4. When a shareholder exercises voting rights via the Internet and by written ballot, the vote that arrives the latest will be deemed the valid vote. When both votes arrive on the same day, the Internet vote will be deemed the valid vote.
5. When voting rights are exercised more than once via the Internet, the vote that arrives the latest will be deemed the valid vote.
6. Shareholders will bear the expenses incurred when accessing the Internet to exercise shareholder voting rights.

* For questions related to exercising shareholder voting rights via the Internet, please contact the following :

Chuo Mitsui Bank and Trust Company
Securities Agent Web Support
Tel: 03-5677-2031
Service hours (except Saturday, Sunday, and holidays): 9:00 a.m. ~ 9:00 p.m.

Exhibit 2

平成16年６月25日

株　主　各　位

静岡県浜松市中沢町10番１号
ヤマハ株式会社
代表取締役社長　伊　藤　修　二

第180期定時株主総会決議ご通知

拝啓　ますますご清栄のこととお慶び申しあげます。

さて、本日開催の当社第180期定時株主総会において、下記の通り報告ならびに決議されましたので、ご通知申しあげます。

敬　具

記

報告事項　平成16年３月31日現在の貸借対照表ならびに
第180期（平成15年４月１日から 平成16年３月31日まで）営業報告書および損益計算書の内容報告の件
本件は、上記計算書類の内容を報告いたしました。

決議事項

第１号議案　第180期利益処分案承認の件
本件は、原案通り承認可決され、利益配当金は１株につき10円と決定いたしました。

第２号議案　定款一部変更の件
本件は、原案通り承認可決されました。
変更内容の概要は次の通りであります。

(1)　「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」（平成15年法律第132号）の施行に伴い、定款の定めに基づき取締役会決議により自己株式の買受けができるよう必要な規定を新設しました。

(2)　第２回無担保転換社債が平成16年３月31日に満期償還となりましたので、転換社債の転換による利益配当金等の計算規定を削除しました。

(3)　その他、監査役の任期に関する附則の削除、条文の新設に伴う条数の繰り下げを行いました。

第３号議案　取締役４名選任の件

本件は、原案通り取締役に伊藤修二、岸田勝彦、加藤博万、黒江常夫の４名が再選され、それぞれ就任いたしました。

第４号議案　監査役１名選任の件

本件は、原案通り監査役に堀越美知夫が再選され、就任いたしました。

第５号議案　退任取締役に対し退職慰労金贈呈の件

本件は、原案通り取締役を退任された梅田吉弘氏に対し、当社所定の「役員退職慰労金算定基準」に従い、退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法等は取締役会に一任されました。

以　上

なお、本総会終了後に開催された取締役会において、代表取締役および役付取締役が選任され、就任いたしました。また、監査役の互選により、常勤監査役が選任され、就任いたしました。

この結果、代表取締役、役付取締役および常勤監査役は次のようになりました。

代表取締役会長	岸　田　勝　彦
代表取締役社長	伊　藤　修　二
常 務 取 締 役	前　嶋　邦　啓
常 務 取 締 役	加　藤　博　万
常 勤 監 査 役	太　田　直　幹
常 勤 監 査 役	堀　越　美知夫

（ご案内）

第180期利益配当金（１株につき10円）は同封の「郵便振替支払通知書」により最寄りの郵便局で取扱期間中にお受け取りください。また、銀行預金口座振込をご指定　いただきました方には、「配当金計算書」および「お振込先について」を同封いたしましたのでご確認ください。

YAMAHA CORPORATION
10-1 Nakazawa-cho, Hamamatsu,
Shizuoka 430-8650, Japan

June 25, 2004

Notice of Resolutions Passed at the 180th Ordinary General Shareholders' Meeting

Dear Shareholders:

We hereby inform you that the scheduled matters were reported and resolved as follows at the 180th Ordinary General Shareholders' Meeting held today.

Very truly yours,

Shuji Ito
President and Representative Director

Matters reported: The Balance Sheet as of March 31, 2004, and the Business Report and Statement of Income for the 180th Fiscal Year (from April 1, 2003 through March 31, 2004).

The contents of the above financial documents were duly reported.

Matters resolved:

Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 180th Fiscal Year

The matter was approved as originally proposed. The year-end dividend shall be 10 yen per share.

Proposal 2 Amendment to the Company's Articles of Incorporation

The matter was approved as originally proposed. The summary of the amendment is as follows:

(1) In accordance with the enactment of "The Commercial Code and Law for Special Exceptions to the Commercial Code with Respect to Audits, etc., of Corporations Partial Amendment Law" (Legislation No. 132, 2003) , a new provision necessary for acquisition of treasury stocks through a resolution by the Board of Directors in accordance with the provisions of the Articles of Incorporation was set forth.
(2) As the 2nd unsecured convertible bonds issued by the Company reached maturity and were repaid on March 31, 2004, the provision related to the calculation for any and all dividends, etc. arising from conversion of the convertible bonds issued by the Company was deleted.
(3) In addition, the supplementary regulation related to the term of office for auditors was deleted, and in association with the addition of a new article, Articles 6-36 were moved downward to Articles 7-37.

Proposal 3	Election of Four Directors
	The matter was approved as originally proposed. As Directors, four nominees — Shuji Ito, Katsuhiko Kishida, Hirokazu Kato and Tuneo Kuroe — were reappointed and accepted the appointment.
Proposal 5	Election of One Auditor
	The matter was approved as originally proposed. As Auditors, one nominee — Michio Horikoshi was reappointed and accepted the appointment.
Proposal 6	Payment of Retirement Allowance to Retiring Director
	The matter was approved as originally proposed. The retirement allowance in accordance with the Standards for Calculating Retirement Allowance for Directors will be paid to a retiring Director, Yoshihiro Umeda. The specific amount of payment, and when and how it will be paid are to be determined by the Board of Directors.

****

At a Board of Directors meeting held immediately after the conclusion of the shareholders' meeting, the Directors with titles were elected and duly appointed. In addition, a mutual election of auditors was conducted for the election and appointment of standing auditors. As a result, the officers and standing auditors of the Company are as follows.

Chairman and Representative Director:	Katsuhiko Kishida
President and Representative Director:	Shuji Ito
Managing Director:	Kunihiro Maejima
Managing Director:	Hirokazu Kato
Standing Auditor:	Naomoto Ota
Standing Auditor:	Michio Horikoshi

****

(Information)

In accordance with the enclosed "Notice of Postal Transfer Payment," the dividend for the 180th fiscal year (10 yen per share) will be paid out during the specified handling period at your nearest post office. If you have already specified an account to which the dividend should be directly transferred, please refer to the enclosed "Dividend Calculation Sheet" and "Reference to the Beneficiary Account for Dividend Transfer."

RECEIVED
2004 JUL 26 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

平成16年6月9日

各　位

会社名　ヤマハ株式会社
代表者名　代表取締役社長　伊藤修二
（コード番号 7951　東証第1部）
問合せ先　経理･財務部長　梅田史生
（TEL. 053－460－2141）

平成16年3月期　決算発表資料の追加及び一部訂正について

平成16年5月7日に発表した表記開示資料について追加及び一部訂正がありましたのでお知らせします。

記

1. 追加

1. 平成16年3月期決算短信（連結）の添付資料

（1）24ページ　（退職給付関係）

1. 採用している退職給付制度の概要　（追加部分に下線を付しております。）

当社及び国内連結子会社は、主として、確定給付型の制度として、厚生年金基金制度（当社及び国内連結子会社3社）、適格退職年金制度（当社及び国内連結子会社10社）及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

当社及び一部の国内連結子会社は、厚生年金基金の代行部分について、平成15年11月1日に厚生労働大臣から将来分支給義務免除の認可を受けております。

2. 退職給付債務に関する事項

（単位：百万円）

	当期 （平成16.3.31）	前期 （平成15.3.31）
(1) 退職給付債務	△210,069	△194,003
(2) 年金資産	112,990	91,778
(3) 未積立退職給付債務 (1)+(2)	△97,078	△102,225
(4) 会計基準変更時差異の未処理額	－	－
(5) 未認識数理計算上の差異	49,554	47,055
(6) 未認識過去勤務債務（債務の増減額）	△2,487	1,181
(7) 連結貸借対照表計上額純額 (3)+(4)+(5)+(6)	△50,012	△53,988
(8) 前払年金費用	－	－
(9) 退職給付引当金 (7)-(8)	△50,012	△53,988

（注1）厚生年金基金の代行部分を含めて記載しております。

（注2）厚生年金基金の代行部分返上に関し、当連結会計年度末日現在において測定された返還相当額（最低責任準備金）は23,512百万円であり、当該返還相当額（最低責任準備金）の支払が当連結会計年度末日に行われたと仮定して「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第44-2項を適用した場合に生じる損益の見込額は18,343百万円（利益）であります。

また、上記のとおり退職給付制度の改定を行ったため、過去勤務債務（債務の減額）が発生しております。

（2）26ページ　（生産実績）

（単位：百万円）

事業の種類別セグメントの名称	当期（平成15.4.1～平成16.3.31）	
	金額	前年同期比
楽器	179,432	103.1%
ＡＶ・ＩＴ	65,863	95.9%
リビング	41,418	94.1%
電子機器・電子金属	80,299	128.3%
その他	23,620	117.4%
合計	390,635	105.8%

（注1）金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。

（注2）上記の金額には、消費税等は含まれておりません。

2．訂正　（訂正箇所には下線を付しております。）

1．平成16年3月期決算短信（連結）及び添付資料

（1）表紙　「潜在株式調整後1株当たり当期純利益」

（訂正前）
16年 3月期　　205円20銭

（訂正後）
16年 3月期　　196円01銭

（2）26ページ　（1株当たり情報）

（訂正前）

	当　期 （平成15．4．1～平成16．3．31）
潜在株式調整後1株当たり当期純利益	205．20円

（注）潜在株式調整後1株当たり当期純利益の算定上の基礎

	当　期 （平成15．4．1～平成16．3．31）
潜在株式調整後1株当たり当期純利益金額	
当期純利益調整額	△1，118百万円
うち社債利息（税額相当額控除後）	－百万円
うち持分法による投資利益	△1，118百万円
普通株式増加数	－千株
うち転換社債	－千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	－

（訂正後）

	当　期 （平成15．4．1～平成16．3．31）
潜在株式調整後1株当たり当期純利益	196．01円

（注）潜在株式調整後1株当たり当期純利益の算定上の基礎

	当　期 （平成15．4．1～平成16．3．31）
潜在株式調整後1株当たり当期純利益金額	
当期純利益調整額	△846百万円
うち社債利息（税額相当額控除後）	273百万円
うち持分法による投資利益	△1，120百万円
普通株式増加数	11，052千株
うち転換社債	11，052千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	－

２．平成16年３月期個別財務諸表の概要及び添付資料

（１）27ページ　表紙　「潜在株式調整後１株当たり当期純利益」

（訂正前）
16年 3月期　　一円 一銭

（訂正後）
16年 3月期　　118円36銭

（２）38ページ　（１株当たり情報）

（訂正前）

	当　期 (平成15. 4. 1～平成16. 3. 31)
潜在株式調整後１株当たり当期純利益	一円

(注) 潜在株式調整後１株当たり当期純利益の算定上の基礎

	当　期 (平成15. 4. 1～平成16. 3. 31)
潜在株式調整後１株当たり当期純利益金額	
当期純利益調整額	一百万円
うち社債利息（税額相当額控除後）	一百万円
普通株式増加数	一千株
うち転換社債	一千株
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	―

（訂正後）

	当　期 (平成15. 4. 1～平成16. 3. 31)
潜在株式調整後１株当たり当期純利益	118.36円

(注) 潜在株式調整後１株当たり当期純利益の算定上の基礎

	当　期 (平成15. 4. 1～平成16. 3. 31)
潜在株式調整後１株当たり当期純利益金額	
当期純利益調整額	273百万円
うち社債利息（税額相当額控除後）	273百万円
普通株式増加数	11,052千株
うち転換社債	11,052千株
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	―

以　上

June 9, 2004

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)

Additions, Corrections, and Changes to Numerical Data in the Consolidated Flash Report and Supplementary Data, as well as the Non-Consolidated Flash Report and Supplementary Data for the Fiscal Year Ended March 31, 2004

This announcement provides additions and corrections to the written disclosure materials released on May 7, 2004.

1. Additions

1 Supplementary Data for the Consolidated Flash Report for the Fiscal Year Ended March 31, 2004

(1) Accounting for Retirement Allowances (Added portions are underlined.)

1 Overview of Retirement Benefits

The Company and its domestic consolidated subsidiaries have defined benefit plans such as welfare pension plans (the Company and three domestic consolidated subsidiaries), tax-qualified pension plans (the Company and 10 domestic consolidated subsidiaries), and lump-sum payment plans. In certain cases, additional benefits may be paid to retirees who are not eligible for retirement allowance payment obligations calculated mathematically based on retirement benefit accounting principles. Certain consolidated subsidiaries have either defined benefit plans or defined contribution plans.

The Company and certain domestic consolidated subsidiaries have received approval from the minister of Health, Labour and Welfare for exemption from the obligation of future benefit payments regarding the substitutional portion of the Employees' Pension Fund on November 1, 2003.

2 Matters Related to Projected Benefit Obligations

(Millions of yen)

	FY2004 (Year ended March 31, 2004)	FY2003 (Year ended March 31, 2003)
1. Retirement benefit obligation	(210,069)	(194,003)
2. Plan assets at fair value	112,990	91,778
3. Unfunded benefit obligation (1)+(2)	(97,078)	(102,225)
4. Unrecognized net loss of transition difference	—	—
5. Unrecognized actuarial gain or loss	49,554	47,055
6. Unrecognized past service cost (increase or decrease in liability)	(2,487)	1,181
7. Net retirement benefit obligation (3)+(4)+(5)+(6)	(50,012)	(53,998)
8. Prepaid benefit cost	—	—
9. Accrued retirement benefits (7)-(8)	(50,012)	(53,998)

Notes:

(1) These figures are recorded incorporating the subrogated portion of the Employees' Pension Fund.

(2) With regard to the return of certain Employees' Pension Fund assets to the government, as of the last day of the consolidated fiscal accounting year under review, the projected amount to be returned (minimum liability reserve) was ¥23,512 million and this sum of money (minimum liability reserve) was assumed to have been paid on the last day of the consolidated fiscal accounting year under review, and a projected income of ¥18,343 million is incurred from applying paragraph 44-2 of the Accounting Committee Report No.13 "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)," issued by The Japanese Institute of Certified Public Accountants.

Furthermore, because of the revisions to the retirement benefit system as described above, a prior service cost (decrease in liability) was incurred.

(2) Production Results

(Millions of Yen)

Business Segment	FY2004 (Year ended March 31, 2004)	
	Sales	Change from previous fiscal year
Musical Instruments	179,432	103.1%
AV/IT	65,863	95.9%
Lifestyle-Related	41,418	94.1%
Electronic Equipment and Metal Products	80,299	128.3%
Others	23,620	117.4%
Total	390,635	105.8%

Notes:

(1) Sales values are taken from the average sales price and the values after internal transfers between segments.

(2) The above sales values do not include consumption taxes, etc.

2. Corrections (corrected portions are underlined.)

1 Consolidated Flash Report and Supplementary Data for the Fiscal Year Ended March 31, 2004

(1) Page1 of Consolidated Flash Report- "Net income per share after full dilution"

(Before correction)

FY2004 (Year ended March 31, 2004) ¥205.20

(Corrected version)

FY2004 (Year ended March 31, 2004) ¥196.01

(2) Page 24 of Consolidated Flash Report- "Amounts per Share"

(Before correction)

	FY2004 (Year ended March 31, 2004)
Net income per share after adjustment for latent stock	¥205.20

Basis for net income per share after adjustment for latent stock:

	FY2004 (Year ended March 31, 2004)
Net income adjustment value (millions of yen)	¥(1,118) million
Portion of interest on corporate bonds (after excluding value corresponding to tax)	— million
Portion of interest on investments accounted for by equity method	(1,118) million
Increase in number of outstanding shares (thousand shares)	— thousand
Portion due to conversion of convertible bonds (thousand shares)	— thousand
Latent stock not included in calculations for the net income per share after adjustment for latent stock because of a lack of any dilution effect	—

(Corrected version)

	FY2004 (Year ended March 31, 2004)
Net income per share after adjustment for latent stock	¥196.01

Basis for net income per share after adjustment for latent stock:

	FY2004 (Year ended March 31, 2004)
Net income adjustment value (millions of yen)	¥(846) million
Portion of interest on corporate bonds (after excluding value corresponding to tax)	273 million
Portion of interest on investments accounted for by equity method	(1,120) million
Increase in number of outstanding shares (thousand shares)	11,052 thousand
Portion due to conversion of convertible bonds (thousand shares)	11,052 thousand
Latent stock not included in calculations for the net income per share after adjustment for latent stock because of a lack of any dilution effect	—

2 **Non-Consolidated Flash Report and Supplementary Data for the Fiscal Year Ended March 31, 2004**

(1) Page 1 of Non-Consolidated Flash Report- "Net income per share after adjustment for latent stock"

(Before correction)

FY2004 (Year ended March 31, 2004) ¥—

(Corrected version)

FY2004 (Year ended March 31, 2004) ¥118.36

平成16年6月28日

各 位

会社名 ヤマハ株式会社
代表者名 代表取締役社長 伊藤修二
（コード番号 7951 東証第1部）
問合せ先 経理･財務部長 梅田史生
（TEL. 053－460－2141）

（訂正・追加）平成16年3月期 決算短信（連結）の添付資料の一部訂正及び追加について

平成16年5月7日に発表しました表記開示資料について、一部訂正及び追加がありましたのでお知らせいたします。

記

1．訂正

4ページ （5）コーポレート・ガバナンスの状況

［訂正前］

当社は監査役制度を採用しており、株主総会の下に法定機関である取締役会、監査役会を置くほか、経営会議、執行役員会を置いています。

当社の取締役は９名（内、代表取締役１名、社外取締役１名）、監査役は４名（内、社外監査役２名）、執行役員は１０名（内、上席執行役員１名）であります。なお、当社の社外取締役である長谷川至は、当社の関連会社であるヤマハ発動機株式会社の代表取締役社長であります。

平成１３年２月に連結グループ経営機能の強化および取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しました。取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするために、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責とするほか、上席執行役員を設け、より重要な部門執行を担わせています。

また、監査役スタッフとして監査役室を設置しているほか、グループ企業における業務監査を行う部門として監査室を設置しております。

役員人事につきましては、役員人事委員会を設置し、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めています。同委員会では、併せて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討しております。また、コンプライアンス委員会を設置し、ヤマハグループの遵法経営の徹底を図っております。

［訂正後］

1．会社の機関の内容及び内部統制システムの整備の状況

当社は監査役制度を採用しており、株主総会の下に法定機関である取締役会、監査役会を置くほか、経営会議、執行役員会を置いています。

当期末における、当社の取締役は９名（内、代表取締役１名、社外取締役１名）、監査役は４名（内、社外監査役２名）、執行役員は１０名（内、上席執行役員１名）であります。なお、当社の社外取締役である長谷川至は、当社の関連会社であるヤマハ発動機株式会社の代表取締役社長であります。

平成１３年２月に連結グループ経営機能の強化および取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しました。取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするために、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責とするほか、上席執行役員を設け、より重要な部門執行を担わせています。

また、監査役スタッフとして監査役室を設置しているほか、グループ企業における業務監査を行う部門として監査室を設置しております。

役員人事につきましては、役員人事委員会を設置し、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めています。同委員会では、併せて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討しております。また、コンプライアンス委員会を設置し、ヤマハグループの遵法経営の徹底を図っております。

２．役員報酬及び監査法人に対する監査報酬について

① 当期における当社の取締役及び監査役に支払った報酬、賞与、役員退職慰労金の額は以下のとおりです。

（百万円）

区分	取締役		監査役		合計	
	支給人員	支給額	支給人員	支給額	支給人員	支給額
定款又は株主総会決議に基づく報酬	(*1) 11	(*2) 295	(*1) 6	58	(*1) 17	353
利益処分による役員賞与金	(*3) 9	68	(*3) 4	12	(*3) 13	80
株主総会決議に基づく退職慰労金	2	140	2	8	4	148
合計		503		78		582

(注) (*1) 期末人員数は、取締役９名、監査役４名、計 13 名であり、支給人員数との相違は、退任（取締役２名、監査役２名）によるものであります。
(*2) 当期、使用人分の給与等（賞与含む）の支払はありません。
(*3) 前期末の取締役及び監査役であります。
尚、社外取締役の報酬は２百万円であります。

② 監査法人に対する監査報酬の額は以下のとおりです。

（百万円）

監査契約に基づく監査証明に係る報酬	49
上記以外の報酬	3
合計	52

２．追加

１．事業等のリスク

当社グループの経営成績及び財政状態等に関する事項のうち、投資者の判断に重要な影響を及ぼす可能性のある事項には、以下のようなものがあります。また、文中における将来に関する事項は、当期末現在において当社グループが判断したものであります。

（１）事業構造

当社グループは、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業、その他事業を営んでおります。

電子機器・電子金属事業は現在、営業利益の半分以上を占めておりますが、主力の携帯電話用音源ＬＳＩ事業はその損益の振幅が大きく、今後、競争激化に加えて、携帯電話用音源としてソフト音源の採用が進むなどの構造的変化が生じた場合には、携帯電話用音源ＬＳＩの需要が大きく縮小する可能性があり、電子機器事業において将来に亘って安定的に高収益を確保できる保証はありません。

中期経営計画「ＹＳＤ５０」では、電子機器事業の業績が低下した場合であっても、楽器事業を中心とした損益改善を通して持続的・安定的な高収益を確保できるよう経営構造の確立に向けて努力してまいりますが、計画通りの楽器事業等の損益を計上できない場合、当社の業績と財務状況に悪影響を及ぼす可能性があります。

レクリエーション事業は過去継続して営業損失を計上しており、選択と集中の観点から施設毎の見直しを行い損益改善を図っております。レクリエーション事業は施設への投資判断がその後の業績に大きな影響を及ぼすとともに、ハイシーズン・休日の天候が大きく影響し、販売は、旅行代理店の政策や、航空会社の政策（便数など）に影響を受けるため、計画通りの損益改善を図れない場合、当社の業績と財務状況に悪影響を及ぼす可能性があります。

（２）価格競争

当社グループは、事業を展開するそれぞれの分野で厳しい競争にさらされております。例えば楽器事業では、総合楽器メーカーとして高品質、高性能な製品を広い価格帯で販売しておりますが、個々の製品分野ごとに競合他社が存在しており、高価格帯製品では、製品ごとに有名なブランドを有するメーカーと競合しており、また近年は、特に普及価格帯製品で、大量に安価な製品を製造している中国等海外メーカーとの価格競争が激化しています。

また、ＡＶ・ＩＴ事業では、ＡＶ機器をホームシアター商品に特化し、その分野で大きなシェアを確保しておりますが、近年は競合他社や中国製品の台頭のため低価格化競争にさらされており、今後の業界再編や流通変革、新技術開発の動向によっては、さらに激しい低価格化に波及するおそれもあり、当社の現在の優位性が影響を受ける事態も想定されます。

このような価格競争は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

（3）新技術開発

当社グループは、経営資源を「音・音楽」に集中し、楽器事業では世界一の楽器メーカーとしての地位を不動のものとする一方、ＡＶ・ＩＴ事業では、ＡＶ機器のホームシアター商品を中心とし、電子機器事業では、音源を中心とする半導体を事業の核として展開しています。

「音・音楽」にかかわる技術の差別化を図ることが当社グループの発展、成長に不可欠の要素となっております。これらの技術開発が継続的に行われない場合、楽器事業では、製品付加価値の低下、価格競争に陥るおそれ、新規需要喚起ができないなどの問題が生じ、ＡＶ・ＩＴ事業、電子機器事業では事業そのものの存続が困難となる可能性があります。また、技術開発に成功した場合でも、商品化して市場の支持を得られる保証はありません。

このような場合には、将来の成長と収益性を低下させ、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

（4）部材・部品事業における取引先への依存

当社グループが生産・販売するシステムキッチン等のリビング製品、半導体、金属材料、自動車用内装部品、マグネシウム部品等の部材・部品は、供給先メーカーの業績の影響を受けます。また、供給先メーカーとの間で、納期・品質等で信頼関係が損なわれた場合、その後の受注に悪影響を及ぼす可能性があります。また、品質等の欠陥によって、供給先メーカーの製品への補償を求められる可能性があります。

このような場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

（5）国際的活動および海外進出による事業展開

当社グループは世界の各地域に生産、販売拠点を置き、グローバルな事業展開をしております。連結子会社89社のうち45社が海外法人であり、更にそのうちの16社が製造会社で、主要工場は中国、インドネシア、マレーシアに集中しております。また、海外売上高は売上高の40.5％を占めております。

これらの海外市場での事業展開には以下に掲げるようないくつかのリスクが内在しておりますが、一旦これらのリスクが顕在化した場合には、例えば、生産においては拠点集中による弊害が顕著に現れ、安定的な製品供給ができなくなる可能性があります。

①政治、経済の混乱、テロ、戦争
②不利な政策の決定または規制の設定・変更
③予期しない法律または規制の変更
④人材の確保の難しさ
⑤部品調達の難しさ、技術水準の程度

以上の事象は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

（6）人材の確保・育成

当社は、平均年齢が高く、高年齢層が厚い従業員構成となっており、今後、高年齢層従業員が大量に定年退職時期を迎えます。楽器等の生産に関わる技能の伝承や、次世代を担う人材の確保・育成など、要員構造変化への対応が重要課題であります。

このような要員構造変化への対応ができなかった場合には、事業活動、将来の成長が阻害され、当社グループの業績および財務状況に悪影響を及ぼす可能性があります。

（7）知的財産権の保護と利用

当社グループは独自技術についての特許等の知的財産権、業務遂行上取得したノウハウを保有していますが、その一部は、特定地域では法的制限のため知的財産権による完全な保護が不可能、または限定的にしか保護されない状況にあります。第三者が当社グループの知的財産権を利用することを効果的に防止できない可能性があります。その結果、当該第三者の製造した類似品、模倣品が市場に出回ることにより当社グループ製品の販売に支障が出る可能性があります。また、当社グループの製品が第三者から第三者の知的財産権を侵害しているとされる場合があり、その結果、これを利用した当社グループ製品の販売が遅れたり、販売できなくなる可能性があります。

当社グループは、製品の重要な部分のいくつかについて第三者から知的財産権のライセンスを受けています。ロイヤリティの上昇は生産コストの増大を招き価格競争力に影響が出るほか、ライセンスを受けられなくなった場合、当該製品の生産ができなくなる可能性があります。

（8）製品・サービスの欠陥

当社グループの製品は当社が定めた品質保証規定によって管理されています。しかしながら、製品の全てについて欠陥が無いという保証はありません。製造物責任賠償については保険に加入しておりますが、この保険で損害賠償額を充分にカバーできるという保証はありません。製造物責任を伴う事故の発生があると保険料率の上昇が予想されます。また、製品回収、交換・補修、設計変更など多額のコスト増大、当社グループの社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

また、当社グループが営む小売店舗、音楽教室、レクリエーション施設等における安全・衛生については十分注意を払っておりますが、万一事故が発生した場合、店舗・施設等の一時休業や社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

(９) 公法規制

当社グループの事業は、全世界の拠点において、それぞれの国における法律の適用を受け様々な規制の対象となっています。例えば、対外的投資、国家安全保障上の輸出入制限、通商規制、独占禁止規制、消費者保護、税制、環境保護他の規制の適用を受けています。当社グループはコンプライアンスの遵守に尽力していますが、予期せずこれらの規制を遵守できなかった場合、当社グループの企業活動が制限される可能性があり、コストの増加につながる可能性があります。

従いまして、これらの規制は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(10) 環境保護規制

事業活動に対する環境保護規制は強化の方向にありますが、企業の社会的責任の一つとして自主的な環境活動プログラムの実施が求められています。当社グループは、製品、梱包材、省エネルギー、産業廃棄物処理などについて環境基準を上回る対策の実施に努めていますが、事故などの発生により制限物質が環境基準を超えることを完全に防止または軽減できる保証はありません。また、工場跡地等で、制限物質により土壌が汚染されている場合には、将来、売却しようとする際、多額の浄化費用が発生する、あるいは売却できない可能性があります。第三者に売却済みの土地から将来制限物質が拡散し、大気、地下水を汚染し、その対策費が発生する可能性があります。

従いまして、このような事象の発生は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(11) 為替レートの変動

当社グループは、全世界において生産、販売等の企業活動を行っておりますが、グループ各社における外貨建取引は為替レートの変動の影響を受けます。外貨建取引については、短期的な為替変動の影響を最小限に止めるため通貨ヘッジ取引などを行っていますが、為替変動により当初の事業計画を実施できない場合があり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

(12) 地震等自然災害による影響

地震等の自然災害の発生により、当社グループの生産拠点等が損害を受ける可能性があります。生産拠点の多くは海外に移転しておりますが、特に当社の本社及び国内工場、主要国内子会社が静岡県内に集中しており、予想される東海地震が発生した場合、施設面での損害のほか、操業の中断や遅延、多額の復旧費用などにより、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

(13) 財政状態等の変動に係る事項

① 投資有価証券の評価

当社グループは、取引先金融機関をはじめとする企業の株式等、時価のあるその他有価証券(当連結会計年度末の取得原価 119 億円、貸借対照表計上額 295 億円)を保有しております。時価のあるその他有価証券は決算日の市場価格等に基づく時価法によって評価を行うため、決算日の株価によって貸借対照表計上額が変動する可能性があります。また、時価が取得価額に比べ著しく下落した場合には減損が発生します。これらは、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

② 土地の含み損

土地の再評価に関する法律に基づき再評価を行った土地の当連結会計年度末における時価と再評価後の帳簿価額との差異は△138 億円であり、保有する土地に含み損が発生しております。土地の売却等の場合には、この含み損が実現し、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

③ 固定資産の減損会計

当社グループでは、主としてレクリエーション事業に係わる有形固定資産について減損会計の対象となる可能性があります。

その場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

④ 退職給付債務及び退職給付費用

当社グループの退職給付債務および費用は、採用する退職給付制度及び割引率や期待運用収益率等の見積りに基づいて算出されております。退職給付制度は変更される場合があり、また見積りは毎決算期ごとの結果と相違することがあります。結果として、退職給付債務及び費用が増加する場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

⑤ 持分法による投資損益

当連結会計年度における経常利益 510 億円のうち、持分法による投資利益が 104 億円を占めております。持分法適用関連会社はヤマハ発動機㈱、㈱コルグの２社であり、これら持分法適用関連会社の業績が悪化した場合、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

なお、ヤマハ発動機㈱は平成 16 年 12 月期は決算期変更のため、９ヶ月決算となる予定です。

⑥ 法人税、住民税及び事業税

当社は税務上の繰越欠損金があったため、平成 10 年度以降「法人税、住民税及び事業税」は住民税の均等割のみを計上してきましたが、税務上の繰越欠損金は平成 16 年度で解消し、同年度から法人税、住民税(法人税割)、事業税が発生する見込みです。

２．財政状態及び経営成績の分析

文中の将来に関する事項は、当期末現在において当社グループが判断したものであります。

（１）重要な会計方針及び見積り

当社グループの連結財務諸表は、わが国において一般に公正妥当と認められる企業会計の基準に基づき作成されております。この連結財務諸表の作成にあたっては、経営者による会計方針選択の判断と適用を前提とし、決算においては資産・負債の残高、報告期間における収益・費用の金額に影響を与える見積りを必要とします。このような見積りについて経営者は、過去の実績等を勘案し合理的に判断しておりますが、実際の結果は、見積り特有の不確実性があるためこれらの見積りと異なる場合があります。

当社グループの採用している重要な会計方針のなかで、経営者の見積りが大きな影響を与える事項は次の通りです。

① 貸倒引当金算定における見積り
一般債権についての引当金算定における貸倒実績率と、貸倒懸念債権等特定の債権についての個別の回収不能見込額について、見積りを行っております。

② 棚卸資産評価における見積り
棚卸資産評価において、後入先出法単価等と比較すべき時価の一部の算定について、見積りを行っております。

③ 時価のあるその他有価証券の減損処理における見積り
「著しく下落した」と判定し減損対象として候補にあがった銘柄についての回復可能性について、判断を行っております。

④ 繰延税金資産算定における見積り
繰延税金資産の回収可能性評価のために、将来の合理的な課税所得を算定するうえで、見積りを行っております。

⑤ 製品保証引当金算定における見積り
製品販売後に発生する補修費用の算定における、売上高もしくは販売台数に対する経験率と、個別見積において、見積りを行っております。

⑥ 退職給付引当金算定における見積り
退職給付引当金算定の前提になる退職給付債務及び年金資産の見込み額について、見積りを行っております。

（２）経営成績の分析

① セグメント別売上高の状況

当連結会計年度の売上高は、携帯電話用音源ＬＳＩの需要増に伴い、半導体が好調に推移したことにより、前連結会計年度に比べ2.8%増の5,395億6百万円となり、２期連続で増収を果たすことができました。

楽器事業の売上高は、前連結会計年度に比べ7億83百万円（0.3%）増加の2,934億30百万円となりました。この中には為替影響に伴う減収分が18億円含まれており、為替影響を除いた実質ベースの売上高は、前連結会計年度に比べ26億円（0.9%）の増加となりました。

商品別には、ピアノが欧州市場で売上を伸ばしましたが、国内、北米で減少しました。電子楽器は、総じて堅調に推移し、音響機器も米国市場で伸長しました。管楽器は、カスタムモデルが好調に売上を伸ばし、弦楽器についても売上増加となりました。携帯電話着信メロディ配信サービスは、国内での利用者数が頭打ちになったことに加え、競争の激化により売上減少となりました。また、音楽教室につきましては、成人向け教室が拡大しましたが、少子化の影響で子供の在籍数が減少したことにより、全体では減収となりました。

ＡＶ・ＩＴ事業の売上高は、ホームシアターや中高級アンプ、レシーバーが好調に売上を伸ばしたほか、企業向けルーターが好評を博しましたが、昨年３月末のパソコン用ＣＤ　Ｒ／ＲＷドライブ事業からの撤退影響により、前連結会計年度に比べ54億13百万円（6.5%）減少の782億57百万円となりました。

リビング事業では、システムバスの新商品が好評価を得るなど健闘しましたが、システムキッチンが競争激化により伸び悩み、前連結会計年度に比べ12億66百万円（2.8%）減少し447億65百万円となりました。

電子機器・電子金属事業では、携帯電話用音源ＬＳＩが最大64和音同時発音の新商品の発売や、中国および韓国を中心に引き続き需要が好調に推移したことにより、前連結会計年度に比べ163億38百万円（27.0%）増加の768億92百万円となりました。なお、ブラウン管用のシャドーマスク用材料のインバー材は、昨年７月末にて生産を終了しました。

レクリエーション事業では、「寸座ビラ」閉鎖（昨年６月末）や暖冬による「キロロリゾート」のスキー客の落ち込みにより、全体の売上高は前連結会計年度に比べ８億３百万円（3.8%）減少の201億円となりました。

その他の事業では、ゴルフ事業が新商品の発売により、国内においては順調に売上を伸ばしましたが、海外では減少しました。また、自動車用内装部品事業、ＦＡ・金型部品事業は増収となり、セグメント全体では、前連結会計年度に比べ51億5百万円（24.4%）増加し260億61百万円となりました。

② 地域別売上高の状況

地域別には、日本国内では、楽器、リビング、レクリエーション等の消費者向け製品、サービスが全般的に厳しさが継続しましたが、半導体が前連結会計年度に比べ大幅な増収となり、全体の売上高は前連結会計年度に比べ86億80百万円(2.8%)増加の3,208億9百万円となりました。

北米は、ドル安影響により、円貨ベースでの売上高は前連結会計年度に比べ30億57百万円(3.4%)減少の866億71百万円となりましたが、米ドルベースでは伸長しました。

欧州は、楽器、ＡＶ機器とも全般的に堅調に推移したことに加え、ユーロ高影響もあり、売上高は前連結会計年度に比べ62億88百万円(8.1%)増加の834億73百万円となりました。

アジア・オセアニア・その他の地域では、韓国、中近東等で楽器が伸長したことで前連結会計年度に比べ28億31百万円(6.2%)増加の485億52百万円となりました。一方、中国は、期初のＳＡＲＳ影響を払拭できず、期待はずれの結果に終わりました。

③ 売上原価と販売費及び一般管理費

売上原価は、前連結会計年度に比べ3億83百万円(0.1%)減少しました。売上総利益は、前連結会計年度に比べ152億37百万円(8.2%)増加の2,016億93百万円となり、売上総利益率は前連結会計年度の35.5%から37.4%へ1.9%の大幅な改善となりました。主な改善要因は、ユーロ高を中心に、為替益が50億円発生したことに加え、売上原価率の低い半導体が増収となったことが挙げられます。

販売費及び一般管理費は、退職給付費用を含めた人件費の増加に加え、運送費、広告宣伝費の増加等により、前連結会計年度に比べ22億24百万円(1.4%)増加し、1,566億37百万円となりました。なお、売上高販管費比率は、前連結会計年度の29.4%から29.0%へ0.4%減少しました。

以上の結果として、営業利益は前連結会計年度に比べ130億13百万円(40.6%)増益の450億56百万円となり、２期連続で過去最高益を更新することができました。

事業の種類別セグメントの営業利益は、楽器事業では、ユーロ高に伴う為替益の発生や増収による増益要因もありましたが、ＳＣＭの展開による在庫削減のために生産を減少させたことや、国内での今後の楽器ビジネスの活性化のために、期後半に広告、テレビＣＭ等を拡大したことにより、前連結会計年度に比べ6億88百万円(7.0%)増益の104億80百万円と小幅の増益にとどまりました。

ＡＶ・ＩＴ事業では、パソコン用ＣＤ　Ｒ／ＲＷドライブ事業のリストラ効果に加え、為替益の発生、製造原価の低減等により、前連結会計年度に比べ11億68百万円(35.9%)増益の44億18百万円となりました。

リビング事業では、売上高は減少となりましたが、材料調達コストの低減や製造ライン見直し等による製造原価の低減に加え、エア・ウォーター・エモト㈱との提携効果等も寄与し、前連結会計年度に比べ10億1百万円(217.1%)増益の14億62百万円となりました。

電子機器・電子金属事業では、半導体の大幅な増収と不採算事業のインバー材からの撤退による損益改善により、前連結会計年度に比べ107億36百万円(55.7%)増加の300億18百万円と大幅な増益となりました。

レクリエーション事業では、引き続き業務効率化に努めましたが、減収に伴う利益減を埋めきれず、前連結会計年度並みの11億10百万円の損失となりました。

その他の事業では、自動車用内装部品事業は増収となりましたが、完成品メーカーからの価格圧力もあり、前連結会計年度並みの利益にとどまったほか、ゴルフ事業は引き続き前連結会計年度並みの利益水準となりました。一方、ＦＡ・金型部品事業は製造原価の増加等により減益となり、セグメント全体では、前連結会計年度に比べ5億76百万円減益の2億11百万円の営業損失となりました。

④ 営業外損益

営業外損益は、前連結会計年度の17億96百万円から59億79百万円へ41億83百万円(232.9%)の改善となりました。持分法による投資利益が前連結会計年度の76億8百万円から104億47百万円へ28億39百万円(37.3%)増加したことが主因です。

⑤ 特別損益

特別損益につきましては、前連結会計年度に発生した銀行株式を中心とする保有株式の株価下落による投資有価証券評価損がなくなったことや、リストラが一巡したことにより、全体では前連結会計年度の112億26百万円の損失から35億79百万円の損失へ76億47百万円の改善となりました。なお、当連結会計年度の特別損失は、社会保険料の総報酬制移行に伴う一時費用や欧州委員会(ＥＣ)課徴金等が含まれます。

⑥ 当期純利益

以上により、税金等調整前当期純利益は、前連結会計年度の226億12百万円から248億44百万円(109.9%)増加し、474億56百万円となりました。また、同様に、当期純利益は前連結会計年度の179億47百万円から255億94百万円(142.6%)増加し、435億41百万円と２期連続で過去最高益を更新しました。

⑦　為替変動とリスクヘッジ

売上高にかかる為替変動の影響額は、主に在外連結子会社の財務諸表の換算から発生しております。在外連結子会社の売上高の換算は期中平均レートによっておりますが、米ドルの期中平均レートは前連結会計年度に対し９円の円高で113円となり、それに伴う影響額は前連結会計年度に比べ69億円の減収となりました。同様に、ユーロの期中平均レートは前連結会計年度に対し 12 円の円安の 133 円となり、それに伴う影響額は前連結会計年度に比べ 54 億円の増収となりました。全体での影響額は、豪ドル等のその他通貨も含めて前連結会計年度に比べ 12 億円の減収となりました。

一方、利益にかかる為替変動の影響額は、当連結会計年度においては主に当社の輸出入取引から発生しております。当社輸出入取引の米ドルの平均決済レートは前連結会計年度に対し８円の円高の 114 円となり、それに伴う影響額は前連結会計年度に比べ６億円の減益となりました。また、ユーロの平均決済レートは前連結会計年度に対し 12 円の円安の 129 円となり、それに伴う影響額は前連結会計年度に比べ 51 億円の増益となりました。全体での影響額は、その他通貨も含めて前連結会計年度に比べ50億円の増益となりました。

なお、為替変動リスクに対しては、米ドルは、輸出売上高に伴う回収代金を輸入品代金支払に充てる方法(マリー)による為替ヘッジを行なっており、ユーロ、豪ドル、カナダドルに対しては予め想定される実需の範囲で、３ヶ月前に為替予約によるヘッジを行なっています。

⑧　研究開発費

研究開発費は、前連結会計年度に比べ 62 百万円増加し、225億３百万円となりました。売上高研究開発費比率は前連結会計年度並みの 4.2%となりました。

内容的には、電子楽器、ＡＶ・ＩＴ、半導体を中心とする商品開発費用が大半を占め、要素技術としては、音響関連技術、光通信関連技術等が挙げられます。

（３）財政状態の分析

①　資産

総資産は、前連結会計年度に比べ 39 億 85 百万円減少し 5,087 億 31 百万円となりました。このうち、流動資産は、前連結会計年度に比べ 193 億 85 百万円減少しました。特にＳＣＭ展開に伴い、グループを挙げて一段の在庫削減に努めた結果、楽器、ＡＶ機器を中心に、棚卸資産が前連結会計年度に比べ 79 億 98 百万円減少して 721 億 46 百万円となり、３月末時点の在庫レベルとしては、当初の目標水準にまで近づけることができました。また、現金及び預金につきましては、124 億 32 百万円減少し 320 億 53 百万円となりました。投資その他の資産につきましては、株価の上昇や持分法適用関連会社の純資産増加による投資有価証券の評価増により、前連結会計年度に比べ 153 億 26 百万円増加し 1,274 億 15 百万円となりました。

②　負債

負債は、リゾート会員預託金の返還をしたほか、３月末で転換社債を償還したことに加え、長短借入金も減少させることができ、負債残高は前連結会計年度に比べ488 億 31 百万円減少し 2,454 億 88 百万円となりました。

③　実質有利子負債

現金及び預金を含めた実質ベースでの有利子負債残高は、増益に加え棚卸資産の減少等により、前連結会計年度に対し 291 億 33 百万円改善し、借入金 488 億 72 百万円、現金及び預金 320 億 53 百万円の合計 168 億 18 百万円となりました。なお、３月 31 日で第２回転換社債残高 243 億 14 百万円を償還いたしました。

＊実質有利子負債残高＝借入金＋転換社債－現預金

④　資本

資本は、増益およびその他有価証券評価差額金の増加等により、前連結会計年度に比べ452 億 60 百万円増加し、2,597 億 31 百万円となりました。その結果、当連結会計年度末の自己資本比率は、51.1%となりました。なお、当連結会計年度の自己資本利益率(ＲＯＥ)は、18.4%となりました。

（4）資金の流動性についての分析

① キャッシュ・フロー

当連結会計年度において、営業活動の結果得られた資金は、増益に加え、棚卸資産の減少等により、583億49百万円となりました。前連結会計年度に比べ、252億97百万円増加しました。

また、投資活動の結果使用した資金は、設備投資を中心に、187億75百万円となりました。前連結会計年度との比較では、投資有価証券の取得が減少し、使用した資金は28億70百万円減少しました。

財務活動の結果使用した資金は、転換社債の償還243億14百万円に加え、リゾート会員預託金の返還60億49百万円、長短借入金の返済により501億41百万円となりました。前連結会計年度との比較では、415億59百万円増加しました。

以上に現金及び現金同等物に係る換算差額△15億99百万円を加えた結果、当連結会計年度において資金は121億67百万円減少しました。

新規連結子会社の現金及び現金同等物の期首残高等を調整した資金の期末残高は、前連結会計年度に比べ117億31百万円減少し、312億45百万円となりました。

② 設備投資・減価償却費

設備投資は、前連結会計年度に比べ42億77百万円増加し211億60百万円となりました。楽器事業は、新製品金型投資に加え、音楽教室増設等により、前連結会計年度に比べ10億32百万円増加の100億99百万円となりました。

また、リビング事業では、新商品の金型投資に加え、今後成長が期待できるリフォーム事業の布石としてショールーム増設に伴う投資もあり、前連結会計年度に比べ倍増の16億78百万円となりました。

電子機器・電子金属事業では、主としてヤマハ鹿児島セミコンダクタ㈱の半導体製造設備の老朽化更新等で43億58百万円となり、前連結会計年度に比べ10億38百万円増加しました。

そのほか、ＡＶ・ＩＴ事業は18億27百万円、その他の事業では24億20百万円の設備投資を実施しました。

これらの設備投資に対して、当連結会計年度の減価償却費は、前連結会計年度並みの175億22百万円となりました。

以　上

June 28, 2004

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Code Number:	7951 (First Section of Tokyo stock exchange)

(Corrections and Additions) Partial Corrections and Additions to Reference Materials for the Flash Report (Consolidated Basis) for the Fiscal Year Ended March 31, 2004

Please see below partial corrections and additions to the materials originally released on May 7, 2004.

1. Corrections

Page 4 (5) Corporate Governance Situation
(Before Correction)

YAMAHA employs an auditing officer system and places the statutory institutions of the Board of Directors and the Board of Auditors hierarchically below the General Meeting of Shareholders. The Company has also established management committee and executive officer committee systems.

The Company has nine directors (of whom one is the representative director and one is an outside director), four members on its Board of Auditors (of whom two are outside auditors), and 10 executive officers (of whom one is a senior executive officer). The Company's outside director, Toru Hasegawa, is the president and representative director of YAMAHA MOTOR CO., LTD., which is affiliated with the Company.

YAMAHA instituted its executive officer committee system in February 2001 with the goals of strengthening Group management capabilities and expediting management decision making by the Board of Directors as well as strengthening business execution capabilities. To ensure that directors and executive officers are able to perform their duties with maximum effectiveness, measures have been taken to clarify the respective roles of directors and executive officers, so that the execution of divisional operations remains, in principle, the responsibility of executive officers. In addition, the Company has created the position of senior executive officer for officers who will be responsible for the execution of relatively important divisional business affairs.

YAMAHA has established the Auditor Office to serve as support for the auditors, and an Audit Office acts as the auditing department handling Group operations.

YAMAHA has established a corporate officer personnel affairs committee and has stipulated that nominees for the positions of director, auditor, or executive officer be selected based on consultation with this committee, thereby increasing the transparency and fairness of the nomination process. This committee is also considering a personnel development program for future corporate officer candidates as well as moves related to the corporate officer remuneration system. In addition, the Company has established a compliance committee that works to ensure rigorous compliance with relevant laws and regulations throughout the Yamaha Group.

(Corrected Version)

1 Roles of Governance Units and the Improvement of the Internal Control System

YAMAHA employs an auditing officer system and places the statutory institutions of the Board of Directors and the Board of Auditors hierarchically below the General Meeting of Shareholders. The Company has also established management committee and executive officer committee systems.

The Company has nine directors (of whom one is the representative director and one is an outside director), four members on its Board of Auditors (of whom two are outside auditors), and 10 executive officers (of whom one is a senior executive officer) as of March 31, 2004. The Company's outside director, Toru Hasegawa, is the president and representative director of YAMAHA MOTOR CO., LTD., which is affiliated with the Company.

YAMAHA instituted its executive officer committee system in February 2001 with the goals of strengthening Group management capabilities and expediting management decision making by the Board of Directors as well as strengthening business execution capabilities.

To ensure that directors and executive officers are able to perform their duties with maximum effectiveness, measures have been taken to clarify the respective roles of directors and executive officers, so that the execution of divisional operations remains, in principle, the responsibility of executive officers. In addition, the Company has created the position of senior executive officer for officers who will be responsible for the execution of relatively important divisional business affairs.

YAMAHA has established the Auditor Office to serve as support for the auditors and an Audit Office acts as the auditing department handling Group operations.

YAMAHA has established a corporate officer personnel affairs committee and has stipulated that nominees for the positions of director, auditor, or executive officer be selected based on consultation with this committee, thereby increasing the transparency and fairness of the nomination process. This committee is also considering a personnel development program for future corporate officer candidates as well as moves related to the corporate officer remuneration system. In addition, the Company has established a compliance committee that works to ensure rigorous compliance with relevant laws and regulations throughout the Yamaha Group.

2 Remuneration of Corporate Officers and Auditing Firm

(1) The amounts of ordinary remuneration, bonuses, and retirement bonuses paid to *directors and board of auditor members for the fiscal year under review are as follows:*

(Millions of Yen)

	Directors		Board of Auditor Member		Total	
	Number of recipients	Amount paid	Number of recipients	Amount paid	Number of recipients	Amount paid
Remuneration based on the articles of incorporation and/or resolutions of the General Meeting of Shareholders	(*1) 11	(*2) 295	(*1) 6	58	(*1) 17	353
Directors' bonuses from profit appropriation	(*3) 9	68	(*3) 4	12	(*3) 13	80
Retirement bonuses based on General Meeting of Shareholders' resolutions	2	140	2	8	4	148
Total		503		78		582

Notes:
1. At the end of the year, the Company had nine directors and a board of auditors consisting of four members, for a total of 13 corporate officers. Numbers of recipients of above remuneration and bonuses may differ from the figures presented due to retirements (two directors and two board of auditors members).
2. During the year, no payments of employee-portion remuneration (including bonuses) were made to directors concurrently occupying other posts within the Company.
3. Directors and board of auditor members as of the fiscal year-end. The remuneration of outside directors amounted to ¥2 million.

(2) The amount of remuneration paid to the Company's auditing firm was as follows:

(Millions of Yen)

Remuneration associated with audit certification based on audit contract	49
Other remuneration	3
Total	52

2. Additions

1 Business Risks and Other Risks

The Yamaha Group's business performance and financial position situations as well as other issues that could potentially exert a large influence on investors' decisions include the following. (Forward-looking statements represent the Group's view as of March 31, 2004.)

(1) Business Structure

The Group's operations include those in the musical instruments, AV/IT, lifestyle-related products, electronic equipment and metal products, recreation, and other fields.

The electronic equipment and metal products segment currently accounts for more than half the Group's operating income, but profitability fluctuations are large in the mainstay field of LSI sound chips for mobile phones. In the future, if the intensification of competition is accompanied by a progressive use of software-based mobile phone sound sources or should other events occur that result in a structural changes in this field, it is possible that demand for LSI sound chips for mobile telephones might greatly decrease. Accordingly, there is no guarantee that the electronic equipment segment will generate a stable and high level of profit in the future.

Yamaha's "YSD50" medium-term management plan calls for improving profitability, principally in the musical instruments segment, and thereby creating a profit structure that enables the group to maintain stable and high levels of profitability even if performance in the electronic equipment and metal products segment deteriorates. However, if profitability in the musical instruments segment and other segments does not improve in line with the plan, it is possible that the Company's performance and financial position might be negatively impacted.

In the recreation segment, the Company has recorded a persistent operating loss and it is seeking to improve profitability in this segment by reevaluating each recreation facility in accordance with its strategy of selecting strategic business fields and concentrating its resources in those fields. Recreation facility investment decisions exert a large influence on subsequent recreation segment performance as do weather conditions during peak seasons and holidays. Segment sales are also affected by such marketing factors as the policies of travel agencies and airlines (numbers of flights, etc.). Because of these situations, if profitability does not improve in line with the Company's plan, it is possible that the Company's performance and financial position might be negatively impacted.

(2) Price Competition

The Yamaha Group faces intense competition in every field in which it is developing its operations. In musical instruments, for example, the Group is a comprehensive manufacturer marketing high-quality, high-performance products with a broad range of prices, and competing companies exist in each product field. In each high-priced product category, the

Group competes with manufacturers of famous brands. In recent years, particularly in low-priced product segments, the Group has faced intensifying price competition from mass-market/high-volume manufacturers based in China and elsewhere.

In the AV/IT segment, the Group is focusing on the AV equipment business of home theater products, and it has captured a large market share in this field. In recent years, however, the Group has faced price competition from new competitors as well as from products manufactured in China. Depending on future trends regarding industrial restructuring, distribution reforms, and new technology development, price competition may become still more intense and pervasive, and it is conceivable that this might have an impact on the Group's strong position in the home theater field.

It is possible that the Company's performance and financial position might be negatively impacted by such competition.

(3) New Product Development

The Yamaha Group's resources are concentrated in businesses associated with sound and music, and it boasts a solid position as the world's largest musical instrument maker. Yamaha is also developing business centered on such AV products as home theater products in the AV/IT segment and on such semiconductor products as sound chips in the electronic equipment and metal products segment.

Differentiating core sound- and music-related technologies is a crucial requirement for the Group's development and growth. If the Group were to fail to maintain sustained technology development programs, the added value and price competitiveness of its musical instrument products would drop, and it would face such problems as those associated with an inability to stimulate new demand for such products. Not maintaining sustained technology development programs would make it possible that AT/IT and electronic equipment and metal products operations might become difficult to continue. Even if the Group is successful in technology development, there is no guarantee that it will be successful in commercializing the new technologies or in obtaining market support for related new products.

If these negative potentials were to be realized, future growth and profitability in the relevant segments would be decreased and it is possible that the Group's performance and financial position might be negatively impacted.

(4) Dependence on Business Partners' Purchasing of Materials and Components from Yamaha Group Companies

The Yamaha Group manufactures and markets system kitchens and other lifestyle-related products, semiconductors, metal materials, automobile interior wood components, magnesium components, and other materials and components. In all these fields, the Group's performance is affected by the performance of companies to which the Group supplies its materials and components. In addition, if such a business partner loses its confidence in the Group's capabilities regarding quality, delivery schedules, or other collaboration criteria, it is possible that there might be a negative effect on subsequent orders from that company. Moreover, in the case of quality-related and other defects, it is possible that a business partner would demand compensation from the Group.

In such situations, it is possible that the Group's performance and financial position would be negatively impacted.

(5) Business Development Involving International or Overseas Activities

The Group has manufacturing and marketing bases throughout the world and is expanding its global operations. Of its 89 consolidated subsidiaries, 45 are overseas. Of the overseas subsidiaries, 16 are manufacturing companies, and the factories of these companies are concentrated primarily in China, Indonesia, and Malaysia. In addition, overseas sales account for 40.5% of consolidated net sales.

Business development in overseas markets has the potential for causing exposure to the types of risk listed below. If such risk factors were to actually manifest, there is a possibility of such problems as damages stemming from the concentration of manufacturing facilities and an associated inability to maintain stable product supplies.

a. Political and economic disorder, terrorism, and war
b. Emergence of disadvantageous political policies, establishment of disadvantageous

regulations, disadvantageous changes to regulations

c. Unexpected changes to laws or regulations

d. Difficulties in personnel recruitment

e. Difficulties in component procurement or difficulties in maintaining technological standards

The above factors have the potential for negatively affecting the Group's performance and financial position.

(6) Personnel Hiring and Training

Because the average age of the Company's employees is high and the workforce therefore includes a considerable number of relatively older employees, in the future there will be a period of time in which a large number of current employees will reach mandatory retirement age. The Company will then face important issues regarding how to respond to changes in its workforce structure and the need to implement measures to ensure that the skills of craftspeople in musical instrument operations and other manufacturing operations are passed on to new employees and that employees with the requisite skills can be hired and trained.

If the Group were not able to respond to such changes in its workforce structure, there is a possibility that its operations and future growth would be impeded and that there would be a negative effect on the Group's performance and financial position.

(7) Protecting and Using Intellectual Property Rights

The Group has such intellectual property as patents on its unique technologies as well as know-how obtained in the course of its operations. In certain regions, however, some of this intellectual property cannot be completely protected due to legal restrictions or can only be protected to a limited extent. There is thus a possibility that the Group will not be able to effectively prevent third parties from exploiting the Group's intellectual property. And, thus, there is a possibility that similar or copied products manufactured by such third parties may be circulated in markets and so obstruct the marketing of the Group's own products. Moreover, there is a possibility that third parties might claim that the Group's products infringe on third parties' intellectual property rights, thereby delaying or preventing the marketing of Group products associated with those intellectual property rights.

The Group has obtained from third parties licenses for the intellectual property rights of a number of items related to key product components. If the associated royalty payments were to rise and thereby boost manufacturing costs, it might have an influence on the products' price competitiveness, and, if the licenses were to become unobtainable, there is a possibility that the relevant products could no longer be manufactured.

(8) Defective Products and Services

The quality of the Group's products is managed based on quality control standards established by the Company. However, this does not guarantee that no product made by the Group will be defective. The Group has obtained insurance covering product liability compensation related to the products it manufactures, but there is no guarantee that the coverage will provide adequate compensation for the value of product-related liabilities. If product liability incidents occur, the price of product liability insurance can be expected to increase. Moreover, product recalls, exchanges and repairs, design changes, and other similar occurrences could be expected to greatly increase costs as well as to damage the Group's reputation in society at large in a manner that would decrease the Group's sales, and this might have a negative effect on the Group's performance and financial position.

In addition, although the Group gives appropriate attention to safety and sanitation factors related to the retail outlets, music schools, and recreation facilities that it operates, in the unlikely event of a safety or sanitation problem, the Group might have to temporarily suspend the operation of the relevant facilities and the Group's reputation in society at large might be damaged in a manner that would decrease the Group's sales, and this might have a negative effect on the Group's performance and financial position.

(9) Public Laws and Regulations

The Group has business bases throughout the world that are subject to the diverse

laws and regulations of the various countries in which they are situated, such as laws related to international investment, restrictions on international trade for national security reasons, commercial activity regulations, antimonopoly regulations, consumer protection regulations, tax systems, and environmental protection regulations. The Group does its utmost to ensure its rigorous compliance with these regulations but in the unlikely event of noncompliance, it is possible that the Group's corporate activities might be restricted and that the Group's costs would increase.

Accordingly, it is possible that such laws and regulations might have a negative effect on the Group's performance and financial position.

(10) Environmental Protection Regulations

Environmental protection regulations related to business activities are generally becoming stricter, and the autonomous implementation of corporate environmental protection programs is becoming required by society as a part of companies' corporate social responsibility. The Group is striving to take the measures needed to ensure that it exceeds environmental protection standards with regard to products, crating and packaging materials, energy conservation, industrial waste processing, and other issues, but it is impossible to completely guarantee the prevention or amelioration of excessive emissions of restricted substances or other violations of environmental protection standards owing to accidents or other unexpected events. Moreover, if soil at the site of a former factory or other relevant property were to be contaminated with restricted substances, the Group might when seeking to sell that property face considerable soil remediation expenses or be unable to sell the relevant property. If the presence of restricted substances or related air or water pollution associated with land already sold to third parties were to be discovered in the future, the Group might have to pay for countermeasures.

Accordingly, it is possible that the occurrence of such situations might have a negative effect on the Group's performance and financial position.

(11) Currency Exchange Rate Fluctuations

The Group engages in manufacturing, marketing, and other corporate operations throughout the world, and each Group company is affected by the impact of currency exchange rate fluctuations on foreign currency-denominated transactions. To minimize the impact of short-term currency exchange rate fluctuations on foreign currency-denominated transactions, the Group engages in transactions aimed at hedging currency risks. However, currency exchange rate fluctuations might make it impossible to implement business plans as originally drafted, and it is possible that such situations might have a negative effect on the Group's performance and financial position.

(12) Impact of Earthquakes and other Natural Disasters

It is possible that the occurrence of an earthquake or other natural disaster would cause damage to one or more of the Group's manufacturing bases or other facilities. While the Group has moved most of its factories to overseas locations, the parent company's head office, domestic factories, and principal domestic subsidiaries are concentrated in Shizuoka Prefecture. In the case of the occurrence of a major earthquake centered on the Tokai region, there is a possibility of damage to facilities as well as the interruption or delay of operations, the need for considerable expenditure on facilities restoration, and other situations that could have a negative effect on the Group's performance and financial position.

(13) Issues Related to Changes in Financial Position Etc.

a Valuation of Investment Securities

The Group holds stock in the financial institutions with which it does business and various other companies as well as other securities in the category of available-for-sales securities at market value (at the end of the fiscal year under review, these securities had a book value of ¥29.5 billion, compared with acquisition cost of ¥11.9 billion.) Because the value of available-for-sales securities at market value is recalculated based on market prices as of the balance-sheet date, the book value may fluctuate in line with stock prices as of the balance-sheet date. Moreover, if the market

price falls considerably below the acquisition cost then the securities will be impaired. Such situations could have a negative effect on the Group's performance and financial position.

b Latent Losses on Land Assets

The Group has incurred a latent loss on its land assets. For land revalued based on the Land Revaluation Law, the difference at the balance-sheet date between the market value and the post-revaluation book value was a loss of ¥13.8 billion. If this land were to be sold or otherwise disposed of, the associated latent loss would be realized, and this could have a negative effect on the Group's performance and financial position.

c Impairment of Fixed Assets

The Group may apply impairment accounting, primarily with respect to tangible fixed assets in the recreation segment. If impairment accounting is used, it could have a negative effect on the Group's performance and financial position.

d Retirement Payment Liability and Expense

The Group's employee retirement-related liabilities and expenses are calculated based on factors that include the characteristics of the retirement benefit systems used, discount rate, and expected return on plan assets. Retirement benefit systems are sometimes changed, and liability and expense projections differ from fiscal year to fiscal year. Consequently, if retirement-related liabilities and expenses increase, it could have a negative effect on the Group's performance and financial position.

e Gains and Losses on Investments Accounted for by the Equity Method

Of the Group's ¥51.0 billion in recurring profit for the fiscal year under review, equity in earnings of unconsolidated subsidiaries and affiliates accounted for ¥10.4 billion. The Group uses the equity method to account for the earnings of two companies: Yamaha Motor Co., Ltd., and Korg Inc. If the performance of these companies were to deteriorate, it could have a negative effect on the Group's performance and financial position.

In addition, as Yamaha Motor is changing its fiscal year-end, its fiscal year ending December 2004 will be a 9-month-long transitional fiscal year.

f Income Taxes

Because it has recorded deferred losses for income tax purposes, the Company has since the fiscal year ended March 1999 paid only the inhabitants' tax portion of income taxes at the average rate and has not paid the corporate income tax or enterprise tax portion of income taxes. Because the deferred losses for income tax purposes are expected to be eliminated during the current fiscal year, the Company expects to pay corporate income tax, inhabitants' tax (corporate rate), and enterprise tax.

3. Analysis of Financial Position and Performance

Text referring to future-related issues represents the Group's view as of March 31, 2004.

1 Important Accounting Policies and Estimates

The Group's consolidated financial statements are prepared based on what are generally accepted accounting standards in Japan. Based on the premise that managers must make judgments on the selection of accounting methods and apply those methods, the preparation of the consolidated financial statements requires estimates that affect the balances of assets and liabilities and the value of profit and expenses during the fiscal period. Estimates are made by managers using rational methods that take past performance and other factors into consideration, but estimates have a characteristic element of uncertainty and will sometimes differ from the actual results.

Among the important accounting policies employed by the Group, the following are greatly

affected by management's estimates.

(1) Estimated Value of Allowance for Doubtful Accounts

The estimate is made based on consideration of the percentage of general credit assets that become problematic historically as well as consideration of the recoverability of specific problem assets.

(2) Estimated Value of Inventories

The value of inventories is estimated based on consideration of unit values according to the last-in, first-out (LIFO) method as well as the use of current market prices to estimate the value of a representative portion of inventories.

(3) Estimated Impairment of Other Marketable Securities with Market Value

For security issues being considered for impairment accounting due to marked falls in their value, the determination of accounting treatment involves estimating the likelihood of a recovery in the security issues' values.

(4) Estimate of Deferred Tax Assets

The likelihood of recovering deferred tax assets is calculated based on a rational projection of future taxable income.

(5) Estimate of Provision for Product Warranties

The cost of repairing products after their sale is calculated for individual types of products based on the prior ratio of defects to unit sales volume or to net sales.

(6) Estimate of Accrued Employees' Retirement Benefits

The amount of accrued employees' retirement benefits is estimated based on the value of pension liabilities (used to calculate Accrued Employees' Retirement Benefits) and on the projected value of pension fund assets.

2 Business Results Analysis

(1) Net Sales by Business Segment

Net sales grew 2.8% from the previous year, to ¥539,506 million, a second consecutive year of increase. The rise reflected strong semiconductor performance owing to growth in sales of LSI sound chips for mobile phones.

Sales in the musical instruments segment edged up 0.3%, or ¥783 million, to ¥293,430 million, despite a ¥1.8 billion decline that reflected changes in currency exchange rates. On a real basis, excluding the effects of changes in exchange rates, segment sales would have risen 0.9%, or ¥2.6 billion.

Sales of pianos grew in European markets but decreased in Japan and North America. Sales of digital musical instruments were strong overall, and those of professional audio equipment grew in the U.S. market. Sales of "Custom Model" wind instruments grew significantly, and sales of string instruments also rose. Revenue from Yamaha's mobile phone ringing melody distribution services declined owing to market saturation in Japan and intensifying competition. In music school operations, Yamaha expanded its revenue from schools for adult students, but the shrinking population of children in Japan continued to depress enrollment numbers and, in turn, overall revenue from music schools.

In the AV/IT segment, sales of home theater products and medium-to-top-level amplifier-receivers grew, and sales of enterprise-use routers were strong. Owing to the Company's withdrawal at the end of March 2003 from the PC-use CD-R/RW drive business, however, segment sales dropped 6.5%, or ¥5,413 million, to ¥78,257 million.

In the lifestyle-related products segment, sales of system bathroom products were strong, reflecting customers' high evaluations of newly launched products, but those of system kitchen products were weak due to intensified competition. Segment sales declined 2.8%, or ¥1,266 million, to ¥44,765 million.

In the electronic equipment and metal products segment, the Company launched new

64-note polyphony LSI sound chips for mobile phones, and sales in Korea and China continued to grow considerably owing to strong demand. As a result, segment sales surged 27.0%, or ¥16,338 million to ¥76,892 million. The Company withdrew from business in invar materials used for PC shadow masks, discontinuing related manufacturing operations in July 2003.

In the recreation segment, the closure of "Sunza Villa™" at the end of June 2003 and a decline in the number of skiers at our "Kiroro™" resort due to lack of snow drove down sales 3.8%, or ¥803 million, to ¥20,100 million.

In the others segment, domestic sales of golf products grew smoothly, supported by the launch of new products, but overseas sales dropped. Sales of automobile wood interior components, FA products, and metallic molds increased. Thus, segment sales surged 24.4%, or ¥5,105 million, to ¥26,061 million.

(2) Sales by Geographical Area

Domestic sales totaled ¥320,809 million, up 2.8%, or 8,680 million. The operating environment for musical instruments, lifestyle-related products, recreation, and other consumer-oriented products and services continued to be severe, but this was offset by a large rise in sales of semiconductors.

The Company's overseas sales in North America decreased 3.4%, or 3,057 million, to ¥86,671 million, reflecting the reduced value in yen terms of regional sales owing to the depreciation of the dollar against the yen. However, the dollar-denominated value of sales was up.

In Europe, sales increased 8.1%, or 6,288 million, to ¥83,473 million, as demand for musical instruments and AV products was generally robust and the euro appreciated against the yen.

In Asia, Oceania and other areas, sales grew 6.2%, or 2,831 million, to ¥48,552 million. This reflected higher musical instrument sales in such markets as Korea and the Middle East, which compensated for a weaker than expected performance in China owing to the effects of SARS.

(3) Costs, Expenses, and Earnings

The cost of sales for the period under review decreased 0.1%, or ¥383 million from the previous fiscal year. Thus, gross profit rose 8.2%, or ¥15,237 million, to ¥201,693 million, and the gross profit ratio increased 1.9 percentage points, from 35.5% to 37.4%. Among the principal reasons for this improvement were a ¥5.0 billion net gain on foreign exchange principally from the appreciation of the euro against the yen as well as a rise in sales in the semiconductor sector, which has a relatively low cost of sales ratio.

Selling, general, and administrative (SG&A) expenses were ¥156,637 million, up 1.4%, or ¥2,224 million from the previous fiscal year owing to a rise in personnel expenses, including retirement payments, as well as an increase in shipping costs, advertising and promotional expenses. The ratio of SG&A expenses to net sales decreased 0.4 percentage point, from 29.4% to 29.0%.

As a result, operating income grew 40.6%, or ¥13,013 million, to ¥45,056 million. This was the second consecutive year the Company attained new record-high operating income levels.

In the musical instruments segment, operating income rose 7.0%, or ¥688 million, to ¥10,480 million. This reflected such positive factors as a foreign exchange gain owing to the aforementioned appreciation of the euro as well as a rise in net sales. Partially offsetting those factors were inventory and manufacturing volume reductions associated with the introduction of SCM systems as well as increased spending on advertising, including television commercials, aimed at promoting greater future growth in the domestic market.

In the AV/IT segment, benefits from the discontinuation of CD-R/RW drive business, foreign exchange gain, lower manufacturing unit costs, and other factors pushed up operating income 35.9%, or ¥1,168 million, to ¥4,418 million.

In the lifestyle-related products segment, operating income surged ¥217.1 % or ¥1,001 million to ¥1,462 million despite a decrease in sales. This reflected a reduction of manufacturing unit costs associated with lower materials procurement costs and the restructuring of manufacturing lines as well as benefits stemming from an operational tie-up with Air Water Emoto Inc.

In the electronic equipment and metal products segment, operating income rose 55.7%, or 10,736 million, to ¥30,018 million. This resulted from a large increase in semiconductor sales as well as the discontinuation of unprofitable operations in invar materials.

In the recreation segment, continued efforts to boost operational efficiency were insufficient to compensate for the effect of lower net sales, and an operating loss of ¥1,110 million was recorded, approximately the same level as in the previous year.

In the others segment, an operating loss of ¥211 million was recorded, a drop of ¥576 million. This mainly resulted from a decrease in the profitability of FA and metallic molds operations owing to such factors as a rise in manufacturing unit costs. Despite an increase in sales of automobile interior wood components, pressures from automobile manufacturers to reduce prices kept profitability approximately unchanged, and the profitability of golf-related operations was also roughly unchanged.

(4) Nonoperating Income and Expenses

The balance of nonoperating income and expenses was net income of ¥5,979, an increase of 232.9%, or ¥4,183 million, from the previous year, in which the balance of nonoperating income and expenses was net income of ¥1,796 million. Equity in earnings of unconsolidated subsidiaries and affiliates rose 37.3%, or ¥2,839 million, from ¥7,608 million to ¥10,447 million.

(5) Other Profit and Loss

The balance of other profit and loss was a net loss of ¥3,579 million, a ¥7,647 million improvement from the previous year, in which a net loss of ¥11,226 million was recorded. This reflected a large drop in loss on revaluation of investment securities, primarily related to bank stocks, and a drop in structural reform expenses. It also reflected such other losses as those associated with a temporary expense on the shift to a comprehensive remuneration system and the payment of fines to the European Commission.

(6) Net Income

As a result, income before income taxes and minority interests increased 109.9%, or ¥24,844 million, from ¥22,612 million to ¥47,456 million. Consequently, net income for the fiscal year under review rose 142.6%, or ¥25,594 million, from ¥17,947 million in the previous year, to ¥43,541 million. This was the second consecutive year the Company attained record net income levels.

(7) Currency Exchange Rate Changes and Risk Hedging

The effect of currency exchange rate fluctuations on consolidated net sales results primarily from the conversion into yen of the financial statements of overseas consolidated subsidiaries. The net sales of overseas subsidiaries are converted based on the average level of exchange rates during the year. The average level of the yen-U.S. dollar rate during fiscal 2004 was ¥113=$1, down ¥9 from fiscal 2003 and effectively reducing net sales during fiscal 2004 by ¥6.9 billion. In contrast, the average level of the yen-euro rate during fiscal 2004 was ¥133=1 euro, up ¥12 from fiscal 2003, and this had the effect of increasing net sales during fiscal 2004 by ¥5.4 billion. The overall effect of average exchange rate changes, including those related to such currencies as the Australian dollar and other currencies, was to reduce fiscal 2004 net sales by ¥1.2 billion.

The effect of currency exchange rate fluctuations on consolidated profitability results primarily from the parent company's import and export transactions. The average level of the yen-dollar settlement rate during fiscal 2004 was ¥114=$1, down ¥8 from fiscal 2003, and as a result operating income during fiscal 2004 was reduced by ¥0.6 billion. The average level of the yen-euro settlement rate during fiscal 2004 was ¥129=1 euro, up ¥12 from fiscal 2003, and this had the effect of increasing operating income during fiscal 2004 by ¥5.1 billion. The overall effect of settlement exchange rate changes, including those related to other currencies, was to augment fiscal 2004 operating income by ¥5.0 billion.

The Company hedges its U.S. dollar-related currency fluctuation risks by offsetting risk associated with dollar receipts from exports with risk associated with dollar payments for imported products. It hedges the value of risks associated with the euro, Australian dollar, and Canadian dollar by projecting relevant export revenues and purchasing forward exchange

contracts three months in advance.

(8) R&D

R&D expenses amounted to ¥22,503 million in fiscal 2004, up ¥62 million from the previous year. The ratio of R&D expenses to net sales was 4.2%, roughly unchanged.

The bulk of R&D expenses were associated with new product development, primarily related to digital musical instruments, AV/IT, and semiconductors. The Company is also engaged in programs to develop new basic technologies in the fields of sound reproduction and optical information transmission.

3 Financial Condition Analysis

(1) Assets

Total assets at March 31, 2004, amounted to ¥508,731 million, down ¥3,985 million from the previous year-end. Current assets decreased ¥19,385 million. Reflecting the introduction of SCM systems and the Group's concerted measures to further reduce inventory levels, the value of inventories decreased ¥7,998 million, to ¥72,146 million, and the bulk of this drop was associated with musical instruments and AV/IT products. Thus, inventories were reduced to a level close to the original target level. Moreover, the balance of cash and bank deposits was decreased ¥12,432 million, to ¥32,053 million. Total investments and other assets grew ¥15,326 million to ¥127,415 million, owing to such factors as a rise in stock prices and a rise in the net assets of companies accounted for by the equity method, both of which boosted the value of investment securities.

(2) Liabilities

The Company repaid resort membership deposits, redeemed convertible bonds at the end of the fiscal year, and reduced its short- and long-term debt. These measures resulted in a ¥48,831 million decrease to ¥245,488 million in the balance of total liabilities.

(3) Interest-Bearing Debt

Owing to such factors as the rise in profitability and reduction of inventories, the balance of actual interest-bearing debt,* on a real basis that accounts for cash and bank deposits, was ¥16,818 million (¥48,872 million in borrowings and ¥32,053 million in cash and bank deposits) at the end of fiscal 2004, a decrease of ¥29,133 million from the previous year-end. On March 31, 2004, the Company redeemed ¥24,314 million in convertible bonds.
** The balance of actual interest-bearing debt is defined as equaling the sum of borrowings and* convertible bonds, less cash and bank deposits.

(4) Shareholders' Equity

Reflecting such factors as the increases in business profitability and in the net unrealized holding gain on other securities, the balance of shareholders' equity at the end of fiscal 2004 was ¥259,731 million, up ¥45,260 million from the previous year-end.
As a result, the shareholders' equity ratio rose to 51.1%. ROE was 18.4%.

4 Fund Liquidity Analysis

(1) Cash Flows

Net cash provided by operating activities totaled ¥58,349 million, up ¥25,297 million from the previous year, owing to such factors as a rise in profitability and a decrease in inventories.
Net cash used in investing activities, primarily for capital investments, amounted to ¥18,775 million, down ¥2,870 million from the previous year. The decrease was largely the result of a drop in purchases of investment securities.

Net cash used in financing activities totaled ¥50,141 million, up ¥41,559 million from the previous year. This reflected ¥24,314 million used for the redemption of convertible bonds, ¥6,049 million used for the refunds of resort membership deposits, and to repay short- and long-term debt.

Thus, after accounting for a ¥1,599 million drop owing to the effect of exchange rate changes, cash and cash equivalents at the end of the year decreased ¥12,167 million.

After accounting for an increase arising from the inclusion of additional subsidiaries in consolidation, cash and cash equivalents at the end of the year were down ¥11,731 million from the previous year-end, to ¥31,245 million.

(2) Capital Investment

Capital investment amounted to ¥21,160 million in fiscal 2004, up ¥4,277 million from the previous year. Investment in the musical instruments segment grew ¥1,032 million, to ¥10,099 million, reflecting investment in molds and dies for new products as well as such investment as that in new music schools.

Investment in the lifestyle-related products segment roughly doubled, to ¥1,678 million, also reflecting investment in molds and dies for new products as well as investment in new showrooms in line with the Company's strategy for expanding business associated with building renovation.

Investment in the electronic equipment and metal products segment grew ¥1,038 million, to ¥4,358 million, largely owing to the investment aimed at improving the aging semiconductor manufacturing facility of Kagoshima Semiconductor Inc. Capital investment in the AV/IT segment and the others segment totaled ¥1,827 million and ¥2,420 million, respectively.

Depreciation and amortization expense during the year amounted to ¥17,522 million, approximately the same level as in the previous year.

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成16年7月1日
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA　CORPORATION
【代表者の役職氏名】	代表取締役社長　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番1号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号　当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社　営業経理センター （東京都港区高輪二丁目17番11号） ヤマハ株式会社　営業事業所管理センター大阪事務所 （大阪市中央区南船場三丁目12番９号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1 【提出理由】

当社の特定子会社である株式会社キロロ開発公社は、平成16年7月1日付けで当社が吸収合併し、解散いたしました。これに伴い当社の特定子会社ではなくなりましたので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第3号の規定に基づき提出するものであります。

2 【報告内容】

（1）特定子会社の名称、住所、代表者の氏名、資本金又は出資の額及び事業の内容

名称	株式会社キロロ開発公社
住所	北海道余市郡赤井川村字常盤650番地先
代表者の氏名	代表取締役社長 高田 泉
資本金	8,000百万円（平成16年6月30日現在）
事業の内容	スキー場、索道等の運営事業 ホテル等施設の賃貸事業

（2）当該異動の前後における当社の所有に係る当該特定子会社の議決権の数及び当該特定子会社の総株主の議決権に対する割合

当社の所有に係る当該特定子会社の議決権の数

異動前	160,000 個
異動後	0 個

総株主の議決権に対する割合

異動前	100％
異動後	0％

（3）異動の理由及び異動年月日

異動の理由	吸収合併による解散
異動年月日	平成16年7月1日

Cover

Documents submitted:	Special Report
Submitted to:	Kanto Local Finance Bureau
Date submitted:	July 1, 2004
Company Name:	YAMAHA CORPORATION
Representative:	Shuji Ito, President and Representative Director
Head Office:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Telephone number:	053-460-2141
Contact executive:	Fumio Umeda, General Manager of Accounting and Finance Department
Closest Contact Address:	YAMAHA CORPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo
Telephone number:	03-5488-6611
Contact executive:	Kazushige Suto, General Manager of the Business Administration Center
Other locations where the documents is available for public inspection:	YAMAHA COPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo YAMAHA COPORATION Business Administration Center Osaka Office 3-12-9 Minamisenba, Chuo-ku, Osaka Tokyo Stock Exchange Co., Ltd. 2 -1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

1. Reason for Submission

Kiroro Development Corporation, a specified subsidiary of YAMAHA Corporation, has been absorbed through merger by YAMAHA and dissolved on July 1, 2004. Accordingly, as Kiroro Development Corporation is no longer a specified subsidiary, YAMAHA is making this submission based on Article 24-5-4 of the Securities Exchange Law as well as Cabinet Order 19-2-3 on the disclosure of corporate operations.

2. Content of Report

(1) Specified Subsidiary Data

Name:	Kiroro Development Corporation
Address:	650 Aza-Tokiwa, Akaigawa Village, Yoichi County, Hokkaido, Japan
Representative:	Izumi Takada, President and Representative Director
Capital:	¥8,000 million(as of June 30,2004)
Business Field:	Management of ski resorts, cable railways and other resort facilities Lease management of accommodation facilities

(2) YAMAHA's Number and Share of Voting Rights in the Specified Subsidiary before and after the Change

YAMAHA's Number of Voting Rights	
Before change	160,000
After change	0
YAMAHA's Share of Voting Rights	
Before change	100%
After change	0%

(3) Reason for and Date of Change

Reason for change	Dissolution of company due to absorption-merger
Date of Change	July 1, 2004

第　1　8　0　期

有 価 証 券 報 告 書

自　平成15年４月１日
至　平成16年３月31日

静岡県浜松市中沢町10番１号

ヤマハ株式会社

(391001)

第180期（自平成15年４月１日　至平成16年３月31日）

有価証券報告書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成16年６月28日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

ヤマハ株式会社

目　　　　次

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成16年６月28日
【事業年度】	第180期(自　平成15年４月１日　至　平成16年３月31日)
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番１号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社営業経理センター （東京都港区高輪二丁目17番11号） ヤマハ株式会社営業事業所管理センター大阪事務所 （大阪市中央区南船場三丁目12番９号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第176期	第177期	第178期	第179期	第180期
決算年月		平成12年3月	平成13年3月	平成14年3月	平成15年3月	平成16年3月
売上高	(百万円)	527,897	519,104	504,406	524,763	539,506
経常利益	(百万円)	8,506	19,238	7,680	33,839	51,036
当期純利益 又は当期純損失(△)	(百万円)	△40,777	13,320	△10,274	17,947	43,541
純資産額	(百万円)	221,750	196,733	201,965	214,471	259,731
総資産額	(百万円)	543,088	522,486	509,663	512,716	508,731
1株当たり純資産額	(円)	1,073.75	952.62	978.15	1,040.06	1,259.28
1株当たり当期純利益 又は当期純損失(△)	(円)	△197.45	64.50	△49.75	86.65	210.63
潜在株式調整後 1株当たり当期純利益	(円)	―	61.84	―	77.32	196.01
自己資本比率	(%)	40.8	37.7	39.6	41.8	51.1
自己資本利益率	(%)	△18.7	6.4	△5.2	8.6	18.4
株価収益率	(倍)	―	20.4	―	15.4	9.2
営業活動による キャッシュ・フロー	(百万円)	10,851	△9,089	29,016	33,052	58,349
投資活動による キャッシュ・フロー	(百万円)	12,474	△5,441	△10,437	△21,645	△18,775
財務活動による キャッシュ・フロー	(百万円)	△7,522	12,987	△12,880	△8,582	△50,141
現金及び現金同等物 の期末残高	(百万円)	33,632	32,725	40,571	42,976	31,245
従業員数 (外、平均臨時雇用者数)	(名)	18,167 (3,432)	18,463 (3,814)	18,619 (4,401)	18,547 (5,016)	18,842 (5,061)

(注) 1 売上高には、消費税等は含まれておりません。

2 第176期・第178期の潜在株式調整後1株当たり当期純利益は、転換社債を発行しておりますが当期純損失が計上されている為、記載しておりません。

3 第176期・第178期の株価収益率は、当期純損失が計上されている為、記載しておりません。

4 第179期から「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。

5 従業員数は就業人員数であります。

(2) 提出会社の経営指標等

回次		第176期	第177期	第178期	第179期	第180期
決算年月		平成12年３月	平成13年３月	平成14年３月	平成15年３月	平成16年３月
売上高	(百万円)	369,129	346,175	316,742	334,078	345,354
経常利益 又は経常損失(△)	(百万円)	△7,388	13,338	6,530	22,218	28,118
当期純利益 又は当期純損失(△)	(百万円)	△36,798	9,685	△25,328	7,706	25,579
資本金	(百万円)	28,533	28,533	28,533	28,533	28,534
発行済株式総数	(株)	206,523,263	206,523,263	206,523,263	206,523,263	206,524,626
純資産額	(百万円)	142,389	150,836	140,730	146,394	179,982
総資産額	(百万円)	307,476	298,578	295,861	347,499	337,029
１株当たり純資産額	(円)	689.46	730.36	681.58	709.03	871.65
１株当たり配当額 (内１株当たり 中間配当額)	(円) (円)	3 (―)	7 (3)	8 (4)	10 (5)	15 (5)
１株当たり当期純利益 又は当期純損失(△)	(円)	△178.18	46.90	△122.65	36.95	123.38
潜在株式調整後 １株当たり当期純利益	(円)	―	45.77	―	36.33	118.36
自己資本比率	(％)	46.3	50.5	47.6	42.1	53.4
自己資本利益率	(％)	△25.3	6.6	△17.4	5.4	15.7
株価収益率	(倍)	―	28.1	―	36.1	15.8
配当性向	(％)	―	14.9	―	27.1	12.2
従業員数	(名)	6,692	6,394	6,251	6,109	5,920

(注) 1　売上高には、消費税等は含まれておりません。
2　第176期・第178期の潜在株式調整後１株当たり当期純利益は、転換社債を発行しておりますが当期純損失が計上されている為、記載しておりません。
3　第176期・第178期の株価収益率は、当期純損失が計上されている為、記載しておりません。
4　第179期から「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。
5　従業員数は就業人員数であります。

2 【沿革】

明治20年11月	山葉寅楠がオルガン製作に成功
明治22年３月	当社の前身である合資会社山葉風琴製造所を設立
明治30年10月	日本楽器製造株式会社を資本金10万円にて設立 本社を浜松に置き、オルガンの製造を開始
明治33年１月	ピアノの製造を開始
昭和24年５月	東京、大阪及び名古屋の各証券取引所に株式を上場
昭和29年５月	ヤマハ音楽教室を開講
昭和29年11月	オートバイの製造を開始
昭和30年７月	オートバイ部門を分離し、ヤマハ発動機㈱を設立
昭和33年10月	エレクトーンの製造を開始 メキシコに最初の海外法人Yamaha de Mexico, S.A. de C.V.を設立
昭和34年１月	合金の製造を開始
昭和35年６月	米国に販売子会社Yamaha International Corporation (現 Yamaha Corporation of America)を設立
昭和36年５月	ホーム用品の製造を開始
昭和36年８月	スポーツ用品の製造を開始
昭和37年５月	中日本観光開発㈱(昭和56年11月ヤマハレクリェーション㈱に社名変更)を設立し、レクリェーション事業に着手
昭和41年10月	管楽器の製造を開始
昭和42年５月	宮竹楽器製造㈱を吸収合併
昭和43年５月	オーディオの製造を開始
昭和44年11月	天竜楽器製造㈱を吸収合併
昭和45年５月	日本管楽器㈱を吸収合併
昭和50年５月	家具の製造を開始
昭和58年10月	カスタムLSIの外販を開始
昭和62年２月	半導体製造子会社ヤマハ鹿児島セミコンダクタ㈱を設立
昭和62年10月	社名を日本楽器製造株式会社からヤマハ株式会社に変更
平成２年６月	レクリェーション事業子会社ヤマハリゾート㈱を設立(平成３年４月ヤマハレクリェーション㈱を吸収合併)
平成３年10月	リビング事業子会社ヤマハリビングテック㈱を設立
平成３年11月	電子金属事業子会社ヤマハメタニクス㈱を設立
平成14年５月	中国に投資管理会社雅馬哈楽器音響（中国）投資有限公司を設立
平成14年９月	独国に欧州統括会社Yamaha Music Holding Europe G.m.b.Hを設立
平成14年10月	ヤマハリゾート㈱を吸収合併
平成15年５月	大阪及び名古屋証券取引所での株式の上場を廃止

3 【事業の内容】

当社グループは、当社、子会社108社及び関連会社15社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業を営んでおります。

当社グループの事業に係わる位置づけ及び事業の種類別セグメントは以下の通りであります。また、関連会社のヤマハ発動機㈱において、二輪車・ボート等の製造販売を行っております。

1　楽器事業

(1) 楽器

当社及び天津雅馬哈電子楽器有限公司、P.T. Yamaha Music Manufacturing Asia他製造子会社が製造し、当社が販売すると共に㈱ヤマハミュージック東京他国内販売子会社及び Yamaha Corporation of America他海外販売子会社を通じ販売しております。

また、Kemble & Company Ltd.は、ケンブルブランド等の製品を製造販売しております。

(2) 音楽普及事業

当社、㈱ヤマハミュージック東京他国内販売子会社及びYamaha Music (Asia) Pte.Ltd.他海外販売子会社において、音楽教室の運営及び音楽普及活動を行っております。

2　ＡＶ・ＩＴ事業

(1) オーディオ

主にYamaha Electronics Manufacturing (M) Sdn. Bhd. 他製造子会社が製造し、当社が販売すると共にヤマハエレクトロニクスマーケティング㈱及びYamaha Electronics Corporation, USA他販売子会社を通じ販売しております。

(2) 情報通信機器

ディーエス㈱が製造し、当社が販売すると共にヤマハエレクトロニクスマーケティング㈱を通じ販売しております。

3　リビング事業

主にヤマハリビングプロダクツ㈱が製造し、ヤマハリビングテック㈱が販売しております。

4　電子機器・電子金属事業

(1) 電子機器

主にヤマハ鹿児島セミコンダクタ㈱が製造し、当社が販売しております。

(2) 電子金属

ヤマハメタニクス㈱が製造販売を行っております。

5　レクリエーション事業

当社及び㈱キロロ開発公社他国内子会社が、観光施設、宿泊施設及びスポーツ施設等の経営を行っております。

6　その他の事業

当社において、ゴルフ用品、自動車用内装部品等の製造販売を行っております。

また、ヤマハファインテック㈱において、ＦＡ機器、金型・部品等の製造販売を行っております。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。


製造・制作会社等
販売会社等
楽器
(国内連結子会社)
ヤマハサウンドテック㈱
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
山梨工芸㈱
ワイピーウインズ㈱
ヤマハミュージッククラフト㈱
桜庭木材㈱
ディーエス㈱
(海外連結子会社)
Yamaha Exporting Inc.
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
Kemble & Company Ltd.
台湾山葉楽器製造股份有限公司
高雄山葉股份有限公司
天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
ヤマハ㈱
(国内連結子会社)
ヤマハミュージックトレーディング㈱
ミュージックリース㈱
㈱ヤマハホール
(海外連結子会社)
Yamaha Corporation of America
Yamaha Music Holding Europe G.m.b.H.
Yamaha Music Central Europe G.m.b.H.
Yamaha Musique France S.A.S.
Yamaha-Kemble Music(U.K.)Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
功学社山葉楽器股份有限公司
Yamaha Music Korea Ltd.
(国内連結子会社)
㈱ヤマハミュージック東京 他11社
(海外連結子会社)
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A.de C.V.
Yamaha Music Latin America, S.A.
Yamaha Scandinavia A.B.
P.T.Yamaha Music Indonesia(Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music(Asia)Pte.Ltd. 他1社
Yamaha Music(Malaysia)Sdn.Bhd. 他3社
Yamaha Music Gulf FZE
雅馬哈楽器音響(中国)投資有限公司
顧客
AV・IT
(国内連結子会社)
ディーエス㈱
(海外連結子会社)
Yamaha Electronique Alsace S.A.
Yamaha Electronics Manufacturing(M) Sdn.Bhd.
P.T. Yamaha Electronics Manufacturing Indonesia
雅馬哈電子(蘇州)有限公司
ヤマハ㈱
(国内連結子会社)
ヤマハエレクトロニクスマーケティング㈱
(海外連結子会社)
Yamaha Electronics Corporation, USA
Yamaha Elektronik Europa G.m.b.H.
Yamaha Electronique France S.A.S.
Yamaha Electronics(U.K.)Ltd.
Yamaha Electronics Asia Pte.Ltd.
リビング
(国内連結子会社)
ヤマハリビングテック㈱
ヤマハリビングプロダクツ㈱
電子機器・電子金属
(国内連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
ヤマハハイテックデザイン㈱
ヤマハ㈱
(国内連結子会社)
ヤマハメタニクス㈱
レクリエーション
ヤマハ㈱
(国内連結子会社)
㈱キロロ開発公社
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
㈱キロロアソシエイツ
㈱寸座ビラ
その他
ヤマハ㈱
(国内連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ワイピー設備システム㈱
㈱ヤマハトラベルサービス
日本事務センター㈱
ワイピービデオ㈱
(国内連結子会社)
ヤマハファインテック㈱
客
持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ
材料・部品の供給
製品等の供給
サービス等の供給

4 【関係会社の状況】

名称	住所	資本金（百万円）	主要な事業の内容	議決権の所有割合（％）	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
（連結子会社）							
㈱ヤマハミュージック東京	東京都中央区	400	楽器	100	4	当社製品の仕入販売	当社からの店舗等の賃借
㈱ヤマハミュージック西東京	東京都豊島区	350	〃	100	4	〃	〃
㈱ヤマハミュージック横浜	神奈川県横浜市	350	〃	100	4	〃	〃
㈱ヤマハミュージック関東	新潟県新潟市	100	〃	100	4	〃	なし
㈱ヤマハミュージック大阪	大阪府大阪市	350	〃	100	5	〃	当社からの店舗等の賃借
㈱ヤマハミュージック神戸	兵庫県神戸市	250	〃	100	5	〃	〃
㈱ヤマハミュージック瀬戸内	広島県広島市	175	〃	100	4	〃	〃
㈱ヤマハミュージック名古屋	愛知県名古屋市	250	〃	100	4	〃	〃
㈱ヤマハミュージック浜松	静岡県浜松市	125	〃	100	5	〃	〃
㈱ヤマハミュージック九州	福岡県福岡市	300	〃	100	5	〃	〃
㈱ヤマハミュージック北海道	北海道札幌市	200	〃	100	4	〃	〃
㈱ヤマハミュージック東北	宮城県仙台市	250	〃	100	5	〃	〃
ヤマハミュージックトレーディング㈱	東京都中央区	200	〃	100	4	〃	当社からの事務所の賃借
㈱ヤマハミュージックメディア	東京都渋谷区	350	〃	100	3	当社への完成品の販売	当社からの建物の賃借
ディーエス㈱	静岡県袋井市	60	楽器 AV・IT	100	5	〃	〃
ヤマハミュージッククラフト㈱	静岡県浜松市	30	楽器	100	6	〃	当社への建物の賃貸
ヤマハサウンドテック㈱	東京都中央区	100	〃	100	3	当社製品の仕入	当社からの事務所の賃借
㈱ヤマハミュージックコミュニケーションズ	東京都目黒区	300	〃	95	3	なし	なし
ミュージックリース㈱	静岡県浜松市	50	〃	100	4	当社製品の仕入リース	当社からの事務所の賃借
山梨工芸㈱	静岡県袋井市	20	〃	100	5	当社への部品の販売	なし
桜庭木材㈱	秋田県北秋田郡	90	〃	100	4	〃	〃
㈱ヤマハホール	東京都中央区	10	〃	100	3	なし	当社からの店舗等の賃借
ワイピーウインズ㈱	静岡県磐田郡	50	〃	100	6	当社への部品の販売	なし
ヤマハエレクトロニクスマーケティング㈱ (注)3	東京都港区	300	AV・IT	100	6	当社製品の仕入販売	当社からの事務所の賃借
ヤマハリビングテック㈱ (注)5	静岡県浜松市	4,500	リビング	100	3	ヤマハリビングプロダクツ㈱へのリビング用品の製造委託	当社からの店舗等の賃借、ヤマハリビングプロダクツ㈱への建物の賃貸
ヤマハリビングプロダクツ㈱	〃	80	〃	100 (100)	—	ヤマハリビングテック㈱製品の製造	ヤマハリビングテック㈱からの建物の賃借

名称	住所	資本金 (百万円)	主要な事業 の内容	議決権 の所有 割合 (%)	関係内容		
					役員の 兼任等	営業上の 取引関係	設備の賃貸借等
ヤマハ鹿児島 セミコンダクタ㈱	鹿児島県姶良郡	450	電子機器・ 電子金属	100	6	当社への完成品 の販売	なし
ヤマハメタニクス㈱	静岡県磐田市	500	〃	100	8	なし	当社との建物の賃貸借
ヤマハハイテック デザイン㈱	静岡県磐田郡	30	〃	85.2	4	当社製品の設計 開発	当社からの事務所の賃借
㈱キロロ開発公社 (注)5	北海道余市郡	8,000	レクリェーション	100	4	なし	当社からの事務所の賃借、㈱キロロアソシエイツへの宿泊施設の賃貸
㈱はいむるぶし	沖縄県八重山郡	200	〃	100	3	当社のリゾート 施設の運営	なし
㈱葛城	静岡県袋井市	50	〃	100	3	〃	〃
㈱鳥羽国際ホテル	三重県鳥羽市	50	〃	100	3	〃	〃
㈱つま恋	静岡県掛川市	100	〃	100	4	〃	〃
㈱合歓の郷	三重県志摩郡	100	〃	100	3	〃	〃
㈱キロロアソシエイツ	北海道余市郡	280	〃	100	3	〃	㈱キロロ開発公社からの宿泊施設の賃借
㈱寸座ビラ	静岡県引佐郡	30	〃	100	4	〃	なし
㈱ヤマハクレジット	静岡県浜松市	100	その他	100	4	ヤマハミュージック販社を販売指定店と定め、当社製品を対象とした前払式特定取引(割賦販売法に定められている取引)	当社からの事務所の賃借
ヤマハ保険サービス㈱	〃	100	〃	100	3	なし	当社への土地の賃貸 当社からの事務所の賃借
ヤマハ ファインテック㈱	〃	300	〃	100	5	当社への完成品 の販売	当社からの建物の賃借
ワイピー設備システム ㈱	〃	80	〃	100	5	当社設備の施工 請負	当社からの事務所の賃借
㈱ヤマハトラベル サービス	〃	50	〃	70	4	当社の業務目的の旅行等の手配、斡旋	当社からの店舗等の賃借
日本事務センター㈱	〃	20	〃	100	4	当社の事務関連 業務の受託	当社からの事務所の賃借
ワイピービデオ㈱	〃	80	〃	100	4	当社の広告宣伝 物の制作	当社からの建物の賃借
Yamaha Corporation of America (注)5，6	米国加州 ブエナパーク市	千米ドル 50,000	楽器	100	2	当社製品の輸入 販売	ヤマハエレクトロニクス社及びヤマハエクスポーティング社への事務所の賃貸
Yamaha Electronics Corporation, USA (注)6	〃	千米ドル 2,500	AV・IT	100 (100)	4	〃	ヤマハコーポレーションオブアメリカ社からの事務所の賃借
Yamaha Music Manufacturing, Inc. (注)6	米国ジョージア州 トーマストン市	千米ドル 2,000	楽器	100 (100)	2	当社製品の組立及び完成品のヤマハコーポレーションオブアメリカ社への販売	なし
Yamaha Exporting Inc. (注)6	米国加州 ブエナパーク市	千米ドル 2	〃	100 (100)	2	当社への輸出	ヤマハコーポレーションオブアメリカ社からの事務所の賃借
Yamaha Musical Products, Inc. (注)6	米国ミシガン州 グランドラピッツ市	千米ドル 2,000	〃	100 (100)	2	当社製品の組立及び完成品のヤマハコーポレーションオブアメリカ社への販売	なし

名称	住所	資本金（百万円）	主要な事業の内容	議決権の所有割合（%）	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
Yamaha Canada Music Ltd.	カナダ国オンタリオ州トロント市	千カナダドル 2,500	楽器 AV・IT	100	2	当社製品の輸入販売	なし
Yamaha de Mexico, S.A.de C.V.	メキシコ合衆国メキシコ市	千メキシコニューペソ 1,709	〃	100 (0)	3	〃	〃
Yamaha Music Latin America, S.A. (注)4	パナマ共和国パナマ州	千米ドル 50	〃	100	3	〃	〃
Yamaha Music Holding Europe G.m.b.H. (注)5	独国シュレスヴィッチホルシュタイン州レリンゲン市	千ユーロ 70,000	楽器	100	3	なし	〃
Yamaha Music Central Europe G.m.b.H. (注)5	〃	千ユーロ 20,452	〃	100 (100)	2	当社製品の輸入販売	ヤマハエレクトロニクスヨーロッパ社への事務所の賃貸
Yamaha Elektronik Europa G.m.b.H.	〃	千ユーロ 4,100	AV・IT	100 (100)	4	〃	ヤマハミュージックセントラルヨーロッパ社からの事務所の賃借
Yamaha Scandinavia A.B.	スウェーデン王国エーテボリ市	千スウェーデンクローネ 20,000	楽器 AV・IT	100 (100)	2	〃	なし
Yamaha Musique France S.A.S	仏国クロワシーボーブール市	千ユーロ 1,200	楽器	100 (100)	—	〃	ヤマハエレクトロニクスフランス社への事務所の賃貸
Yamaha Electronique France S.A.S	〃	千ユーロ 1,824	AV・IT	100 (100)	—	〃	ヤマハミュージックフランス社からの事務所の賃借
Yamaha Electronique Alsace S.A.	仏国サベルヌ市	千ユーロ 2,691	〃	100	—	当社製組立用部品の輸入及び完成品の販売	なし
Yamaha-Kemble Music (U.K.) Ltd.	英国ミルトンキーンズ市	千英ポンド 25	楽器	87.5 (87.5)	4	当社製品の輸入販売	〃
Kemble & Company Ltd.	〃	千英ポンド 117	〃	91.8	5	当社製組立用部品の輸入及び完成品の販売	〃
Yamaha Electronics (U.K.) Ltd.	英国ワットフォード市	千英ポンド 1,000	AV・IT	100	3	当社製品の輸入販売	〃
Yamaha-Hazen Musica, S.A.	西国マドリード市	千ユーロ 1,505	楽器	75 (75)	3	〃	〃
Yamaha Musica Italia S.P.A.	伊国ミラノ市	千ユーロ 4,368	〃	100 (100)	2	〃	〃
Yamaha Music Gulf Fze.	アラブ首長国連邦ドバイ	千ディルハム 3,000	楽器 AV・IT	100	3	〃	〃
台湾山葉楽器製造股份有限公司	中華民国台湾省桃園県	千台湾ドル 157,300	楽器	60	6	当社製組立用部品の輸入及び完成品の販売	功学社山葉楽器股份有限公司への建物の賃貸
高雄山葉股份有限公司	中華民国台湾省高雄市	千台湾ドル 260,000	〃	100	5	〃	なし
功学社山葉楽器股份有限公司 (注)7	中華民国台湾省台北市	千台湾ドル 100,000	〃	50	5	当社製品の輸入販売及び台湾山葉楽器製造股份有限公司製品の仕入販売	台湾山葉楽器製造股份有限公司からの建物の賃借
雅馬哈楽器音響(中国)投資有限公司 (注)5	中華人民共和国北京市	千元 417,967	楽器 AV・IT	100	5	中国製造子会社からの完成品の仕入販売	なし
天津雅馬哈電子楽器有限公司	中華人民共和国天津市	千元 76,800	楽器	60	4	当社製組立用部品の輸入及び完成品の販売	〃
広州雅馬哈・珠江鋼琴有限責任公司	中華人民共和国広州市	千元 82,966	〃	60 (45)	6	〃	〃

名称	住所	資本金(百万円)	主要な事業の内容	議決権の所有割合(％)	関係内容		
					役員の兼任等	営業上の取引関係	設備の賃貸借等
蕭山雅馬哈楽器有限公司	中華人民共和国蕭山市	千元 132,621	楽器	100 (100)	5	当社製組立用部品の輸入及び完成品の販売	なし
雅馬哈電子(蘇州)有限公司	中華人民共和国蘇州市	千元 107,599	ＡＶ・ＩＴ	100 (100)	3	〃	〃
Yamaha Music Australia Pty.Ltd.	オーストラリア連邦メルボルン市	千豪ドル 1,540	楽器 ＡＶ・ＩＴ	100	2	当社製品の輸入販売	〃
P.T. Yamaha Indonesia	インドネシア共和国ジャカルタ特別市	百万インドネシアルピア 8,507	楽器	96.5	5	当社製組立用部品の輸入及び完成品の販売	ヤマハミュージックインドネシアディストリビューター社への建物の賃貸
P.T. Yamaha Music Manufacturing Indonesia	〃	百万インドネシアルピア 27,856	〃	100 (3)	7	〃	なし
P.T. Yamaha Music Indonesia (Distributor)	〃	百万インドネシアルピア 18,050	〃	95 (95)	6	当社製品の輸入販売及びインドネシア製造子会社製品の仕入販売	ヤマハインドネシア社からの建物の賃借
P.T. Yamaha Music Manufacturing Asia (注)5	インドネシア共和国ブカシ県	百万インドネシアルピア 82,450	〃	100	7	当社製組立用部品の輸入及び完成品の販売	なし
P.T.Yamaha Musical Products Indonesia	インドネシア共和国東ジャワ州パスルアン県	百万インドネシアルピア 30,237	〃	100	7	〃	〃
P.T.Yamaha Electronics Manufacturing Indonesia	〃	百万インドネシアルピア 79,000	ＡＶ・ＩＴ	100	6	〃	〃
Yamaha Music (Malaysia) Sdn.Bhd.	マレーシア国クアラルンプール市	千マレーシアリンギッド 1,320	楽器	100	3	当社製品の輸入販売	コンソリデイティッドミュージック社からの土地、建物の賃借
Audio-Visual Land (Malaysia) Sdn.Bhd.	〃	千マレーシアリンギッド 156	〃	100 (100)	—	〃	〃
Consolidated Music Sdn.Bhd.	〃	千マレーシアリンギッド 250	〃	100 (100)	—	なし	ヤマハミュージックマレーシア社他への土地、建物の賃貸
S.P.Music Centre Sdn.Bhd.	〃	千マレーシアリンギッド 200	〃	60 (60)	—	〃	コンソリデイティッドミュージック社からの土地、建物の賃借
Yamaha Electronics Manufacturing (M) Sdn. Bhd.	マレーシア国イポー市	千マレーシアリンギッド 31,000	ＡＶ・ＩＴ	100	5	当社製組立用部品の輸入及び完成品の販売	なし
Yamaha Music (Asia) Pte.Ltd.	シンガポール共和国	千シンガポールドル 6,260	楽器	100	3	当社製品の輸入販売	〃
Music Plaza Pte. Ltd.	〃	千シンガポールドル 102	〃	100 (100)	—	〃	〃
Yamaha Electronics Asia Pte.Ltd.	〃	千シンガポールドル 1,000	ＡＶ・ＩＴ	100	3	〃	〃
Yamaha Music Korea Ltd.	大韓民国ソウル市	百万ウォン 7,000	楽器	100	4	〃	〃
(持分法適用関連会社) ヤマハ発動機㈱ (注)8	静岡県磐田市	43,439	その他	23.8 (0.1)	2	当社への完成品の販売及び当社製品の購入	なし
㈱コルグ	東京都杉並区	480	楽器	25.0	—	㈱コルグ製組立用部品の当社からの仕入	〃

（注）1　主要な事業の内容欄には、事業の種類別セグメントの名称を記載しております。
2　議決権の所有割合欄の(内書)は間接所有であります。
3　ワイズ㈱が社名変更したものです。
4　Yamaha de Panama S.A.が社名変更したものです。
5　特定子会社に該当しております。
6　Yamaha Corporation of America(連結)については、売上高(連結会社相互間の内部取引売上高を除く)の連結売上高に占める割合が10%を超えております。

主要な損益情報等	①売上高	78,560百万円
	②経常利益	1,496百万円
	③当期純利益	901百万円
	④純資産額	15,154百万円
	⑤総資産額	27,101百万円

7　持分は100分の50以下でありますが、実質的に支配している為、子会社としております。
8　有価証券報告書提出会社であります。

5 【従業員の状況】

(1) 連結会社の状況

(平成16年3月31日現在)

事業の種類別セグメントの名称	従業員数(名)
楽器	12,670 (3,822)
AV・IT	2,822 (348)
リビング	959 (291)
電子機器・電子金属	888 (45)
レクリエーション	639 (493)
その他	864 (62)
合計	18,842 (5,061)

(注) 1 従業員数は就業人員数であります。
2 従業員数欄の(外書)は、臨時従業員の年間平均雇用人員であります。

(2) 提出会社の状況

(平成16年3月31日現在)

従業員数	平均年齢	平均勤続年数	平均年間給与
5,920名	45才0ヵ月	23年10ヵ月	7,683,307円

(注) 1 従業員数は就業人員数であります。
2 平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当連結会計年度におけるわが国経済は、個人消費や住宅投資が低迷する中、期中より企業収益の改善が進み、民間設備投資も増加に転じました。海外の景気は、期首にはイラク問題やＳＡＲＳ問題、米国経済の先行きに対する不透明感から後退しましたが、期中より米国の景気が回復し、また中国市場も継続的に拡大を続けました。

このような状況の中で当社は、中期経営計画「感動創生２１」の最終年度に当たり、同計画で掲げた目標、「成長へのチャレンジ」、「グループ連結経営」、「企業価値の増大・ブランドを輝かす」を実現すべく、技術開発力・品質の強化、需要の開拓、国内販売網・拠点整備、グローバルな生産・販売体制の確立、生産・物流効率の向上、事業再編・再構築の推進など、成長基盤の確立、さらなる経営の効率化に取り組んでまいりました。

販売状況につきましては、楽器事業はほぼ横這いで推移し、ＡＶ・ＩＴ事業ではパソコン用ＣＤ―Ｒ／ＲＷドライブ事業からの撤退(昨年３月末)により売上げ減少となりましたが、電子機器・電子金属事業では携帯電話用音源ＬＳＩの伸長により大幅な売上げ増加となりました。

以上により売上高は5,395億６百万円(前期比2.8％増加)となりました。このうち、国内売上高は3,208億９百万円(前期比2.8％増加)、海外売上高は2,186億97百万円(前期比2.9％増加)となりました。

損益につきましては、経常利益は510億36百万円(前期比50.8％増加)となり、当期純利益は435億41百万円(前期比142.6％増加)となりました。

事業の種類別セグメントの業績を示すと、次の通りであります。

(楽器事業)

楽器は、海外売上げが増加したものの、国内売上げの低迷が続いたことから横這いに止まりました。商品別には、ピアノは、欧州市場では売上げを伸ばしましたが、国内、北米では売上げ減少となりました。電子楽器は、ポータブルキーボード、クラビノーバが堅調に推移したほか、米国市場において音響機器が伸長しました。その他の楽器では、管楽器のカスタムモデルが好調に売上げを伸ばし、弦楽器も売上げ増加となりました。

教室収入は、音楽教室では成人向け教室が順調に拡大しましたが、少子化の影響により児童の在籍数が減少したことから、売上げが減少しました。英語教室は、在籍生徒数の増加により売上げを伸ばしました。

着信メロディー配信サービスは、市場の飽和や競合他社による「着うた」など新規サービスの影響により売上げ減少となりました。

以上により、当事業の売上高は2,934億30百万円(前期比0.3％増加)、営業利益は104億80百万円(前期比7.0％増加)となりました。

(ＡＶ・ＩＴ事業)

オーディオは、ホームシアターや中高級アンプ・レシーバーが好調に売上げを伸ばしたほか、情報通信機器でも、企業向けルーターが好評を博しましたが、パソコン用ＣＤ―Ｒ／ＲＷドライブ事業からの撤退(昨年３月末)により、売上げ減少となりました。損益につきましては、不採算事業からの撤退等により改善しました。

以上により、当事業の売上高は782億57百万円(前期比6.5％減少)、営業利益は44億18百万円(前期比35.9％増加)となりました。

(リビング事業)

住宅投資が若干の増加傾向で推移するなかで、システムバスは新商品が高い評価を得るなど健闘しましたが、システムキッチンは苦戦いたしました。売上げ全体では若干の減少となりました。損益につきましては、コストダウン等により改善しました。

以上により、当事業の売上高は447億65百万円(前期比2.8％減少)、営業利益は14億62百万円(前期比216.5％増加)となりました。

(電子機器・電子金属事業)

半導体は、携帯電話用音源ＬＳＩが堅調な国内需要に加え、韓国、中国市場向け需要の増大もあり大幅に売上げを伸ばし、アミューズメント用ＬＳＩも伸長しました。電子金属材料は、デジタル家電向け銅系合金が売上げを伸ばしましたが、インバー材事業からの撤退(昨年７月生産終了)により売上げ減少となりました。損益については大幅に改善しました。

以上により、当事業の売上高は768億92百万円(前期比27.0％増加)、営業利益は300億18百万円(前期比55.7％増加)となりました。

(レクリエーション事業)

「寸座ビラ」閉鎖(昨年６月末)や暖冬による「キロロリゾート」のスキー客の落ち込みにより売上げは減少となりました。損益につきましては、前年横ばいとなりました。

以上により、当事業の売上高は201億円(前期比3.8％減少)、営業損失は11億10百万円(前期は営業損失11億10百万円)となりました。

(その他の事業)

ゴルフ事業は、新商品の投入により国内は順調に推移しましたが、輸出の減少により、全体としては売上げ減少となりました。ＦＡ・金型部品事業は、携帯電話用マグネシウム部品、ゲーム機器用プラスチック部品、リークテスターとも売上げが伸長しました。自動車用内装部品事業は採用車種のモデルチェンジ、新規車種の受注が好調で売上げを伸ばしました。損益につきましては、ＦＡ・金型部品事業の損益が悪化したことなどから、営業損失となりました。

以上により、当事業の売上高は260億61百万円(前期比24.4％増加)、営業損失は２億11百万円(前期は営業利益３億65百万円)となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高3,360億８百万円(前期比2.8%増加)、営業利益は314億15百万円(前期比34.4%増加)、北米は、売上高854億83百万円(前期比3.4%減少)、営業利益は46億82百万円(前期比42.1%増加)、欧州は、売上高816億85百万円(前期比6.6%増加)、営業利益は45億54百万円(前期比87.5%増加)、アジア・オセアニア・その他の地域は、売上高363億29百万円(前期比10.6%増加)、営業利益は32億21百万円(前期比5.5%減少)となりました。

(2) キャッシュ・フローの状況

当連結会計年度における現金及び現金同等物(以下「資金」という。)は、前連結会計年度に比べ121億67百万円減少(前期は23億19百万円増加)し、期末残高は312億45百万円となりました。

(営業活動によるキャッシュ・フロー)

税金等調整前当期純利益が474億56百万円(前期は226億12百万円)となったことと、棚卸資産の削減等により、営業活動の結果得られた資金は583億49百万円(前期得られた資金は330億52百万円)となりました。

(投資活動によるキャッシュ・フロー)

設備投資の実施等により、投資活動の結果使用した資金は187億75百万円(前期使用した資金は216億45百万円)となりました。

(財務活動によるキャッシュ・フロー)

転換社債の償還等により、財務活動の結果使用した資金は501億41百万円(前期使用した資金は85億82百万円)となりました。

2 【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)	
	金額(百万円)	前年同期比(%)
楽器	179,432	103.1
AV・IT	65,863	95.9
リビング	41,418	94.1
電子機器・電子金属	80,299	128.3
その他	23,620	117.4
合計	390,635	105.8

(注) 1 金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。
2 上記の金額には、消費税等は含まれておりません。

(2) 受注実績

当社グループは、製品の性質上、原則として見込生産を行っております。

(3) 販売実績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)	
	金額(百万円)	前年同期比(%)
楽器	293,430	100.3
AV・IT	78,257	93.5
リビング	44,765	97.2
電子機器・電子金属	76,892	127.0
レクリエーション	20,100	96.2
その他	26,061	124.4
合計	539,506	102.8

(注) 1 金額は外部顧客に対する売上高であります。
2 上記の金額には、消費税等は含まれておりません。

3 【対処すべき課題】

当社グループは、新中期経営計画「ＹＳＤ５０」(ＹＳＤはYAMAHA Sustainable Development(持続的な発展)の頭文字を指し、５０は「500億円の利益水準＋実質有利子負債ゼロ」の目標を表すものです)において以下の３つの基本方針を掲げ、各種施策を展開してまいります。

1　持続的・安定的な高収益構造の確立

全ての事業の収益力を強化し、中でも楽器事業の収益性を大幅に高めることでグループ全体として安定的な高収益体質を構築いたします。

①　中核事業

楽器事業では、(1)企画・開発力、マーケティング力の強化による商品付加価値の向上(2)設備音響ビジネス、中国市場における成長と国内市場の活性化(3)製造改革の推進に注力してまいります。ＡＶ・ＩＴ事業では、引き続き、ホームシアター事業の強化とルーター事業の企業・ＳＯＨＯ向けソリューションビジネスの拡大を図ります。電子機器事業では、携帯電話用音源ＬＳＩビジネスの世界シェアの維持と携帯電話用音源ＬＳＩビジネス以外の領域の拡大に努めてまいります。コンテンツ・メディア事業では、海外での着信メロディー配信ビジネスの拡大、ポータルサイトを活用した新規事業展開に努めてまいります。

②　その他の事業

リビング事業では、リフォーム事業のビジネスモデル確立と損益分岐点の引き下げに努めてまいります。レクリエーション事業では、各施設の特性を活かした「料理」「もてなし」「楽しみ方」の提案による差別化を推進してまいります。ゴルフ事業では「Ｎｅｗ　ｉｎｐｒｅｓ」シリーズによるブランドの存在感を確立してまいります。電子金属事業では、損益分岐点の引き下げと銅系コネクター材事業の拡大に、ＦＡ・金型部品事業では、マグネシウム部品事業の収益力向上とＦＡ・ロボット事業の拡大に、自動車内装部品事業では、製造改革による価格競争力の強化と新規顧客の開拓に、それぞれ努めてまいります。

③　全社施策

全社横断的なコストダウン施策として、調達コストの削減、生産ロス／品質ロスコストの削減を含む製造改革、基幹情報システムの再構築とＳＣＭ強化によるビジネスプロセス革新、全社事務合理化、などを進めてまいります。

2　独創的かつ高品質な商品開発／事業創出

各事業の中高級品市場に注力、ブランドポジションの優位性を高めると同時に、ヤマハの総合力を活かした独創的な新規商品の提案により新たな需要を開拓いたします。

3　企業の社会的責任(ＣＳＲ)を重視した経営

企業価値／ブランド価値の持続的な増大・発展を目指すために経済面、環境面、社会面での求められる責任を誠実に果たすとともに、継続的改善のためのマネジメントシステムを整備してまいります。

4 【事業等のリスク】

有価証券報告書に記載した事業の状況、経理の状況等に関する事項のうち、投資者の判断に重要な影響を及ぼす可能性のある事項には、以下のようなものがあります。また、文中における将来に関する事項は、当連結会計年度末現在において当社グループが判断したものであります。

1 事業構造

当社グループは、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリェーション事業、その他事業を営んでおります。

電子機器・電子金属事業は現在、営業利益の半分以上を占めておりますが、主力の携帯電話用音源ＬＳＩ事業はその損益の振幅が大きく、今後、競争激化に加えて、携帯電話用音源としてソフト音源の採用が進むなどの構造的変化が生じた場合には、携帯電話用音源ＬＳＩの需要が大きく縮小する可能性があり、電子機器事業において将来に亘って安定的に高収益を確保できる保証はありません。

中期経営計画「ＹＳＤ５０」では、電子機器事業の業績が低下した場合であっても、楽器事業を中心とした損益改善を通して持続的・安定的な高収益を確保できるよう経営構造の確立に向けて努力してまいりますが、計画通りの楽器事業等の損益を計上できない場合、当社の業績と財務状況に悪影響を及ぼす可能性があります。

レクリェーション事業は過去継続して営業損失を計上しており、選択と集中の観点から施設毎の見直しを行い損益改善を図っております。レクリェーション事業は施設への投資判断がその後の業績に大きな影響を及ぼすとともに、ハイシーズン・休日の天候が大きく影響し、販売は、旅行代理店の政策や、航空会社の政策(便数など)に影響を受けるため、計画通りの損益改善を図れない場合、当社の業績と財務状況に悪影響を及ぼす可能性があります。

2 価格競争

当社グループは、事業を展開するそれぞれの分野で厳しい競争にさらされております。例えば楽器事業では、総合楽器メーカーとして高品質、高性能な製品を広い価格帯で販売しておりますが、個々の製品分野ごとに競合他社が存在しており、高価格帯製品では、製品ごとに有名なブランドを有するメーカーと競合しており、また近年は、特に普及価格帯製品で、大量に安価な製品を製造している中国等海外メーカーとの価格競争が激化しています。

また、ＡＶ・ＩＴ事業では、ＡＶ機器をホームシアター商品に特化し、その分野で大きなシェアを確保しておりますが、近年は競合他社や中国製品の台頭のため低価格化競争にさらされており、今後の業界再編や流通変革、新技術開発の動向によっては、さらに激しい低価格化に波及するおそれもあり、当社の現在の優位性が影響を受ける事態も想定されます。

このような価格競争は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

3　新技術開発

当社グループは、経営資源を「音・音楽」に集中し、楽器事業では世界一の楽器メーカーとしての地位を不動のものとする一方、ＡＶ・ＩＴ事業では、ＡＶ機器のホームシアター商品を中心とし、電子機器事業では、音源を中心とする半導体を事業の核として展開しています。

「音・音楽」にかかわる技術の差別化を図ることが当社グループの発展、成長に不可欠の要素となっております。これらの技術開発が継続的に行われない場合、楽器事業では、製品付加価値の低下、価格競争に陥るおそれ、新規需要喚起ができないなどの問題が生じ、ＡＶ・ＩＴ事業、電子機器事業では事業そのものの存続が困難となる可能性があります。また、技術開発に成功した場合でも、商品化して市場の支持を得られる保証はありません。

このような場合には、将来の成長と収益性を低下させ、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

4　部材・部品事業における取引先への依存

当社グループが生産・販売するシステムキッチン等のリビング製品、半導体、金属材料、自動車用内装部品、マグネシウム部品等の部材・部品は、供給先メーカーの業績の影響を受けます。また、供給先メーカーとの間で、納期・品質等で信頼関係が損なわれた場合、その後の受注に悪影響を及ぼす可能性があります。また、品質等の欠陥によって、供給先メーカーの製品への補償を求められる可能性があります。

このような場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

5　国際的活動および海外進出による事業展開

当社グループは世界の各地域に生産、販売拠点を置き、グローバルな事業展開をしております。連結子会社89社のうち45社が海外法人であり、更にそのうちの16社が製造会社で、主要工場は中国、インドネシア、マレーシアに集中しております。また、海外売上高は売上高の40.5％を占めております。

これらの海外市場での事業展開には以下に掲げるようないくつかのリスクが内在しておりますが、一旦これらのリスクが顕在化した場合には、例えば、生産においては拠点集中による弊害が顕著に現れ、安定的な製品供給ができなくなる可能性があります。

①政治、経済の混乱、テロ、戦争

②不利な政策の決定または規制の設定・変更

③予期しない法律または規制の変更

④人材の確保の難しさ

⑤部品調達の難しさ、技術水準の程度

以上の事象は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

6　人材の確保・育成

当社は、平均年齢が高く、高年齢層が厚い従業員構成となっており、今後、高年齢層従業員が大量に定年退職時期を迎えます。楽器等の生産に関わる技能の伝承や、次世代を担う人材の確保・育成など、要員構造変化への対応が重要課題であります。

このような要員構造変化への対応ができなかった場合には、事業活動、将来の成長が阻害され、当社グループの業績および財務状況に悪影響を及ぼす可能性があります。

7　知的財産権の保護と利用

当社グループは独自技術についての特許等の知的財産権、業務遂行上取得したノウハウを保有していますが、その一部は、特定地域では法的制限のため知的財産権による完全な保護が不可能、または限定的にしか保護されない状況にあります。第三者が当社グループの知的財産権を利用することを効果的に防止できない可能性があります。その結果、当該第三者の製造した類似品、模倣品が市場に出回ることにより当社グループ製品の販売に支障が出る可能性があります。また、当社グループの製品が第三者から第三者の知的財産権を侵害しているとされる場合があり、その結果、これを利用した当社グループ製品の販売が遅れたり、販売できなくなる可能性があります。

当社グループは、製品の重要な部分のいくつかについて第三者から知的財産権のライセンスを受けています。ロイヤリティの上昇は生産コストの増大を招き価格競争力に影響が出るほか、ライセンスを受けられなくなった場合、当該製品の生産ができなくなる可能性があります。

8　製品・サービスの欠陥

当社グループの製品は当社が定めた品質保証規定によって管理されています。しかしながら、製品の全てについて欠陥が無いという保証はありません。製造物責任賠償については保険に加入しておりますが、この保険で損害賠償額を充分にカバーできるという保証はありません。製造物責任を伴う事故の発生があると保険料率の上昇が予想されます。また、製品回収、交換・補修、設計変更など多額のコスト増大、当社グループの社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

また、当社グループが営む小売店舗、音楽教室、レクリェーション施設等における安全・衛生については十分注意を払っておりますが、万一事故が発生した場合、店舗・施設等の一時休業や社会的評価の低下とそれによる売上げ減少が予想されることから、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

9　公法規制

当社グループの事業は、全世界の拠点において、それぞれの国における法律の適用を受け様々な規制の対象となっています。例えば、対外的投資、国家安全保障上の輸出入制限、通商規制、独占禁止規制、消費者保護、税制、環境保護他の規制の適用を受けています。当社グループはコンプライアンスの遵守に尽力していますが、予期せずこれらの規制を遵守できなかった場合、当社グループの企業活動が制限される可能性があり、コストの増加につながる可能性があります。

従いまして、これらの規制は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

10　環境保護規制

事業活動に対する環境保護規制は強化の方向にありますが、企業の社会的責任の一つとして自主的な環境活動プログラムの実施が求められています。当社グループは、製品、梱包材、省エネルギー、産業廃棄物処理などについて環境基準を上回る対策の実施に努めていますが、事故などの発生により制限物質が環境基準を超えることを完全に防止または軽減できる保証はありません。また、工場跡地等で、制限物質により土壌が汚染されている場合には、将来、売却しようとする際、多額の浄化費用が発生する、あるいは売却できない可能性があります。第三者に売却済みの土地から将来制限物質が拡散し、大気、地下水を汚染し、その対策費が発生する可能性があります。

従いまして、このような事象の発生は、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

11　為替レートの変動

当社グループは、全世界において生産、販売等の企業活動を行っておりますが、グループ各社における外貨建取引は為替レートの変動の影響を受けます。外貨建取引については、短期的な為替変動の影響を最小限に止めるため通貨ヘッジ取引などを行っていますが、為替変動により当初の事業計画を実施できない場合があり、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

12　地震等自然災害による影響

地震等の自然災害の発生により、当社グループの生産拠点等が損害を受ける可能性があります。生産拠点の多くは海外に移転しておりますが、特に当社の本社及び国内工場、主要国内子会社が静岡県内に集中しており、予想される東海地震が発生した場合、施設面での損害のほか、操業の中断や遅延、多額の復旧費用などにより、当社グループの業績と財務状況に悪影響が及ぶ可能性があります。

13　財政状態等の変動に係る事項

①　投資有価証券の評価

当社グループは、取引先金融機関をはじめとする企業の株式等、時価のあるその他有価証券(当連結会計年度末の取得原価119億円、貸借対照表計上額295億円)を保有しております。時価のあるその他有価証券は決算日の市場価格等に基づく時価法によって評価を行うため、決算日の株価によって貸借対照表計上額が変動する可能性があります。また、時価が取得価額に比べ著しく下落した場合には減損が発生します。これらは、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

②　土地の含み損

土地の再評価に関する法律に基づき再評価を行った土地の当連結会計年度末における時価と再評価後の帳簿価額との差異は△138億円であり、保有する土地に含み損が発生しております。土地の売却等の場合には、この含み損が実現し、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

③　固定資産の減損会計

当社グループでは、主としてレクリエーション事業に係わる有形固定資産ついて減損会計の対象となる可能性があります。

その場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

④　退職給付債務及び退職給付費用

当社グループの退職給付債務および費用は、採用する退職給付制度及び割引率や期待運用収益率等の見積りに基づいて算出されております。退職給付制度は変更される場合があり、また見積りは毎決算期ごとの結果と相違することがあります。結果として、退職給付債務及び費用が増加する場合には、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

⑤　持分法による投資損益

当連結会計年度における経常利益510億円のうち、持分法による投資利益が104億円を占めております。持分法適用関連会社はヤマハ発動機㈱、㈱コルグの２社であり、これら持分法適用関連会社の業績が悪化した場合、当社グループの業績と財務状況に悪影響を及ぼす可能性があります。

なお、ヤマハ発動機㈱は平成16年12月期は決算期変更のため、９ヶ月決算となる予定です。

⑥　法人税、住民税及び事業税

当社は税務上の繰越欠損金があったため、平成10年度以降「法人税、住民税及び事業税」は住民税の均等割のみを計上してきましたが、税務上の繰越欠損金は平成16年度で解消し、同年度から法人税、住民税(法人税割)、事業税が発生する見込みです。

5 【経営上の重要な契約等】

技術導入契約

会社名	相手先	国名	援助契約の内容	契約期間
当社	Koninklijke Philips Electoronics N.V.	オランダ	コンパクトディスクレコーダー技術に関する特許実施権の相互許諾	自　平成12年12月７日 至　契約特許の満了日

6 【研究開発活動】

当社グループの研究開発体制は、楽器事業、ＡＶ・ＩＴ事業、電子機器事業は当社、電子金属事業はヤマハメタニクス㈱、リビング事業はヤマハリビングテック㈱、その他事業は当社及びヤマハファインテック㈱の技術開発部門が主となって構成しております。そのうち当社では、主に事業開発本部が成長分野・新規分野の研究や要素技術の開発等を進め、各事業部の技術開発部門との連携による事業化・商品化に向けた活動を推進しております。

当連結会計年度における主な成果を事業別セグメントで示すと次の通りです。

尚、当連結会計年度の研究開発費の総額は225億３百万円であります。

１．楽器事業

楽器事業では、楽器の楽しさ・使いやすさの追求とともに、顧客の視点に立った高付加価値商品の開発を進めております。

エレクトーンでは、新時代に向けたスタイリッシュな外観の「ＳＴＡＧＥＡ」を発売しました。これは世界で初めてインターネットに直接接続が可能な家庭用鍵盤楽器で、音色の充実はもとより、ユニットの追加・交換によるバージョンアップや、新設計のユニット構造による可搬性等、数々の新機能を搭載した商品です。

シンセサイザーでは、2001年に発売し世界中のアーティストから高い評価を得ている「ＭＯＴＩＦ」の音質性能と音楽制作支援機能を更に強化した「ＭＯＴＩＦ　ＥＳ」を新たなフラッグシップモデルとして発売しました。

ピアノでは、グランドピアノ本来の機能や特色を幅広い層にお楽しみいただくため、デザインと構造の簡素化により従来にない低価格を実現したグランドピアノ「Ｚ１」等を発売しました。

消音楽器“サイレントシリーズ”では、カラーバリエーションを追加し、より多彩なユーザーのニーズに応えるサイレントギターのほか、構造の大幅見直しにより普及価格を実現したサイレントチェロや、新開発の素材、構造により打感と音質を向上したサイレントセッションドラムの上級機種などを発売しました。

音響機器では、国内外で豊富な納入実績を持つトップエンドモデル「ＰＭ１Ｄ」に続くツアー／設備ＳＲ市場向けデジタルミキシングコンソールとして「ＰＭ５Ｄ」を発売しました。また、コンピュータベースでの音楽制作に必要な環境を１台に統合した新コンセプトのツールとして、ｍＬＡＮ対応のデジタルミキシングスタジオ「０１Ｘ」を開発し商品化しました。

研究開発費は119億70百万円であります。

２．ＡＶ・ＩＴ事業

ＡＶ・ＩＴ事業では、デジタル化・ネットワーク化が進む環境下、ホームシアターを中心とするＡＶ機器でのトータルソリューションや「音」にこだわった差別化商品の開発、ルーター機器での高付加価値商品の開発を進めております。

ＡＶ機器関連では、世界で初めて無線ＬＡＮを標準搭載し、家庭内の好きなところでオーディオが楽しめるホームミュージック・ネットワークシステム「ミュージックキャスト」を商品化しました。

ホームシアター関連では、ＤＳＰ　ＡＶアンプのフラグシップモデル「ＤＳＰ－Ｚ９」や５．１ｃｈホームシアターシステム「シネマステーション」の新シリーズ、当社独自の重低音技術のＡ－ＹＳＴ方式とＱＤ－Ｂａｓｓテクノロジーを採用したサブウーファーシステムを発売しました。ホームシアター用プロジェクターとして、新設計光学エンジンを搭載したデジタルシネマビデオプロジェクターやＨＤ対応の液晶プロジェクターを発売するなど、高画質・高音質のホームシアターをトータルで提案しております。

オーディオ専用スピーカーでは、ホームオーディオ初のマグネシウム振動板を採用し、リアルで自然な音を再現する小型高級スピーカー「ＮＳ－ｐｆ７」を開発し発売しました。

デジタルステレオパワーアンプでは、アナログを超えるオーディオ特性を実現したフラッグシップモデル「ＭＸ－Ｄ１」を商品化しました。

情報通信機器関連では、光ファイバーに対応し最大100Ｍｂｐｓの高スループットを実現したＳＯＨＯ及び小規模多拠点展開企業向け多機能オールインワンＶｏＩＰルーター「ＲＴ５７ｉ」や、ＩＳＤＮ回線用のビジネスフォンシステムやＰＢＸと接続可能で、ＩＰ電話サービスが利用できるブロードバンドＶｏＩＰゲートウェイ「ＲＴＶ７００」を商品化しました。

研究開発費は49億34百万円であります。

３．リビング事業

浴室関連では、システムバスの新商品「ビュート」を開発し、防水性、排水性能、施工性の向上とデザインの統一、浴室音響やアクアマッサージ、ＬＥＤ照明の採用などで快適性を高めました。これは、2002年に業務提携したエア・ウォーター・エモト㈱(旧㈱エア・ウォーター・リビング)との共同開発商品で、2004年２月より販売しています。

キッチン関連では、システムキッチン「ドルチェ」の普及価格帯で扉の色モデルを追加し、使い勝手、収納機能を向上させました。

洗面化粧台関連では、普及価格帯のモデルチェンジや中高級価格帯のカウンターの高さを変更し、使い勝手をさらに向上させました。

建材関連では、玄関ドア「リガード」に防犯ガラスとサムターン回し対策を追加し防犯性・安全性を向上させました。

研究開発費は13億48百万円であります。

4．電子機器・電子金属事業

電子機器関連では、クラス最高水準の電流出力性能と高音質特性の最大５Ｗ×２チャンネルのデジタルアンプＩＣや60Ｗ～150Ｗ出力のデジタルアンプ用コントロールＬＳＩ、高精度の２チャンネル電子ボリュームＩＣなどＡＶ機器用途のＬＳＩを開発しました。また、最大64音同時発音に加え広がり感のある音響効果が実現できる携帯電話用音源ＬＳＩや、高性能な画像圧縮機能を有する画像ＬＳＩ等のアミューズメント用ＬＳＩを開発しました。

電子金属関連では、銅合金と銅系コネクター材の開発を進めております。

研究開発費は33億70百万円であります。

5．その他の事業

ゴルフ用品事業では、飛距離を狙えるクラブ「ＮＥＷ　ｉｎｐｒｅｓ」、女性ゴルファー向けには「ＮＥＷ　ｉｎｐｒｅｓ　Ｄ　ＬＩＧＨＴ　ＶＥＲＳＩＯＮ」を発売しました。

ＦＡ事業では、新型リークテスター、フレキシブル基板用の導通検査装置、チップ部品外観検査装置等を製品化、金型・部品事業では、モバイル部品用に新マグネシウム合金を開発しました。

研究開発費は８億80百万円であります。

当社グループの当連結会計年度末における日本での特許および実用新案の合計所有件数は4,020件であります。

7 【財政状態及び経営成績の分析】

文中の将来に関する事項は、当連結会計年度末現在において当社グループが判断したものであります。

(1) 重要な会計方針及び見積り

当社グループの連結財務諸表は、わが国において一般に公正妥当と認められる企業会計の基準に基づき作成されております。この連結財務諸表の作成にあたっては、経営者による会計方針選択の判断と適用を前提とし、決算においては資産・負債の残高、報告期間における収益・費用の金額に影響を与える見積りを必要とします。このような見積りについて経営者は、過去の実績等を勘案し合理的に判断しておりますが、実際の結果は、見積り特有の不確実性があるためこれらの見積りと異なる場合があります。

当社グループの採用している重要な会計方針のなかで、経営者の見積りが大きな影響を与える事項は次の通りです。

① 貸倒引当金算定における見積り

一般債権についての引当金算定における貸倒実績率と、貸倒懸念債権等特定の債権についての個別の回収不能見込額について、見積りを行っております。

② 棚卸資産評価における見積り

棚卸資産評価において、後入先出法単価等と比較すべき時価の一部の算定について、見積りを行っております。

③ 時価のあるその他有価証券の減損処理における見積り

「著しく下落した」と判定し減損対象として候補にあがった銘柄についての回復可能性について、判断を行っております。

④ 繰延税金資産算定における見積り

繰延税金資産の回収可能性評価のために、将来の合理的な課税所得を算定するうえで、見積りを行っております。

⑤ 製品保証引当金算定における見積り

製品販売後に発生する補修費用の算定における、売上高もしくは販売台数に対する経験率と、個別見積において、見積りを行っております。

⑥ 退職給付引当金算定における見積り

退職給付引当金算定の前提になる退職給付債務及び年金資産の見込み額について、見積りを行っております。

(2) 経営成績の分析

① セグメント別売上高の状況

当連結会計年度の売上高は、携帯電話用音源ＬＳＩの需要増に伴い、半導体が好調に推移したことにより、前連結会計年度に比べ2.8％増の5,395億６百万円となり、２期連続で増収を果たすことができました。

楽器事業の売上高は、前連結会計年度に比べ７億83百万円(0.3％)増加の2,934億30百万円となりました。この中には為替影響に伴う減収分が18億円含まれており、為替影響を除いた実質ベースの売上高は、前連結会計年度に比べ26億円(0.9％)の増加となりました。

商品別には、ピアノが欧州市場で売上を伸ばしましたが、国内、北米で減少しました。電子楽器は、総じて堅調に推移し、音響機器も米国市場で伸長しました。管楽器は、カスタムモデルが好調に売上を伸ばし、弦楽器についても売上増加となりました。携帯電話着信メロディ配信サービスは、国内での利用者数が頭打ちになったことに加え、競争の激化により売上減少となりました。また、音楽教室につきましては、成人向け教室が拡大しましたが、少子化の影響で子供の在籍数が減少したことにより、全体では減収となりました。

ＡＶ・ＩＴ事業の売上高は、ホームシアターや中高級アンプ、レシーバーが好調に売上を伸ばしたほか、企業向けルーターが好評を博しましたが、昨年３月末のパソコン用ＣＤ－Ｒ／ＲＷドライブ事業からの撤退影響により、前連結会計年度に比べ54億13百万円(6.5％)減少の782億57百万円となりました。

リビング事業では、システムバスの新商品が好評価を得るなど健闘しましたが、システムキッチンが競争激化により伸び悩み、前連結会計年度に比べ12億66百万円(2.8％)減少し447億65百万円となりました。

電子機器・電子金属事業では、携帯電話用音源ＬＳＩが最大64和音同時発音の新商品の発売や、中国および韓国を中心に引き続き需要が好調に推移したことにより、前連結会計年度に比べ163億38百万円(27.0％)増加の768億92百万円となりました。なお、ブラウン管用のシャドーマスク用材料のインバー材は、昨年７月末にて生産を終了しました。

レクリエーション事業では、「寸座ビラ」閉鎖(昨年６月末)や暖冬による「キロロリゾート」のスキー客の落ち込みにより、全体の売上高は前連結会計年度に比べ８億３百万円(3.8％)減少の201億円となりました。

その他の事業では、ゴルフ事業が新商品の発売により、国内においては順調に売上を伸ばしましたが、海外では減少しました。また、自動車用内装部品事業、ＦＡ・金型部品事業は増収となり、セグメント全体では、前連結会計年度に比べ51億５百万円(24.4％)増加し260億61百万円となりました。

② 地域別売上高の状況

地域別には、日本国内では、楽器、リビング、レクリエーション等の消費者向け製品、サービスが全般的に厳しさが継続しましたが、半導体が前連結会計年度に比べ大幅な増収となり、全体の売上高は前連結会計年度に比べ86億80百万円(2.8％)増加の3,208億９百万円となりました。

北米は、ドル安影響により、円貨ベースでの売上高は前連結会計年度に比べ30億57百万円(3.4％)減少の866億71百万円となりましたが、米ドルベースでは伸長しました。

欧州は、楽器、ＡＶ機器とも全般的に堅調に推移したことに加え、ユーロ高影響もあり、売上高は前連結会計年度に比べ62億88百万円(8.1%)増加の834億73百万円となりました。

アジア・オセアニア・その他の地域では、韓国、中近東等で楽器が伸長したことで前連結会計年度に比べ28億31百万円(6.2%)増加の485億52百万円となりました。一方、中国は、期初のＳＡＲＳ影響を払拭できず、期待はずれの結果に終わりました。

③　売上原価と販売費及び一般管理費

売上原価は、前連結会計年度に比べ３億83百万円(0.1%)減少しました。売上総利益は、前連結会計年度に比べ152億37百万円(8.2%)増加の2,016億93百万円となり、売上総利益率は前連結会計年度の35.5%から37.4%へ1.9%の大幅な改善となりました。主な改善要因は、ユーロ高を中心に、為替益が50億円発生したことに加え、売上原価率の低い半導体が増収となったことが挙げられます。

販売費及び一般管理費は、退職給付費用を含めた人件費の増加に加え、運送費、広告宣伝費の増加等により、前連結会計年度に比べ22億24百万円(1.4%)増加し、1,566億37百万円となりました。なお、売上高販管費比率は、前連結会計年度の29.4%から29.0%へ0.4%減少しました。

以上の結果として、営業利益は前連結会計年度に比べ130億13百万円(40.6%)増益の450億56百万円となり、２期連続で過去最高益を更新することができました。

事業の種類別セグメントの営業利益は、楽器事業では、ユーロ高に伴う為替益の発生や増収による増益要因もありましたが、ＳＣＭの展開による在庫削減のために生産を減少させたことや、国内での今後の楽器ビジネスの活性化のために、期後半に広告、テレビＣＭ等を拡大したことにより、前連結会計年度に比べ６億88百万円(7.0%)増益の104億80百万円と小幅の増益にとどまりました。

ＡＶ・ＩＴ事業では、パソコン用ＣＤ－Ｒ／ＲＷドライブ事業のリストラ効果に加え、為替益の発生、製造原価の低減等により、前連結会計年度に比べ11億68百万円(35.9%)増益の44億18百万円となりました。

リビング事業では、売上高は減少となりましたが、材料調達コストの低減や製造ライン見直し等による製造原価の低減に加え、エア・ウォーター・エモト㈱との提携効果等も寄与し、前連結会計年度に比べ10億１百万円(217.1%)増益の14億62百万円となりました。

電子機器・電子金属事業では、半導体の大幅な増収と不採算事業のインバー材からの撤退による損益改善により、前連結会計年度に比べ107億36百万円(55.7%)増加の300億18百万円と大幅な増益となりました。

レクリエーション事業では、引き続き業務効率化に努めましたが、減収に伴う利益減を埋めきれず、前連結会計年度並みの11億10百万円の損失となりました。

その他の事業では、自動車用内装部品事業は増収となりましたが、完成品メーカーからの価格圧力もあり、前連結会計年度並みの利益にとどまったほか、ゴルフ事業は引き続き前連結会計年度並みの利益水準となりました。一方、ＦＡ・金型部品事業は製造原価の増加等により減益となり、セグメント全体では、前連結会計年度に比べ５億76百万円減益の２億11百万円の営業損失となりました。

④　営業外損益

営業外損益は、前連結会計年度の17億96百万円から59億79百万円へ41億83百万円(232.9%)の改善となりました。持分法による投資利益が前連結会計年度の76億８百万円から104億47百万円へ28億39百万円(37.3%)増加したことが主因です。

⑤　特別損益

特別損益につきましては、前連結会計年度に発生した銀行株式を中心とする保有株式の株価下落による投資有価証券評価損がなくなったことや、リストラが一巡したことにより、全体では前連結会計年度の112億26百万円の損失から35億79百万円の損失へ76億47百万円の改善となりました。なお、当連結会計年度の特別損失は、社会保険料の総報酬制移行に伴う一時費用や欧州委員会(ＥＣ)課徴金等が含まれます。

⑥　当期純利益

以上により、税金等調整前当期純利益は、前連結会計年度の226億12百万円から248億44百万円(109.9%)増加し、474億56百万円となりました。また、同様に、当期純利益は前連結会計年度の179億47百万円から255億94百万円(142.6%)増加し、435億41百万円と２期連続で過去最高益を更新しました。

⑦　為替変動とリスクヘッジ

売上高にかかる為替変動の影響額は、主に在外連結子会社の財務諸表の換算から発生しております。在外連結子会社の売上高の換算は期中平均レートによっておりますが、米ドルの期中平均レートは前連結会計年度に対し９円の円高で113円となり、それに伴う影響額は前連結会計年度に比べ69億円の減収となりました。同様に、ユーロの期中平均レートは前連結会計年度に対し12円の円安の133円となり、それに伴う影響額は前連結会計年度に比べ54億円の増収となりました。全体での影響額は、豪ドル等のその他通貨も含めて前連結会計年度に比べ12億円の減収となりました。

一方、利益にかかる為替変動の影響額は、当連結会計年度においては主に当社の輸出入取引から発生しております。当社輸出入取引の米ドルの平均決済レートは前連結会計年度に対し８円の円高の114円となり、それに伴う影響額は前連結会計年度に比べ６億円の減益となりました。また、ユーロの平均決済レートは前連結会計年度に対し12円の円安の129円となり、それに伴う影響額は前連結会計年度に比べ51億円の増益となりました。全体での影響額は、その他通貨も含めて前連結会計年度に比べ50億円の増益となりました。

なお、為替変動リスクに対しては、米ドルは、輸出売上高に伴う回収代金を輸入品代金支払に充てる方法(マリー)による為替ヘッジを行なっており、ユーロ、豪ドル、カナダドルに対しては予め想定される実需の範囲で、３ヶ月前に為替予約によるヘッジを行なっています。

⑧ 研究開発費

研究開発費は、前連結会計年度に比べ62百万円増加し、225億３百万円となりました。売上高研究開発費比率は前連結会計年度並みの4.2%となりました。

内容的には、電子楽器、ＡＶ・ＩＴ、半導体を中心とする商品開発費用が大半を占め、要素技術としては、音響関連技術、光通信関連技術等が挙げられます。

(3) 財政状態の分析

① 資産

総資産は、前連結会計年度に比べ39億85百万円減少し5,087億31百万円となりました。このうち、流動資産は、前連結会計年度に比べ193億85百万円減少しました。特にＳＣＭ展開に伴い、グループを挙げて一段の在庫削減に努めた結果、楽器、ＡＶ機器を中心に、棚卸資産が前連結会計年度に比べ79億98百万円減少して721億46百万円となり、３月末時点の在庫レベルとしては、当初の目標水準にまで近づけることができました。また、現金及び預金につきましては、124億32百万円減少し320億53百万円となりました。投資その他の資産につきましては、株価の上昇や持分法適用関連会社の純資産増加による投資有価証券の評価増により、前連結会計年度に比べ153億26百万円増加し1,274億15百万円となりました。

② 負債

負債は、リゾート会員預託金の返還をしたほか、３月末で転換社債を償還したことに加え、長短借入金も減少させることができ、負債残高は前連結会計年度に比べ488億31百万円減少し2,454億88百万円となりました。

③ 実質有利子負債

現金及び預金を含めた実質ベースでの有利子負債残高は、増益に加え棚卸資産の減少等により、前連結会計年度に対し291億33百万円改善し、借入金488億72百万円、現金及び預金320億53百万円の合計168億18百万円となりました。なお、３月31日で第２回転換社債残高243億14百万円を償還いたしました。

＊実質有利子負債残高＝借入金＋転換社債－現預金

④ 資本

資本は、増益およびその他有価証券評価差額金の増加等により、前連結会計年度に比べ452億60百万円増加し、2,597億31百万円となりました。その結果、当連結会計年度末の自己資本比率は、51.1%となりました。なお、当連結会計年度の自己資本利益率(ＲＯＥ)は、18.4%となりました。

(4) 資金の流動性についての分析

① キャッシュ・フロー

当連結会計年度において、営業活動の結果得られた資金は、増益に加え、棚卸資産の減少等により、583億49百万円となりました。前連結会計年度に比べ、252億97百万円増加しました。

また、投資活動の結果使用した資金は、設備投資を中心に、187億75百万円となりました。前連結会計年度との比較では、投資有価証券の取得が減少し、使用した資金は28億70百万円減少しました。

財務活動の結果使用した資金は、転換社債の償還243億14百万円に加え、リゾート会員預託金の返還60億49百万円、長短借入金の返済により501億41百万円となりました。前連結会計年度との比較では、415億59百万円増加しました。

以上に現金及び現金同等物に係る換算差額△15億99百万円を加えた結果、当連結会計年度において資金は121億67百万円減少しました。

新規連結子会社の現金及び現金同等物の期首残高等を調整した資金の期末残高は、前連結会計年度に比べ117億31百万円減少し、312億45百万円となりました。

② 設備投資・減価償却費

設備投資は、前連結会計年度に比べ42億77百万円増加し211億60百万円となりました。楽器事業は、新製品金型投資に加え、音楽教室増設等により、前連結会計年度に比べ10億32百万円増加の100億99百万円となりました。

また、リビング事業では、新商品の金型投資に加え、今後成長が期待できるリフォーム事業の布石としてショールーム増設に伴う投資もあり、前連結会計年度に比べ倍増の16億78百万円となりました。

電子機器・電子金属事業では、主としてヤマハ鹿児島セミコンダクタ㈱の半導体製造設備の老朽化更新等で43億58百万円となり、前連結会計年度に比べ10億38百万円増加しました。

そのほか、ＡＶ・ＩＴ事業は18億27百万円、その他の事業では24億20百万円の設備投資を実施しました。

これらの設備投資に対して、当連結会計年度の減価償却費は、前連結会計年度並みの175億22百万円となりました。

第３　【設備の状況】

１ 【設備投資等の概要】

当連結会計年度の設備投資の状況については、新製品開発、設備更新改修、研究投資を中心に、楽器事業で100億99百万円、ＡＶ・ＩＴ事業で18億27百万円、リビング事業で16億78百万円、電子機器・電子金属事業で43億58百万円、レクリエーション事業で７億74百万円、その他事業で24億20百万円の投資を実施しました。

２ 【主要な設備の状況】

当社グループにおける主要な設備は、以下の通りであります。

(1) 提出会社

（平成16年３月31日現在）

事業所名 （所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 （名）
			土地 （面積千㎡）	建物	機械及び装置	その他	合計	
本社及び本社工場 （静岡県浜松市）	楽器 ＡＶ・ＩＴ	グランドピアノの製造設備及び統括業務施設	19,455 (539)	6,515	1,314	3,120	30,406	2,651
天竜工場 （静岡県浜松市）	楽器 その他	楽器類・防音室・自動車用内装部品の製造設備	6,818 (215)	1,657	1,102	478	10,057	466
掛川工場 （静岡県掛川市他）	楽器	アップライトピアノの製造設備	5,753 (223)	1,024	1,622	156	8,557	533
豊岡工場 （静岡県磐田郡豊岡村）	楽器 電子機器・電子金属	電子楽器・管楽器・音響機器の製造設備及び研究開発施設	1,794 (182)	2,870	2,640	1,941	9,247	1,300
営業事業所 （東京都港区他）	楽器	事務所	11,488 (24)	2,441	5	295	14,230	818
つま恋他レクリエーション施設 （静岡県掛川市他）	レクリエーション	観光施設等	15,758 (19,891)	21,260	2	4,464	41,485	―

(2) 国内子会社

（平成16年３月31日現在）

会社名	事業所名 （所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 （名）
				土地 （面積千㎡）	建物	機械及び装置	その他	合計	
ヤマハリビングテック㈱ （注）３	本社工場及び営業所 （静岡県浜松市他）	リビング	リビング用品の製造設備	4,534 (124)	2,090	998	1,822	9,445	959
ヤマハメタニクス㈱	本社工場及び営業所 （静岡県磐田市他）	電子機器・電子金属	合金の製造設備	2,605 (92)	821	2,335	163	5,925	248
ヤマハ鹿児島セミコンダクタ㈱	本社工場 （鹿児島県始良郡栗野町）	電子機器・電子金属	半導体の製造設備	642 (69)	1,477	3,593	786	6,498	210
㈱キロロ開発公社	キロロ （北海道余市郡赤井川村）	レクリエーション	スキー場、スポーツ施設等	45 (548)	5,254	349	1,696	7,346	18

(3) 在外子会社

(平成16年３月31日現在)

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 (名)
				土地 (面積千㎡)	建物	機械 及び装置	その他	合計	
Yamaha Corporation of America (注)4	本社・工場 (米国加州ブエナパーク市他)	楽器 ＡＶ・ＩＴ	楽器類の製造設備及び事務所	261 (650)	980	224	338	1,805	830
P.T.Yamaha Music Manufacturing Asia	本社・営業所 (インドネシア共和国ブカシ県)	楽器	楽器類の製造設備	1,071 (120)	499	940	374	2,885	781

(注) 1 帳簿価額は、建設仮勘定を除いた有形固定資産の残高であります。
2 その他は、構築物、車輌運搬具、工具器具備品であります。
3 ヤマハリビングプロダクツ㈱の設備を含んでおります。
4 Yamaha Electronics Corporation, USA、Yamaha Music Manufacturing, Inc.、Yamaha Exporting Inc.、Yamaha Musical Products, Inc. の設備を含んでおります。

3 【設備の新設、除却等の計画】

当社グループにおいて計画している事業の種類別セグメントごとの設備投資の新設、拡充の概要は次の通りであります。

事業の種類別セグメントの名称	計画金額(百万円)	目的
楽器	13,252	営業施設の更新及び新商品開発
ＡＶ・ＩＴ	2,144	新商品開発及び更新
リビング	1,562	〃
電子機器・電子金属	5,395	〃
レクリエーション	1,341	営業施設の更新
その他	1,414	新商品開発及び更新
合計	25,110	

(注) 1 上記計画に伴う今後の所要資金25,110百万円は、自己資金で賄う予定であります。
2 経常的な設備の更新のための売廃却を除き、重要な売廃却の計画はありません。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式 (注)	700,000,000
計	700,000,000

(注) 定款での定めは、次の通りであります。
当会社の発行する株式の総数は、7億株とする。
但し、株式の消却が行われた場合は、これに相当する株式数を減ずる。

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成16年3月31日)	提出日現在発行数(株)(平成16年6月28日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	206,524,626	206,524,626	東京証券取引所(市場第一部)	―
計	206,524,626	206,524,626	―	―

(2) 【新株予約権等の状況】

該当事項はありません。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成14年10月1日 (注)1	―	206,523,263	―	28,533	13,127	40,052
平成15年4月1日～平成16年3月31日 (注)2	1,363	206,524,626	1	28,534	1	40,054

(注) 1 資本準備金の増加は合併差益であります。
相手先 ヤマハリゾート㈱
合併比率 100%出資子会社との合併であり、新株式の発行は行っておりません。
2 転換社債の株式への転換による増加であります。

(4) 【所有者別状況】

(平成16年3月31日現在)

区分	株式の状況(1単元の株式数100株)								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数(人)	―	114	48	230	324	5	16,835	17,551	―
所有株式数(単元)	―	1,143,732	26,628	128,260	540,610	6	223,112	2,062,342	290,426
所有株式数の割合(%)	―	55.46	1.29	6.22	26.21	0.00	10.82	100.00	―

(注) 1 自己株式177,020株は、「個人その他」に1,770単元、「単元未満株式の状況」に20株含まれております。
2 証券保管振替機構名義の株式5,300株は「その他の法人」に53単元含まれております。

(5) 【大株主の状況】

(平成16年３月31日現在)

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番３号	18,071	8.75
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目８番11号	12,359	5.98
株式会社みずほコーポレート銀行 (常任代理人　資産管理サービス信託銀行株式会社)	東京都千代田区丸の内一丁目３番３号 (東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエアオフィスタワーＺ棟)	9,275	4.49
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番２号	8,918	4.32
みずほ信託退職給付信託 みずほ銀行口再信託受託者 資産管理サービス信託	東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエアオフィスタワーＺ棟	8,779	4.25
株式会社静岡銀行	静岡市呉服町一丁目10番地	8,349	4.04
住友生命保険相互会社 (常任代理人　日本トラスティ・サービス信託銀行株式会社)	大阪府大阪市中央区城見一丁目４番35号 (東京都中央区晴海一丁目８番11号)	7,300	3.53
日本生命保険相互会社	東京都千代田区有楽町一丁目２番２号 日本生命証券管理部内	6,964	3.37
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	5,202	2.52
ステート　ストリート　バンク　アンド　トラスト　カンパニー (常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 USA (東京都中央区日本橋兜町６番７号)	4,944	2.39
計	―	90,166	43.66

(注) 1　上記の所有株式数のうち、信託業務に係る株式数は次の通りであります。

日本マスタートラスト信託銀行株式会社(信託口)	18,071千株
日本トラスティ・サービス信託銀行株式会社(信託口)	12,359千株
みずほ信託退職給付信託 みずほ銀行口再信託受託者 資産管理サービス信託	8,779千株

2　株式会社みずほコーポレート銀行は、上記以外に当社株式850千株をみずほ信託銀行株式会社へ信託財産として委託しております。信託契約書上、議決権の行使は株式会社みずほコーポレート銀行が指図権を留保しております。

3　みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の所有株式数8,779千株のうち、8,288千株について、委託者である株式会社みずほ銀行が議決権の指図権を留保しております。

4　アライアンス・キャピタル・マネジメント・エル・ピー及びアライアンス・キャピタル・アセット・マネジメント株式会社から、平成14年５月22日付で提出された大量保有報告書により次の通り株式を保有している旨の報告を受けておりますが、当社として当事業年度末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 (共同保有)	住所	所有株式数 (千株)	発行済株式総数に対する 所有株式数の割合(%)
アライアンス・キャピタル・マネジメント・エル・ピー	アメリカ合衆国10105、ニューヨーク州、ニューヨーク・アベニュー・オブ・アメリカズ1345	9,934	4.81
アライアンス・キャピタル・アセット・マネジメント株式会社	東京都千代田区大手町一丁目5番1号 大手町ファーストスクエア	1,783	0.86
計	―	11,717	5.67

5　モルガン・スタンレー・ジャパン・リミテッドから、平成16年4月12日付で提出された大量保有報告書により同社及び共同保有者(計11名)が次の通り株式を保有している旨の報告を受けておりますが、当社として当事業年度末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 (共同保有)	住所	所有株式数 (千株)	発行済株式総数に対する 所有株式数の割合(%)
モルガン・スタンレー・ジャパン・リミテッド	ケイマン諸島、グランドケイマン、ジョージタウン、サウスチャーチ・ストリート ユグランドハウス私書箱309号	1,976	0.96
モルガン・スタンレー・アンド・カンパニー・インコーポレーテッド	米国　ニューヨーク州　ニューヨーク市 ブロードウェイ1585	220	0.11
モルガン・スタンレー・アンド・カンパニー・インターナショナル・リミテッド	英国　ロンドン　カナリーワーフ カボットスクウェア25	1,375	0.67
エムエスディーダブリュ・エクイティー・ファイナンス・サービセズⅠ(ケイマン)・リミテッド	英領西インド諸島、グランドケイマン、ジョージタウン、サウスチャーチ・ストリート ユグランドハウス、私書箱309号	74	0.04
モルガン・スタンレー・キャピタル(ルクセンブルグ)エス・エー	38―40　リュウ　サン　ジテ　エル2763 ルクセンブルク　エール・セー・エス ルクセンブルク　ベー45　753	249	0.12
エムエスディーダブリュ・エクイティー・ファイナンシング・サービセズ(ルクス)エス・アー・エール・エル	38―40　リュウ　サン　ジテ　エル2763 ルクセンブルク　エール・セー・エス ルクセンブルク　ベー45　753	1,231	0.60
モルガン・スタンレー・インベストメント・マネジメント・リミテッド	英国　ロンドン　カナリーワーフ カボットスクウェア25	3,284	1.59
モルガン・スタンレー・アセット・マネジメント投信株式会社	東京都渋谷区恵比寿四丁目20番3号 恵比寿ガーデンプレイスタワー	1,479	0.72
モルガン・スタンレー・インベストメント・マネジメント・インク	米国　ニューヨーク州　ニューヨーク アベニュー・オブ・ジ・アメリカ1221	1,279	0.62
モルガン・スタンレー・インベストメント・アドバイザーズ・インク	米国　ニューヨーク州　ニューヨーク アベニュー・オブ・ジ・アメリカ1221	278	0.13
ヴァン・カンペン・アセット・マネジメント	米国　ニューヨーク州　ニューヨーク アベニュー・オブ・ジ・アメリカ1221	4	0.00
計	―	11,453	5.55

6　バークレイズ・グローバル・インベスターズ信託銀行株式会社から、平成16年４月13日付で提出された大量保有報告書により同社及び共同保有者(計９名)が次の通り株式を保有している旨の報告を受けておりますが、当社として当事業年度末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 (共同保有)	住所	所有株式数 (千株)	発行済株式総数に対する 所有株式数の割合(％)
バークレイズ・グローバル・インベスターズ信託銀行株式会社	東京都渋谷区広尾一丁目１番39号	2,187	1.06
バークレイズ・グローバル・インベスターズ株式会社	東京都渋谷区広尾一丁目１番39号	1,994	0.97
バークレイズ・グローバル・インベスターズ投信株式会社	東京都渋谷区広尾一丁目１番39号	943	0.46
バークレイズ・グローバル・インベスターズ、エヌ・エイ	アメリカ合衆国　カリフォルニア州 サンフランシスコ市 フリーモント・ストリート45	3,161	1.53
バークレイズ・グローバル・ファンド・アドバイザーズ	アメリカ合衆国　カリフォルニア州 サンフランシスコ市 フリーモント・ストリート45	652	0.32
バークレイズ・グローバル・インベスターズ・オーストラリア・リミテッド	オーストラリア　ニュー・サウス・ウェールズ州　シドニー ハーリントン・ストリート111	134	0.07
バークレイズ・グローバル・インベスターズ・リミテッド	英国　ロンドン市 ロイヤル・ミント・コート１	1,036	0.50
バークレイズ・ライフ・アシュアランス・カンパニー・リミテッド	英国　ロンドン市 ロンバード・ストリート54	19	0.01
バークレイズ・キャピタル・セキュリティーズ・リミテッド	英国　ロンドン市 ロンバード・ストリート54	1,064	0.52
計	―	11,192	5.42

(6) 【議決権の状況】

① 【発行済株式】

(平成16年３月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	―	―	―
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 177,000	―	―
完全議決権株式(その他)	普通株式 206,057,200	2,060,572	―
単元未満株式	普通株式 290,426	―	―
発行済株式総数	206,524,626	―	―
総株主の議決権	―	2,060,572	―

(注) 「完全議決権株式(その他)」には証券保管振替機構名義の株式5,300株(議決権53個)が含まれております。

② 【自己株式等】

(平成16年３月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(％)
(自己保有株式) ヤマハ株式会社	静岡県浜松市中沢町10番１号	177,000	―	177,000	0.09
計	―	177,000	―	177,000	0.09

(7) 【ストックオプション制度の内容】

該当事項はありません。

2 【自己株式の取得等の状況】

(1) 【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

【株式の種類】 普通株式

イ 【定時総会決議による買受けの状況】

(平成16年6月25日現在)

区分	株式数(株)	価額の総額(円)
定時株主総会での決議状況 (平成15年6月26日決議)	20,000,000	30,000,000,000
前決議期間における取得自己株式	—	—
残存授権株式の総数及び価額の総額	20,000,000	30,000,000,000
未行使割合(%)	100.0	100.0

(注) 1 上記授権株式数の前定時株主総会の終結した日現在の発行済株式総数に対する割合は9.68%であります。
2 経済情勢や市場動向の経営環境を統合的に勘案し、行使いたしませんでした。

ロ 【子会社からの買受けの状況】

該当事項はありません。

ハ 【取締役会決議による買受けの状況】

該当事項はありません。

ニ 【取得自己株式の処理状況】

該当事項はありません。

ホ 【自己株式の保有状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況】

(平成16年6月25日現在)

区分	株式の種類	株式数(株)	価額の総額(円)
自己株式取得に係る決議	—	—	—

(注) 平成16年6月25日開催の定時株主総会において定款の一部を変更し、「当会社は、商法第211条ノ3第1項第2号の規定により、取締役会の決議をもって自己株式を買受けることができる。」旨を定款に定めております。

3 【配当政策】

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り、安定的な配当を実施することを基本方針としております。

当期の利益配当については、業績向上に鑑み、１株につき５円増額し、１株につき10円とし、年間15円を実施しました。

内部留保資金については、業績の状況、財務の状況を勘案しながら研究開発投資、製造設備投資および将来の事業拡大のための資金に充当してまいります。

尚、第180期中間配当についての取締役会決議は平成15年11月10日に行っております。

4 【株価の推移】

(1) 【最近５年間の事業年度別最高・最低株価】

回次	第176期	第177期	第178期	第179期	第180期
決算年月	平成12年３月	平成13年３月	平成14年３月	平成15年３月	平成16年３月
最高(円)	1,609	1,475	1,390	1,399	2,320
最低(円)	620	710	745	857	1,323

(注) 上記の株価は東京証券取引所市場第一部におけるものであります。

(2) 【最近６月間の月別最高・最低株価】

月別	平成15年10月	11月	12月	平成16年1月	２月	３月
最高(円)	2,320	2,285	2,135	2,150	2,025	2,080
最低(円)	2,030	1,870	1,915	1,962	1,735	1,815

(注) 上記の株価は東京証券取引所市場第一部におけるものであります。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数(千株)
代表取締役会長	―	岸　田　勝　彦	昭和16年11月19日生	昭和41年4月　当社入社 平成4年4月　ピアノ事業本部長 平成6年6月　取締役 平成10年6月　常務取締役 平成12年4月　専務取締役 平成16年6月　代表取締役会長(現)	27
代表取締役社長	―	伊　藤　修　二	昭和17年11月1日生	昭和40年4月　当社入社 昭和59年7月　Yamaha-Kemble Music(U.K.)Ltd.社長 昭和63年6月　当社取締役 平成5年7月　常務取締役 平成9年6月　代表取締役専務 平成12年4月　代表取締役社長(現)	34
常務取締役	AV・IT事業本部、カーパーツ事業部担当	前　嶋　邦　啓	昭和15年9月12日生	昭和40年4月　当社入社 平成4年4月　AV機器事業部長 平成7年6月　取締役 平成12年6月　常務取締役(現) 平成15年5月　AV・IT事業本部、カーパーツ事業部担当(現)	12
常務取締役	半導体事業部、コンテンツ事業推進部、メディア総合戦略推進室担当	加　藤　博　万	昭和19年3月8日生	昭和41年4月　当社入社 平成8年3月　エレクトロニクス開発センター長 平成10年6月　取締役 平成15年6月　常務取締役(現) 平成16年6月　半導体事業部、コンテンツ事業推進部、メディア総合戦略推進室担当(現)	5
取締役	―	長谷川　至	昭和11年5月15日生	昭和35年4月　ヤマハ発動機株式会社入社 昭和60年7月　同社取締役 平成9年6月　同社常務取締役 平成12年6月　同社専務取締役 平成13年4月　同社代表取締役社長(現) 平成15年6月　当社取締役(現)	5
取締役	総務部、環境管理部担当	花　本　眞　也	昭和21年6月18日生	昭和45年4月　当社入社 平成8年3月　国内楽器営業本部長 平成9年6月　取締役(現) 平成16年6月　総務部、環境管理部担当(現)	10
取締役	経営企画室、人事部、情報システム部、購買物流部担当	黒　江　常　夫	昭和21年2月2日生	昭和43年4月　当社入社 平成11年7月　経営企画室長 平成12年6月　取締役(現) 平成16年6月　経営企画室、人事部、情報システム部、購買物流部担当(現)	10
取締役	経理・財務部、監査室、ゴルフ事業推進部担当	牧　野　時　久	昭和25年2月20日生	昭和43年4月　当社入社 平成12年4月　経理・財務部長 平成13年2月　執行役員 平成15年6月　取締役(現) 平成15年6月　経理・財務部、監査室、ゴルフ事業推進部担当(現)	6
常勤監査役	―	太　田　直　幹	昭和16年9月20日生	昭和40年4月　当社入社 昭和63年8月　人事部長 平成6年6月　常勤監査役(現)	14

役名	職名	氏名	生年月日	略歴	所有株式数（千株）
常勤監査役	―	堀　越　美知夫	昭和21年6月2日生	昭和45年4月　当社入社 平成11年10月　ＡＶ・ＩＴ事業本部事業企画室長 平成13年6月　常勤監査役(現)	5
監査役	―	三　浦　州　夫	昭和28年2月13日生	昭和54年4月　裁判官任官 昭和63年4月　弁護士登録(大阪弁護士会入会) 平成9年4月　河本・三浦法律事務所設立(現) 平成15年6月　当社監査役(現)	―
監査役	―	和久田　晴比古	昭和23年4月2日生	昭和46年4月　ヤマハ発動機株式会社入社 平成11年6月　同社取締役 平成15年6月　同社常勤監査役(現) 平成15年6月　当社監査役(現)	2
計					134

（注）1　常勤監査役太田直幹および監査役三浦州夫は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

2　取締役長谷川至は、商法第188条第2項第7号ノ2に定める社外取締役であります。

6 【コーポレート・ガバナンスの状況】

1　会社の機関の内容及び内部統制システムの整備の状況

当社は監査役制度を採用しており、株主総会の下に法定機関である取締役会、監査役会を置くほか、経営会議、執行役員会を置いています。

当社の取締役は8名(内、代表取締役2名、社外取締役1名)、監査役は4名(内、社外監査役2名)、執行役員は12名(内、上席執行役員1名)であります。なお、当社の社外取締役である長谷川至は、当社の関連会社であるヤマハ発動機株式会社の代表取締役社長であります。

平成13年2月に連結グループ経営機能の強化および取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しました。取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするために、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責とするほか、上席執行役員を設け、より重要な部門執行を担わせています。

また、監査役スタッフとして監査役室を設置しているほか、グループ企業における業務監査を行う部門として監査室を設置しております。

役員人事につきましては、役員人事委員会を設置し、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めています。同委員会では、併せて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討しております。また、コンプライアンス委員会を設置し、ヤマハグループの遵法経営の徹底を図っております。

2　役員報酬及び監査法人に対する監査報酬について

(1) 当事業年度における当社の取締役及び監査役に支払った報酬、賞与、役員退職慰労金の額は以下のとおりです。

（百万円）

区分	取締役		監査役		合計	
	支給人員	支給額	支給人員	支給額	支給人員	支給額
定款又は株主総会決議に基づく報酬	※1　11	※2　295	※1　6	58	※1　17	353
利益処分による役員賞与金	※3　9	68	※3　4	12	※3　13	80
株主総会決議に基づく退職慰労金	2	140	2	8	4	148
合計		503		78		582

(注) ※1　期末人員数は、取締役9名、監査役4名、計13名であり、支給人員数との相違は、退任(取締役2名、監査役2名)によるものであります。

※2　当期、使用人分の給与等(賞与含む)の支払はありません。

※3　前期末の取締役及び監査役であります。

尚、社外取締役の報酬は2百万円であります。

(2) 監査法人に対する監査報酬の額は以下のとおりです。

（百万円）

監査契約に基づく監査証明に係る報酬	49
上記以外の報酬	3
合計	52

第5 【経理の状況】

1　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

尚、前連結会計年度(自平成14年4月1日　至平成15年3月31日)は、改正前の連結財務諸表規則に基づき、当連結会計年度(自平成15年4月1日　至平成16年3月31日)は、改正後の連結財務諸表規則に基づいて作成しております。

また、当連結会計年度(自平成15年4月1日　至平成16年3月31日)は、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年1月30日　内閣府令第5号)附則第2項のただし書きにより、改正前の連結財務諸表規則を適用しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

尚、第179期事業年度(自平成14年4月1日　至平成15年3月31日)は、改正前の財務諸表等規則に基づき、第180期事業年度(自平成15年4月1日　至平成16年3月31日)は、改正後の財務諸表等規則に基づいて作成しております。

また、第180期事業年度(自平成15年4月1日　至平成16年3月31日)は、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年1月30日　内閣府令第5号)附則第2項のただし書きにより、改正前の財務諸表等規則を適用しております。

2　監査証明について

当社は、証券取引法第193条の2の規定に基づき、前連結会計年度(自平成14年4月1日　至平成15年3月31日)及び当連結会計年度(自平成15年4月1日　至平成16年3月31日)の連結財務諸表並びに第179期事業年度(自平成14年4月1日　至平成15年3月31日)及び第180期事業年度(自平成15年4月1日　至平成16年3月31日)の財務諸表について新日本監査法人の監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成15年3月31日)			当連結会計年度 (平成16年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金	※2		44,485			32,053	
2 受取手形及び売掛金			81,755			81,114	
3 有価証券	※2		1,370			1,150	
4 棚卸資産			80,144			72,146	
5 繰延税金資産			10,489			12,291	
6 その他	※7		5,469			5,337	
7 貸倒引当金			△2,625			△2,389	
流動資産合計			221,089	43.1		201,704	39.6
Ⅱ 固定資産							
(1) 有形固定資産	※1,2						
1 建物及び構築物			67,166			66,524	
2 機械装置及び運搬具			21,334			20,591	
3 工具器具備品			12,305			13,211	
4 土地	※6		76,835			75,362	
5 建設仮勘定			1,082			2,978	
有形固定資産合計			178,724	34.8		178,667	35.1
(2) 無形固定資産							
1 連結調整勘定			107			234	
2 その他			705			710	
無形固定資産合計			813	0.2		944	0.2
(3) 投資その他の資産							
1 投資有価証券	※2,3		77,622			101,017	
2 長期貸付金			2,028			1,276	
3 賃借不動産保証金敷金			5,013			5,146	
4 繰延税金資産			24,663			17,379	
5 その他	※3		4,095			3,678	
6 貸倒引当金			△1,334			△1,083	
投資その他の資産合計			112,089	21.9		127,415	25.1
固定資産合計			291,627	56.9		307,026	60.4
資産合計			512,716	100.0		508,731	100.0

		前連結会計年度 (平成15年3月31日)			当連結会計年度 (平成16年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(負債の部)							
Ⅰ 流動負債							
1 支払手形及び買掛金			39,462			39,947	
2 短期借入金			27,078			16,711	
3 一年以内償還の転換社債			24,317			—	
4 一年以内返済の長期借入金			10,090			7,388	
5 未払費用及び未払金			42,501			45,888	
6 未払法人税等			3,101			2,492	
7 特定取引前受金			3,428			3,333	
8 繰延税金負債			92			94	
9 アフターサービス費引当金			132			116	
10 製品保証引当金			2,884			2,869	
11 返品調整引当金			81			79	
12 延払未実現利益			540			296	
13 その他	※7		4,437			4,377	
流動負債合計			158,148	30.8		123,596	24.3
Ⅱ 固定負債							
1 長期借入金			28,951			24,772	
2 繰延税金負債			266			198	
3 再評価に係る繰延税金負債	※6		13,577			13,569	
4 退職給付引当金			53,988			50,012	
5 役員退職慰労引当金			965			939	
6 長期預り金			36,848			30,799	
7 その他			1,572			1,600	
固定負債合計			136,171	26.6		121,891	23.9
負債合計			294,319	57.4		245,488	48.2
(少数株主持分)							
少数株主持分			3,925	0.8		3,511	0.7
(資本の部)							
Ⅰ 資本金	※8		28,533	5.6		28,534	5.6
Ⅱ 資本剰余金			40,052	7.8		40,054	7.9
Ⅲ 利益剰余金			162,344	31.6		203,485	40.0
Ⅳ 土地再評価差額金	※6		16,152	3.1		15,866	3.1
Ⅴ その他有価証券評価差額金			378	0.1		10,979	2.2
Ⅵ 為替換算調整勘定			△32,753	△6.4		△38,937	△7.7
Ⅶ 自己株式	※9		△236	△0.0		△252	△0.0
資本合計			214,471	41.8		259,731	51.1
負債、少数株主持分及び資本合計			512,716	100.0		508,731	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成14年4月1日 至 平成15年3月31日）金額(百万円)		百分比(%)	当連結会計年度（自 平成15年4月1日 至 平成16年3月31日）金額(百万円)		百分比(%)
Ⅰ 売上高			524,763	100.0		539,506	100.0
Ⅱ 売上原価	※2		338,440	64.5		338,057	62.7
売上総利益			186,323	35.5		201,449	37.3
延払未実現利益			133			244	
合計売上総利益			186,456	35.5		201,693	37.4
Ⅲ 販売費及び一般管理費	※2						
1 販売手数料		2,588			2,470		
2 運送費		12,099			13,266		
3 広告費及び販売促進費		21,740			22,424		
4 諸引当金繰入額	※1	9,572			9,726		
5 人件費		59,206			63,352		
6 地代家賃		3,884			3,430		
7 減価償却費		5,233			4,762		
8 その他		40,087	154,413	29.4	37,201	156,637	29.0
営業利益			32,043	6.1		45,056	8.4
Ⅳ 営業外収益							
1 受取利息		360			281		
2 受取配当金		222			257		
3 持分法による投資利益		7,608			10,447		
4 その他		1,802	9,994	1.9	1,853	12,841	2.4
Ⅴ 営業外費用							
1 支払利息		2,015			1,535		
2 売上割引		4,347			4,378		
3 為替差損		1,015			—		
4 その他		818	8,197	1.6	948	6,861	1.3
経常利益			33,839	6.4		51,036	9.5
Ⅵ 特別利益							
1 固定資産売却益	※3	231			123		
2 諸引当金戻入額	※4	229			343		
3 投資有価証券売却益		—			5		
4 子会社株式売却益		—			14		
5 子会社清算益		—	460	0.1	126	613	0.1
Ⅶ 特別損失							
1 固定資産除却損	※5	1,205			2,420		
2 投資有価証券評価損		7,746			110		
3 関係会社株式評価損		—			393		
4 構造改革費用	※6	2,271			6		
5 課徴金	※7	—			339		
6 社会保険料の総報酬制移行に伴う一時費用		—			922		
7 関係会社株式売却損		222			—		
8 関係会社出資金評価損		242	11,687	2.2	—	4,193	0.8
税金等調整前当期純利益			22,612	4.3		47,456	8.8
法人税、住民税及び事業税		3,962			4,769		
法人税等調整額		65	4,028	0.8	△1,387	3,382	0.6
少数株主利益			636	0.1		532	0.1
当期純利益			17,947	3.4		43,541	8.1

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度（自 平成14年4月1日 至 平成15年3月31日）金額（百万円）		当連結会計年度（自 平成15年4月1日 至 平成16年3月31日）金額（百万円）	
（資本剰余金の部）					
Ⅰ 資本剰余金期首残高					40,052
資本準備金期首残高		26,924	26,924		
Ⅱ 資本剰余金増加高					
1 転換社債の転換		—		1	
2 合併差益		13,127	13,127	—	1
Ⅲ 資本剰余金期末残高			40,052		40,054
（利益剰余金の部）					
Ⅰ 利益剰余金期首残高					162,344
連結剰余金期首残高		157,589	157,589		
Ⅱ 利益剰余金増加高					
1 当期純利益		17,947		43,541	
2 連結会社増減に伴う増加高		849		545	
3 土地再評価差額金取崩高		869		—	
4 持分変動に伴う土地再評価差額金取崩高		88		569	
5 連結子会社の決算期変更に伴う増加高		—	19,754	64	44,721
Ⅲ 利益剰余金減少高					
1 配当金		1,857		2,063	
2 役員賞与金		0		82	
3 連結会社増減に伴う減少高		—		116	
4 持分変動に伴う減少高		13		95	
5 土地再評価差額金取崩高		—		1,220	
6 合併による減少高		13,127	14,999	—	3,579
Ⅳ 利益剰余金期末残高			162,344		203,485

④ 【連結キャッシュ・フロー計算書】

		前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー:			
1 税金等調整前当期純利益		22,612	47,456
2 減価償却費		17,586	17,522
3 連結調整勘定償却額		113	173
4 貸倒引当金の増減額		395	△407
5 投資有価証券評価損		7,746	110
6 関係会社株式評価損		—	393
7 関係会社出資金評価損		242	—
8 退職給付引当金の増減額		△5,150	△3,983
9 受取利息及び受取配当金		△583	△539
10 支払利息		2,015	1,535
11 為替差損		242	217
12 持分法による投資損益		△7,608	△10,447
13 投資有価証券売却益		—	△5
14 子会社株式売却益		—	△14
15 子会社清算益		—	△126
16 関係会社株式売却損		222	—
17 固定資産売却益		△231	△123
18 固定資産除却損		1,205	2,420
19 構造改革費用		1,509	6
20 課徴金		—	339
21 売上債権の増減額		△8,509	△698
22 棚卸資産の増減額		3,233	6,346
23 仕入債務の増減額		2,894	1,283
24 その他		△1,877	2,791
小計		36,061	64,248
25 利息及び配当金の受取額		1,181	1,301
26 利息の支払額		△2,067	△1,582
27 課徴金の支払額		—	△339
28 法人税等の支払額		△2,123	△5,278
営業活動によるキャッシュ・フロー		33,052	58,349
Ⅱ 投資活動によるキャッシュ・フロー:			
1 定期預金の増減額(純額)		△1,125	697
2 有形固定資産の取得による支出		△15,730	△18,721
3 有形固定資産の売却による収入		2,674	552
4 投資有価証券の取得による支出		△6,541	△266
5 投資有価証券の売却・償還による収入		187	371
6 出資金の払込による支出		△1,782	△2,156
7 貸付けによる支出		△133	△77
8 貸付金の回収による収入		722	825
9 その他		83	0
投資活動によるキャッシュ・フロー		△21,645	△18,775
Ⅲ 財務活動によるキャッシュ・フロー:			
1 短期借入金の増減額(純額)		△20,887	△11,179
2 長期借入れによる収入		18,908	2,651
3 長期借入金の返済による支出		△3,065	△8,778
4 転換社債の償還による支出		—	△24,314
5 会員預託金の預りによる収入		19	—
6 会員預託金の返還による支出		△1,297	△6,049
7 自己株式の取得による支出		△133	△23
8 配当金の支払額		△1,857	△2,063
9 少数株主への配当金の支払額		△268	△384
財務活動によるキャッシュ・フロー		△8,582	△50,141

		前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅳ　現金及び現金同等物に係る換算差額		△504	△1,599
Ⅴ　現金及び現金同等物の増減額		2,319	△12,167
Ⅵ　現金及び現金同等物の期首残高		40,571	42,976
Ⅶ　新規連結子会社の現金及び現金同等物の期首残高		85	1,150
Ⅷ　除外連結子会社の現金及び現金同等物の期首残高		―	△127
Ⅸ　連結子会社の決算期変更に伴う現金及び現金同等物の増減額		―	△587
Ⅹ　現金及び現金同等物の期末残高	※１	42,976	31,245

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)	当連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
1　連結の範囲に関する事項 連結子会社84社 主要な連結子会社の名称は、「第1企業の概況　4　関係会社の状況」に記載している為、省略しております。 当連結会計年度より、新たに国内子会社3社と、海外子会社3社の計6社を連結の範囲に含めております。また、国内子会社1社と海外子会社3社の計4社を連結の範囲から除外しております。 ヤマハライフサービス㈱他非連結子会社はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。 2　持分法の適用に関する事項 ヤマハライフサービス㈱他非連結子会社及び関連会社のうち、主要な関連会社であるヤマハ発動機㈱他1社に対する投資について持分法を適用しております。 尚、当連結会計年度より、海外関連会社1社を持分法適用会社から除外しております。 持分法適用外のヤマハライフサービス㈱他非連結子会社及びヤマハ・オーリンメタル㈱他関連会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がありません。 (追加情報) 持分法適用会社のヤマハ発動機㈱では、連結調整勘定の償却について、従来、個々の投資の実態に合わせ、20年以内の投資回収見込年数で均等償却を行っておりましたが、「既存事業収益力の向上」・「アジア諸国での事業基盤固め」等を経営課題とする3ヶ年(平成14年4月～平成17年3月)の新中期経営計画の策定を機に連結調整勘定の償却方法を見直した結果、当連結会計年度より、その全額を発生時の損益とすることに変更しました。 この変更は、二輪車事業をはじめとした当持分法適用会社グループを取り巻くグローバルな競合激化など市場の変化及び戦略地域における投資環境の変化に伴う投資回収リスクの変動に的確に対応し、財務体質の健全性を一層高めていくためのものです。 この変更により、従来の方法によった場合に比べ、持分法による投資利益、税金等調整前当期純利益及び当期純利益はそれぞれ2,360百万円減少しております。	1　連結の範囲に関する事項 連結子会社89社 主要な連結子会社の名称は、「第1企業の概況　4　関係会社の状況」に記載している為、省略しております。 当連結会計年度より、新たに国内子会社5社と海外子会社2社の計7社を連結の範囲に含めております。また、海外子会社2社を連結の範囲から除外しております。 ヤマハライフサービス㈱他非連結子会社はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。 2　持分法の適用に関する事項 (1) 持分法を適用した関連会社数2社 主要な関連会社名 ヤマハ発動機㈱ (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称 ヤマハライフサービス㈱ ヤマハ・オーリンメタル㈱ 持分法を適用しない理由 持分法非適用会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。

前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)	当連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
3　連結子会社の事業年度等に関する事項 連結子会社の決算日は、P. T. Yamaha Indonesia、P. T. Yamaha Music Indonesia (Distributor)、P. T. Yamaha Music Manufacturing Indonesia、P. T. Yamaha Music Manufacturing Asia、P. T. Yamaha Musical Products Indonesia、P.T.Yamaha Electronics Manufacturing Indonesia、Yamaha de Mexico,S.A. de C.V.、Yamaha Electronics Manufacturing (M) Sdn. Bhd.、Yamaha Music (Malaysia) Sdn. Bhd.他3社、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、Yamaha Music (Asia) Pte. Ltd.他2社を除いてすべて、当社と同一であります。 上記19社の決算日は12月31日であり、同決算日現在の財務諸表を使用しておりますが、平成15年1月1日から連結決算日平成15年3月31日までの期間に発生した重要な取引については、連結上必要な調整を行っております。	3　連結子会社の事業年度等に関する事項 連結子会社の決算日は、Yamaha de Mexico,S.A. de C.V.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、雅馬哈電子(蘇州)有限公司の6社を除いてすべて、当社と同一であります。 上記6社の決算日は12月31日であり、従来は同決算日現在の財務諸表を使用しておりましたが、当連結会計年度より連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。 なお、P. T. Yamaha Music Manufacturing Asia他12社は、当連結会計年度より決算日を12月31日から3月31日に変更しております。
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 1)　有価証券 満期保有目的の債券 償却原価法(定額法) その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 総平均法による原価法 2)　デリバティブ 時価法 3)　棚卸資産 当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。 (2) 重要な減価償却資産の減価償却方法 1)　有形固定資産 主として定率法によっております。但し、当社のレクリェーション事業に係る施設、及び一部の連結子会社は定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　　31～50年(附属設備は主に15年) 構築物　　10～30年 機械及び装置4～11年 工具器具備品5～6年(金型は主に2年)	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 1)　有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 2)　デリバティブ 同左 3)　棚卸資産 同左 (2) 重要な減価償却資産の減価償却方法 1)　有形固定資産 同左

前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)	当連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
(3) 重要な引当金の計上基準 1) 貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 2) 製品保証引当金 製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。 3) 退職給付引当金 従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。 4) 役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。 (4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	(3) 重要な引当金の計上基準 1) 貸倒引当金 同左 2) 製品保証引当金 同左 3) 退職給付引当金 同左 (追加情報) 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月1日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当連結会計年度末日現在において測定された返還相当額(最低責任準備金)は23,512百万円であり、当該返還相当額(最低責任準備金)の支払が当連結会計年度末日に行われたと仮定して、「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第44—2項を適用した場合に生じる損益の見込額は18,343百万円(利益)です。 4) 役員退職慰労引当金 同左 (4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左

前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)	当連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。	(6) 重要なヘッジ会計の方法 1) ヘッジ会計の方法 同左
2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引	2) ヘッジ手段とヘッジ対象 同左
3) ヘッジ方針 各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。	3) ヘッジ方針 同左
4) ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。	4) ヘッジの有効性評価の方法 同左
(7) その他連結財務諸表作成の為の重要な事項 1) 消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。	(7) その他連結財務諸表作成の為の重要な事項 1) 消費税等の会計処理 同左
2) 自己株式及び法定準備金の取崩等に関する会計基準 当連結会計年度から「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)を適用しております。これによる当連結会計年度の損益に与える影響は軽微であります。 尚、連結財務諸表規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則により作成しております。	―――――

前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)	当連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
3)　１株当たり当期純利益に関する会計基準等 当連結会計年度から「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。 尚、これによる影響は、(１株当たり情報)に記載の通りであります。	――――――
5　連結子会社の資産及び負債の評価に関する事項 全面時価評価法によっております。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 ５年間の均等償却によっております。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 連結事業年度中に確定した金額に基づいて作成しております。	7　利益処分項目等の取扱いに関する事項 同左
8　連結キャッシュ・フロー計算書における資金の範囲 手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

表示方法の変更

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
―――――― （連結キャッシュ・フロー計算書関係） １　前連結会計年度まで営業活動によるキャッシュ・フローの「その他」に含めて表示していたリゾート会員預託金の預りによる収入及び返還による支出は、当連結会計年度において財務活動によるキャッシュ・フローの「会員預託金の預りによる収入」及び「会員預託金の返還による支出」に表示することに変更しました。 尚、前連結会計年度の「その他」に含まれている「会員預託金の預りによる収入」は13百万円、「会員預託金の返還による支出」は△2,207百万円であります。 ２　前連結会計年度まで投資活動によるキャッシュ・フローの「その他」に含めて表示していた「定期預金の増減額(純額)」は、当連結会計年度において独立表示することに変更しました。 尚、前連結会計年度の「その他」に含まれている「定期預金の増減額(純額)」は△57百万円であります。 ３　前連結会計年度まで財務活動によるキャッシュ・フローの「その他」に含めて表示していた「自己株式の取得による支出」は、当連結会計年度において独立表示することに変更しました。 尚、前連結会計年度の「その他」に含まれている「自己株式の取得による支出」は△44百万円であります。	（連結損益計算書関係） 前連結会計年度まで販売費及び一般管理費の「その他」に含めて表示しておりました「雑給」（前連結会計年度2,657百万円）については、当連結会計年度より「人件費」に含めて表示しております。 ――――――

その他の注記事項

(連結貸借対照表関係)

前連結会計年度 (平成15年３月31日)	当連結会計年度 (平成16年３月31日)
※１　有形固定資産の減価償却累計額は221,380百万円であります。 ※２　担保提供資産は次の通りであります。 現金及び預金のうち　30百万円 有価証券のうち　1,112百万円 有形固定資産のうち　2,440百万円 投資有価証券のうち　1,315百万円 計　4,898百万円 上記物件について、短期・長期借入金2,910百万円及び特定取引前受金3,428百万円等の担保に供しております。 ※３　非連結子会社及び関連会社に対する投資は次の通りであります。 投資有価証券　55,563百万円 投資その他資産のその他(出資金)　2,053百万円 ４　保証債務 関係会社の営業上の債務保証他　131百万円 ５　輸出受取手形割引高は1,483百万円であります。 ※６　土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、当社、連結子会社２社及び持分法適用会社１社が事業用土地の再評価を行っております。 (1) 再評価実施日 連結子会社１社及び持分法適用会社１社 平成12年３月31日 当社及び連結子会社１社 平成14年３月31日 (2) 再評価の方法 当社及び連結子会社２社は、土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定し、持分法適用会社１社は、同法律施行令第２条第４号に定める「地方税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額」に合理的な調整を行って算定しております。 (3) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額 △7,924百万円	※１　有形固定資産の減価償却累計額は227,779百万円であります。 ※２　担保提供資産は次の通りであります。 有価証券のうち　1,100百万円 有形固定資産のうち　2,577百万円 投資有価証券のうち　929百万円 計　4,607百万円 上記物件について、短期・長期借入金2,582百万円及び特定取引前受金3,333百万円等の担保に供しております。 ※３　非連結子会社及び関連会社に対する投資は次の通りであります。 投資有価証券　62,522百万円 投資その他資産のその他(出資金)　2,092百万円 ４　保証債務 営業上の債務保証他　314百万円 ５　輸出受取手形割引高は1,138百万円であります。 ※６　土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、当社、連結子会社２社及び持分法適用会社１社が事業用土地の再評価を行っております。 (1) 再評価実施日 同左 (2) 再評価の方法 同左 (3) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額 △13,834百万円

前連結会計年度 (平成15年３月31日)	当連結会計年度 (平成16年３月31日)
※７　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　649百万円 繰延ヘッジ利益　16百万円 繰延ヘッジ損失(純額)　632百万円	※７　繰延ヘッジ利益の内訳は次の通りであります。 繰延ヘッジ利益　811百万円 繰延ヘッジ損失　5百万円 繰延ヘッジ利益(純額)　805百万円
※８　当社の発行済株式総数は、普通株式206,523,263株であります。	※８　当社の発行済株式総数は、普通株式206,524,626株であります。
※９　当社が保有する自己株式の数は、普通株式164,339株であります。 また、持分法を適用した関連会社が保有する自己株式の数は、普通株式226,821株であります。	※９　当社が保有する自己株式の数は、普通株式177,020株であります。 また、持分法を適用した関連会社が保有する自己株式の数は、普通株式190,994株であります。

（連結損益計算書関係）

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
※１　諸引当金繰入額は次の通りであります。 貸倒引当金繰入額　531百万円 アフターサービス費引当金繰入額　100百万円 製品保証引当金繰入額　1,388百万円 退職給付引当金繰入額　7,362百万円 役員退職慰労引当金繰入額　189百万円	※１　諸引当金繰入額は次の通りであります。 貸倒引当金繰入額　229百万円 アフターサービス費引当金繰入額　28百万円 製品保証引当金繰入額　1,485百万円 退職給付引当金繰入額　7,837百万円 役員退職慰労引当金繰入額　145百万円
※２　一般管理費及び当期製造費用に含まれる 研究開発費　22,441百万円	※２　一般管理費及び当期製造費用に含まれる 研究開発費　22,503百万円
※３　固定資産売却益の主なものは、土地の売却によるものであります。	※３　固定資産売却益の主なものは、土地の売却によるものであります。
※４　諸引当金戻入額は次の通りであります。 アフターサービス費引当金戻入額　7百万円 製品保証引当金戻入額　222百万円	※４　諸引当金戻入額は次の通りであります。 アフターサービス費引当金戻入額　11百万円 製品保証引当金戻入額　331百万円
※５　固定資産除却損の主なものは、建物及び構築物の除却によるものであります。	※５　固定資産除却損の主なものは、土地の処分によるものであります。
※６　構造改革費用 パソコン用ＣＤ―Ｒ／ＲＷドライブ事業からの撤退に伴う棚卸資産処分損等734百万円、寸座ビラ及びキロロゴルフクラブの閉鎖決定に伴う固定資産の臨時償却等1,537百万円であります。	※６　構造改革費用 ＡＶ機器生産現地法人であるYamaha Electronique Alsace S.A.の閉鎖関連費用であります。
※７　――――――	※７　課徴金 ＥＵ競争法に関して欧州楽器販売現地法人４社が支払った制裁金であります。

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　44,485百万円 預入期間が３ヶ月を越える定期預金　△1,509百万円 現金及び現金同等物　42,976百万円	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　32,053百万円 預入期間が３ヶ月を越える定期預金　△808百万円 現金及び現金同等物　31,245百万円

（リース取引関係）

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
（借手側） １　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	（借手側） １　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	工具器具備品	その他	合計
取得価額相当額	2,801百万円	1,261百万円	4,062百万円
減価償却累計額相当額	1,478百万円	815百万円	2,293百万円
期末残高相当額	1,322百万円	446百万円	1,768百万円

当連結会計年度

	工具器具備品	その他	合計
取得価額相当額	2,593百万円	606百万円	3,200百万円
減価償却累計額相当額	1,413百万円	219百万円	1,633百万円
期末残高相当額	1,179百万円	387百万円	1,567百万円

前連結会計年度	当連結会計年度
尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。	尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。
(2) 未経過リース料期末残高相当額 １年以内　744百万円 １年超　1,024百万円 合計　1,768百万円	(2) 未経過リース料期末残高相当額 １年以内　702百万円 １年超　864百万円 合計　1,567百万円
尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。	尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。
(3) 支払リース料及び減価償却費相当額 支払リース料　959百万円 減価償却費相当額　959百万円	(3) 支払リース料及び減価償却費相当額 支払リース料　853百万円 減価償却費相当額　853百万円
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左
２　オペレーティング・リース取引 未経過リース料 １年以内　455百万円 １年超　511百万円 合計　966百万円	２　オペレーティング・リース取引 未経過リース料 １年以内　424百万円 １年超　896百万円 合計　1,321百万円

前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)	当連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
(貸手側) 1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額、減価償却累計額及び期末残高 　　　　工具器具備品 取得価額　5,328百万円 減価償却累計額　3,643百万円 期末残高　1,685百万円 (2) 未経過リース料期末残高相当額 1年以内　932百万円 1年超　1,779百万円 合計　2,711百万円 尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。 (3) 受取リース料及び減価償却費 受取リース料　1,136百万円 減価償却費　612百万円 ―――――	(貸手側) 1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額、減価償却累計額及び期末残高 　　　　工具器具備品 取得価額　5,752百万円 減価償却累計額　4,135百万円 期末残高　1,616百万円 (2) 未経過リース料期末残高相当額 1年以内　872百万円 1年超　1,615百万円 合計　2,487百万円 尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。 (3) 受取リース料及び減価償却費 受取リース料　1,082百万円 減価償却費　638百万円 2　オペレーティング・リース取引 未経過リース料 1年以内　36百万円 1年超　56百万円 合計　92百万円

（有価証券関係）

前連結会計年度(平成15年３月31日)

1　満期保有目的の債券で時価のあるもの

区分	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
時価が連結貸借対照表計上額を超えるもの			
1　国債・地方債等	270	274	4
2　社債	1,540	1,549	8
3　その他	1,750	1,778	28
小計	3,561	3,602	41
時価が連結貸借対照表計上額を超えないもの			
1　国債・地方債等	―	―	―
2　社債	100	100	―
3　その他	―	―	―
小計	100	100	―
合計	3,661	3,702	41

2　その他有価証券で時価のあるもの

区分	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
連結貸借対照表計上額が取得原価を超えるもの			
1　株式	3,195	4,491	1,296
2　債券			
(1) 国債・地方債等	―	―	―
(2) 社債	―	―	―
(3) その他	―	―	―
3　その他	―	―	―
小計	3,195	4,491	1,296
連結貸借対照表計上額が取得原価を超えないもの			
1　株式	8,741	8,277	△463
2　債券			
(1) 国債・地方債等	―	―	―
(2) 社債	―	―	―
(3) その他	―	―	―
3　その他	51	37	△13
小計	8,792	8,315	△477
合計	11,988	12,806	818

3　時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)　　6,929百万円

4　その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還予定額

区分	1年以内(百万円)	1年超5年以内(百万円)	5年超10年以内(百万円)	10年超(百万円)
1　債券				
(1) 国債・地方債等	―	270	―	―
(2) 社債	1,170	470	―	―
(3) その他	200	1,550	―	―
2　その他	―	―	―	―
合計	1,370	2,290	―	―

(注) 1　「子会社株式及び関連会社株式で時価のあるもの」については財務諸表における注記事項として記載しております。

2　当連結会計年度において、その他有価証券で時価のある株式について7,672百万円減損の処理を行っております。

当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

当連結会計年度(平成16年３月31日)

1　満期保有目的の債券で時価のあるもの

区分	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
時価が連結貸借対照表計上額を超えるもの			
1　国債・地方債等	260	262	2
2　社債	390	392	2
3　その他	1,950	1,968	17
小計	2,600	2,623	23
時価が連結貸借対照表計上額を超えないもの			
1　国債・地方債等	―	―	―
2　社債	100	100	△0
3　その他	299	296	△3
小計	399	396	△3
合計	3,000	3,020	20

2　その他有価証券で時価のあるもの

区分	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
連結貸借対照表計上額が取得原価を超えるもの			
1　株式	11,927	29,533	17,606
2　債券			
(1) 国債・地方債等	―	―	―
(2) 社債	―	―	―
(3) その他	―	―	―
3　その他	51	51	0
小計	11,978	29,584	17,606
連結貸借対照表計上額が取得原価を超えないもの			
1　株式	10	9	△0
2　債券			
(1) 国債・地方債等	―	―	―
(2) 社債	―	―	―
(3) その他	―	―	―
3　その他	―	―	―
小計	10	9	△0
合計	11,988	29,594	17,605

3　当連結会計年度中に売却したその他有価証券

売却額	6百万円
売却益の合計	5百万円
売却損の合計	―

4　時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)	7,050百万円

5　その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還予定額

区分	1年以内(百万円)	1年超5年以内(百万円)	5年超10年以内(百万円)	10年超(百万円)
1　債券				
(1) 国債・地方債等	―	260	―	―
(2) 社債	150	340	―	―
(3) その他	1,000	1,249	―	―
2　その他	―	―	―	―
合計	1,150	1,850	―	―

(注) 1　「子会社株式及び関連会社株式で時価のあるもの」については財務諸表における注記事項として記載しております。

2　当連結会計年度において、その他有価証券で時価のある株式についての減損はありませんでした。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

（デリバティブ取引関係）

1　取引の状況に関する事項

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
1　取引の内容及び利用目的等 当社グループは、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引(包括予約)及び、通貨オプション取引(外貨プット円コールオプション買建)を行っております。 尚、デリバティブ取引を利用してヘッジ会計を行っております。 (1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引 (3) ヘッジ方針 各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。 (4) ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。	1　取引の内容及び利用目的等 同左 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左 (4) ヘッジの有効性評価の方法 同左
2　取引に対する取組方針 通貨関連におけるデリバティブ取引については、実需の範囲内で行うこととし、投機目的の為のデリバティブ取引は行わない方針であります。	2　取引に対する取組方針 同左
3　取引に係るリスクの内容 通貨関連における先物為替予約取引には、為替相場の変動によるリスクを有しております。 通貨オプション取引は「外貨プット円コールオプション買建」に限定しておりオプション料の負担の他には為替相場変動によるリスクはありません。	3　取引に係るリスクの内容 同左
4　取引に係るリスク管理体制 通貨関連デリバティブ取引に当たっては、上記２の取組方針に基づき、事前に当社・子会社間で協議の上、各社で社内管理規程を設定し、規程に基づいた取引の実行及び管理を行っております。 取引は各社の経理・財務部門が集中して行うものとし、社内管理規程で経理・財務部門の役割・トップマネジメントへの報告と関連部門への連絡・取引限度額等を規定しております。 取引の報告については、取引の実施ごと及び月次定例報告等によって、デリバティブ取引の残高状況・為替動向他の定量的情報をトップマネジメントに対して行っております。	4　取引に係るリスク管理体制 同左

2　取引の時価等に関する事項

前連結会計年度(平成15年3月31日)

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されているため記載しておりません。

当連結会計年度(平成16年3月31日)

デリバティブ取引については、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されているため記載しておりません。

(退職給付関係)

前連結会計年度

1　採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、厚生年金基金制度(当社及び国内連結子会社3社)、適格退職年金制度(当社及び国内連結子会社11社)及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

2　退職給付債務に関する事項

	前連結会計年度 (平成15年3月31日)
(1) 退職給付債務	△194,003 百万円
(2) 年金資産	91,778 百万円
(3) 未積立退職給付債務(1)+(2)	△102,225 百万円
(4) 会計基準変更時差異の未処理額	― 百万円
(5) 未認識数理計算上の差異	47,055 百万円
(6) 未認識過去勤務債務(債務の増額)(注) 2	1,181 百万円
(7) 連結貸借対照表計上額純額(3)+(4)+(5)+(6)	△53,988 百万円
(8) 前払年金費用	― 百万円
(9) 退職給付引当金(7)－(8)	△53,988 百万円

(注) 1　厚生年金基金の代行部分を含めて記載しております。

2　当社及び国内連結子会社の一部において、退職金制度を従来の基本給と勤続年数を基礎とする制度から、貢献度に応じたポイントを付与する制度に変更しております。これに伴い、過去勤務債務(債務の増額)が発生しております。

3　退職給付費用に関する事項

	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
(1) 勤務費用	7,900 百万円
(2) 利息費用	4,595 百万円
(3) 期待運用収益	△3,540 百万円
(4) 過去勤務債務の費用処理額	△45 百万円
(5) 数理計算上の差異の費用処理額	4,110 百万円
(6) 会計基準変更時差異の費用処理額	― 百万円
(7) 臨時に支払った割増退職金	1,311 百万円
(8) 退職給付費用(1)+(2)+(3)+(4)+(5)+(6)+(7)	14,332 百万円

4　退職給付債務等の計算の基礎に関する事項

	前連結会計年度 (平成15年3月31日)
(1) 割引率	2.5%
(2) 期待運用収益率	4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の処理年数	10年(定額法)
(5) 数理計算上の差異の処理年数	10年(定額法)
(6) 会計基準変更時差異の処理年数	一括費用処理

当連結会計年度

1　採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、厚生年金基金制度(当社及び国内連結子会社3社)、適格退職年金制度(当社及び国内連結子会社10社)及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

当社及び一部の国内連結子会社は、厚生年金基金の代行部分について、平成15年11月1日に厚生労働大臣から将来分支給義務免除の認可を受けております。

2　退職給付債務に関する事項

	当連結会計年度 (平成16年3月31日)
(1) 退職給付債務	△210,069 百万円
(2) 年金資産	112,990 百万円
(3) 未積立退職給付債務(1)+(2)	△97,078 百万円
(4) 会計基準変更時差異の未処理額	― 百万円
(5) 未認識数理計算上の差異	49,554 百万円
(6) 未認識過去勤務債務(債務の減額)	△2,487 百万円
(7) 連結貸借対照表計上額純額(3)+(4)+(5)+(6)	△50,012 百万円
(8) 前払年金費用	― 百万円
(9) 退職給付引当金(7)−(8)	△50,012 百万円

(注) 1　厚生年金基金の代行部分を含めて記載しております。

2　厚生年金基金の代行部分返上に関し、当連結会計年度末日現在において測定された返還相当額(最低責任準備金)は23,512百万円であり、当該返還相当額(最低責任準備金)の支払が当連結会計年度末日に行われたと仮定して「退職給付会計に関する実務指針(中間報告)」(日本公認会計士協会会計制度委員会報告第13号)第44−2項を適用した場合に生じる損益の見込額は18,343百万円(利益)であります。

また、上記のとおり退職給付制度の改定を行ったため、過去勤務債務(債務の減額)が発生しております。

3　退職給付費用に関する事項

	当連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
(1) 勤務費用	7,022 百万円
(2) 利息費用	4,774 百万円
(3) 期待運用収益	△3,645 百万円
(4) 過去勤務債務の費用処理額	△63 百万円
(5) 数理計算上の差異の費用処理額	5,229 百万円
(6) 会計基準変更時差異の費用処理額	― 百万円
(7) 臨時に支払った割増退職金	1,643 百万円
(8) 退職給付費用(1)+(2)+(3)+(4)+(5)+(6)+(7)	14,961 百万円

4　退職給付債務等の計算の基礎に関する事項

	当連結会計年度 (平成16年３月31日)
(1) 割引率	2.0%
(2) 期待運用収益率	4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の処理年数	10年(定額法)
(5) 数理計算上の差異の処理年数	10年(定額法)
(6) 会計基準変更時差異の処理年数	一括費用処理

（税効果会計関係）

前連結会計年度 （平成15年３月31日）		当連結会計年度 （平成16年３月31日）	
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
（繰延税金資産）		（繰延税金資産）	
棚卸資産評価減	2,357百万円	棚卸資産評価減	1,612百万円
貸倒引当金	1,244百万円	貸倒引当金	1,066百万円
減価償却超過額	9,215百万円	減価償却超過額	9,597百万円
投資有価証券等評価減	7,289百万円	投資有価証券等評価減	2,298百万円
未払賞与	3,609百万円	未払賞与	4,690百万円
製品保証引当金	827百万円	製品保証引当金	867百万円
退職給付引当金	18,686百万円	退職給付引当金	17,667百万円
繰越欠損金	21,387百万円	繰越欠損金	9,240百万円
その他	8,465百万円	その他	9,999百万円
繰延税金資産小計	73,084百万円	繰延税金資産小計	57,039百万円
評価性引当額	△35,499百万円	評価性引当額	△18,305百万円
繰延税金資産合計	37,584百万円	繰延税金資産合計	38,734百万円
（繰延税金負債）		（繰延税金負債）	
圧縮記帳積立金	△1,460百万円	圧縮記帳積立金	△1,617百万円
買換資産取得特別勘定積立金	△283百万円	特別償却準備金	△159百万円
特別償却準備金	△85百万円	その他有価証券評価差額金	△6,957百万円
その他有価証券評価差額金	△299百万円	その他	△621百万円
その他	△663百万円	繰延税金負債合計	△9,355百万円
繰延税金負債合計	△2,790百万円	繰延税金資産の純額	29,378百万円
繰延税金資産の純額	34,793百万円		
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳		2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳	
法定実効税率	40.9%	法定実効税率	40.9%
（調整）		（調整）	
持分法損益及び一時差異でない申告調整項目	△11.7%	持分法損益及び一時差異でない申告調整項目	△7.5%
住民税均等割等	0.9%	住民税均等割等	0.4%
税率変更による期末繰延税金資産の減額修正	3.5%	税率変更による期末繰延税金資産の減額修正	1.6%
評価性引当額	△13.3%	評価性引当額	△25.4%
海外連結子会社の税率差異他	△2.5%	海外連結子会社の税率差異他	△2.9%
税効果会計適用後の法人税等の負担率	17.8%	税効果会計適用後の法人税等の負担率	7.1%
3　地方税法等の一部を改正する法律（平成15年法律第９号）が平成15年３月31日に公布されたことに伴い、当連結会計年度の繰延税金資産及び繰延税金負債の計算（ただし、平成16年４月１日以降解消が見込まれるものに限る。）に使用した法定実効税率は、前連結会計年度の40.9%から39.5%に変更されました。 その結果、繰延税金資産の金額（繰延税金負債の金額を控除した金額）が792百万円減少し、当連結会計年度に計上された法人税等調整額が802百万円、その他有価証券評価差額金が９百万円、それぞれ増加しております。		――――――	

（セグメント情報）

【事業の種類別セグメント情報】

	前連結会計年度（自 平成14年4月1日 至 平成15年3月31日）								
	楽器（百万円）	AV・IT（百万円）	リビング（百万円）	電子機器電子金属（百万円）	レクリエーション（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	292,647	83,670	46,031	60,554	20,903	20,956	524,763		524,763
(2) セグメント間の内部売上高又は振替高				2,599			2,599	△2,599	
計	292,647	83,670	46,031	63,153	20,903	20,956	527,363	△2,599	524,763
営業費用	282,854	80,419	45,569	43,870	22,013	20,591	495,320	△2,599	492,720
営業利益又は営業損失(△)	9,792	3,250	461	19,282	△1,110	365	32,043		32,043
Ⅱ 資産、減価償却費及び資本的支出									
資産	255,247	42,922	18,909	53,011	58,849	83,775	512,716		512,716
減価償却費	8,001	1,807	1,002	2,845	2,932	996	17,586		17,586
資本的支出	9,067	1,503	911	3,320	728	1,352	16,883		16,883

（注）1 事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、AV・IT事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2 各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
AV・IT	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、FA機器、金型・部品

	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリエーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益又は営業損失(△)	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056
Ⅱ　資産、減価償却費及び資本的支出									
資産	247,863	42,075	19,011	51,978	53,843	93,958	508,731		508,731
減価償却費	7,447	1,694	969	3,388	2,853	1,167	17,522		17,522
資本的支出	10,099	1,827	1,678	4,358	774	2,420	21,160		21,160

（注）１　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

２　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品

【所在地別セグメント情報】

	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)						
	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア・オセアニア・その他の地域 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	326,769	88,512	76,620	32,861	524,763		524,763
(2) セグメント間の内部売上高又は振替高	137,734	1,675	610	69,090	209,110	△209,110	
計	464,503	90,188	77,230	101,951	733,874	△209,110	524,763
営業費用	441,129	86,892	74,801	98,542	701,365	△208,645	492,720
営業利益	23,374	3,295	2,429	3,409	32,508	△465	32,043
Ⅱ 資産	412,904	35,620	32,100	50,354	530,979	△18,263	512,716

(注) 1 国又は地域の区分は、地理的近接度によっております。
2 各区分に属する主な国又は地域
北米……………………………………………………アメリカ、カナダ
欧州……………………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

	当連結会計年度 (自 平成15年4月1日 至 平成16年3月31日)						
	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア・オセアニア・その他の地域 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	336,008	85,483	81,685	36,329	539,506		539,506
(2) セグメント間の内部売上高又は振替高	137,091	1,439	514	58,995	198,041	△198,041	
計	473,100	86,922	82,199	95,325	737,548	△198,041	539,506
営業費用	441,685	82,240	77,645	92,103	693,674	△199,224	494,450
営業利益	31,415	4,682	4,554	3,221	43,873	1,183	45,056
Ⅱ 資産	413,059	31,380	33,089	47,949	525,479	△16,747	508,731

(注) 1 国又は地域の区分は、地理的近接度によっております。
2 各区分に属する主な国又は地域
北米……………………………………………………アメリカ、カナダ
欧州……………………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

【海外売上高】

	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）			
	北米 （百万円）	欧州 （百万円）	アジア・オセアニア・その他の地域 （百万円）	計 （百万円）
Ⅰ　海外売上高	89,728	77,185	45,721	212,634
Ⅱ　連結売上高				524,763
Ⅲ　連結売上高に占める海外売上高の割合（％）	17.1	14.7	8.7	40.5

（注）１　国又は地域の区分は、地理的近接度によっております。
　　　２　各区分に属する主な国又は地域
　　　　北米……………………………………………アメリカ、カナダ
　　　　欧州……………………………………………ドイツ、イギリス
　　　　アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）			
	北米 （百万円）	欧州 （百万円）	アジア・オセアニア・その他の地域 （百万円）	計 （百万円）
Ⅰ　海外売上高	86,671	83,473	48,552	218,697
Ⅱ　連結売上高				539,506
Ⅲ　連結売上高に占める海外売上高の割合（％）	16.1	15.5	9.0	40.5

（注）１　国又は地域の区分は、地理的近接度によっております。
　　　２　各区分に属する主な国又は地域
　　　　北米……………………………………………アメリカ、カナダ
　　　　欧州……………………………………………ドイツ、イギリス
　　　　アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

【関連当事者との取引】

前連結会計年度(自　平成14年４月１日　至　平成15年３月31日)

(1) 役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
役員	伊藤修二	当社代表取締役社長 ㈶ヤマハ音楽振興会理事長	被所有 直接0.0%	㈶ヤマハ音楽振興会との営業取引			
				製品の売上	95	受取手形及び売掛金	12
				月謝収入	3		
				調律修理収入	10		
				家賃収入	194		
				講師費用	21,885	支払手形及び買掛金	2,265
				地代家賃	8		
役員	黒江常夫	当社取締役 ヤマハ共済会理事長	被所有 直接0.0%	ヤマハ共済会への会費拠出	63	未払費用及び未払金	10
				ヤマハ共済会への会員権売却	198		

(注)　上記の取引は、いわゆる第三者のための取引であります。

当連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

(1) 役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
役員	伊藤修二	当社代表取締役社長 ㈶ヤマハ音楽振興会理事長	被所有 直接0.0%	㈶ヤマハ音楽振興会との営業取引			
				製品の売上	52	受取手形及び売掛金	11
				月謝収入	4		
				調律修理収入	12		
				家賃収入	232		
				講師費用	25,434	支払手形及び買掛金	2,255
				地代家賃	20		
役員	黒江常夫	当社取締役 ヤマハ共済会理事長	被所有 直接0.0%	ヤマハ共済会への会費拠出	62		
		同 ヤマハ健康保険組合理事長	被所有 直接0.0%	ヤマハ健康保険組合からの家賃収入	4		
				ヤマハ健康保険組合への保険料支払	1,974	未払費用及び未払金	125
		同 ヤマハ厚生年金基金理事長	被所有 直接0.0%	ヤマハ厚生年金基金への年金掛金支払	8,262		

(注)　上記の取引は、いわゆる第三者のための取引であります。

（１株当たり情報）

前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）		当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	
１　１株当たり純資産額	1,040.06円	１　１株当たり純資産額	1,259.28円
２　１株当たり当期純利益	86.65円	２　１株当たり当期純利益	210.63円
３　潜在株式調整後 １株当たり当期純利益	77.32円	３　潜在株式調整後 １株当たり当期純利益	196.01円
当連結会計年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 尚、当連結会計年度において、従来と同様の方法によった場合の（１株当たり情報）については、以下の通りであります。			
１株当たり純資産額	1,040.45円		
１株当たり当期純利益	87.04円		
潜在株式調整後１株当たり当期純利益	77.68円		

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎

	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
１株当たり当期純利益金額		
当期純利益	17,947百万円	43,541百万円
普通株主に帰属しない金額	82百万円	121百万円
（うち利益処分による役員賞与金）	(82百万円)	(121百万円)
普通株式に係る当期純利益	17,864百万円	43,419百万円
期中平均株式数	206,177千株	206,146千株
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額	△1,069百万円	△846百万円
（うち社債利息（税額相当額控除後））	(273百万円)	(273百万円)
（うち持分法による投資利益）	(△1,342百万円)	(△1,120百万円)
普通株式増加数	11,053千株	11,052千株
（うち転換社債）	(11,053千株)	(11,052千株)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	―	―

（重要な後発事象）

該当事項はありません。

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高(百万円)	当期末残高(百万円)	利率(%)	担保	償還期限
ヤマハ株式会社	第2回無担保転換社債	昭和63年9月30日	24,317	—	1.9	なし	平成16年3月31日
合計	—	—	24,317	—	—	—	—

(注) 上記転換社債につきましては、転換したものを除き平成16年3月31日にて償還済となっております。

【借入金等明細表】

区分	前期末残高(百万円)	当期末残高(百万円)	平均利率(%)	返済期限
短期借入金	27,078	16,711	1.9	—
一年以内返済の長期借入金	10,090	7,388	1.9	—
長期借入金(1年以内に返済予定のものを除く。)	28,951	24,772	1.3	平成17年～平成30年
その他の有利子負債				
預り保証金	1,359	1,368	3.0	—
合計	67,480	50,240	—	—

(注) 1 平均利率については、借入金等の期末残高に対する加重平均利率を記載しております。

2 長期借入金及びその他の有利子負債(1年以内に返済予定のものを除く。)の連結決算日後5年内における返済予定額は以下の通りであります。

	1年超2年以内(百万円)	2年超3年以内(百万円)	3年超4年以内(百万円)	4年超5年以内(百万円)
長期借入金	22,065	1,369	32	760
その他の有利子負債	—	—	—	—

(2) 【その他】

該当事項はありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	第179期（平成15年３月31日）金額（百万円）		構成比（％）	第180期（平成16年３月31日）金額（百万円）		構成比（％）
（資産の部）							
Ⅰ 流動資産							
1 現金及び預金			19,127			4,630	
2 受取手形	※2		9,253			7,857	
3 売掛金	※2		39,260			39,926	
4 製品及び商品			17,755			15,211	
5 原材料			2,431			1,715	
6 仕掛品			7,561			6,604	
7 前渡金			28			99	
8 繰延税金資産			7,969			9,847	
9 その他	※7		2,479			2,234	
10 貸倒引当金			△1,344			△1,489	
流動資産合計			104,521	30.1		86,637	25.7
Ⅱ 固定資産							
(1) 有形固定資産							
1 建物		74,670			76,263		
減価償却累計額		△38,369	36,300		△40,274	35,988	
2 構築物		14,640			15,078		
減価償却累計額		△8,770	5,870		△9,293	5,784	
3 機械及び装置		47,876			46,841		
減価償却累計額		△40,746	7,130		△39,762	7,079	
4 車輌運搬具		395			380		
減価償却累計額		△354	41		△339	41	
5 工具器具備品		37,087			36,485		
減価償却累計額		△32,290	4,797		△31,758	4,727	
6 土地	※6		63,937			62,575	
7 建設仮勘定			393			1,341	
有形固定資産合計			118,470	34.1		117,538	34.9

		第179期 (平成15年３月31日)			第180期 (平成16年３月31日)		
区分	注記 番号	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(2) 無形固定資産							
1 借地権			110			103	
無形固定資産合計			110	0.0		103	0.0
(3) 投資その他の資産							
1 投資有価証券	※3		19,599			36,371	
2 関係会社株式			62,353			62,124	
3 出資金			72			63	
4 関係会社出資金			14,828			14,946	
5 長期貸付金			1,539			1,104	
6 従業員長期貸付金			0			0	
7 関係会社長期貸付金			443			142	
8 破産・更生債権等			408			335	
9 繰延税金資産			22,914			15,610	
10 賃借不動産保証金敷金			2,269			2,250	
11 その他			1,042			751	
12 貸倒引当金			△1,074			△950	
投資その他の資産合計			124,397	35.8		132,750	39.4
固定資産合計			242,978	69.9		250,392	74.3
資産合計			347,499	100.0		337,029	100.0
(負債の部)							
Ⅰ 流動負債							
1 支払手形			688			741	
2 買掛金	※2		23,762			21,337	
3 短期借入金			6,461			1,790	
4 一年以内償還の転換社債			24,317			—	
5 一年以内返済の長期借入金			6,220			—	
6 未払金			4,235			5,529	
7 未払費用			18,675			21,608	
8 未払法人税等			100			100	
9 前受金			408			549	
10 預り金			817			606	
11 アフターサービス費引当金			72			65	
12 製品保証引当金			780			1,037	
13 子会社支援引当金			1,264			—	
14 延払未実現利益			528			287	
15 その他	※7		629			810	
流動負債合計			88,961	25.6		54,464	16.2

区分	注記番号	第179期（平成15年３月31日）金額（百万円）		構成比（％）	第180期（平成16年３月31日）金額（百万円）		構成比（％）
Ⅱ　固定負債							
1　長期借入金			17,038			17,338	
2　再評価に係る繰延税金負債	※6		10,169			10,160	
3　退職給付引当金			46,228			42,596	
4　役員退職慰労引当金			721			658	
5　長期預り金			37,020			30,935	
6　預り保証金			965			893	
固定負債合計			112,143	32.3		102,582	30.4
負債合計			201,105	57.9		157,046	46.6
（資本の部）							
Ⅰ　資本金	※1		28,533	8.2		28,534	8.5
Ⅱ　資本剰余金							
1　資本準備金		40,052			40,054		
資本剰余金合計			40,052	11.5		40,054	11.9
Ⅲ　利益剰余金							
1　利益準備金		4,159			4,159		
2　任意積立金							
(1) 特別償却準備金		21			12		
(2) 圧縮記帳積立金		2,322			2,259		
(3) 買替資産取得特別勘定積立金		—			440		
(4) 別途積立金		56,510			62,710		
3　当期未処分利益		12,101			27,747		
利益剰余金合計			75,115	21.6		97,329	28.9
Ⅳ　土地再評価差額金	※6,8		2,426	0.7		3,648	1.1
Ⅴ　その他有価証券評価差額金	※8		449	0.1		10,622	3.1
Ⅵ　自己株式	※9		△183	△0.0		△207	△0.1
資本合計			146,394	42.1		179,982	53.4
負債及び資本合計			347,499	100.0		337,029	100.0

② 【損益計算書】

区分	注記番号	第179期 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)		百分比(%)	第180期 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高	※1						
1 製品商品売上高		289,739			302,393		
2 その他事業収益		44,338	334,078	100.0	42,961	345,354	100.0
Ⅱ 売上原価							
(イ)製品商品売上原価	※1,2,3						
1 製品商品期首棚卸高		17,985			17,755		
2 合併に伴う増加高		44			—		
3 前期末原材料仕掛品評価損繰戻		158			101		
4 当期製品製造原価		197,098			200,895		
5 当期商品仕入高		16,282			13,381		
6 当期末原材料仕掛品評価損		101			94		
7 製品商品期末棚卸高		17,755	213,598		15,211	216,814	
(ロ)その他事業原価			32,123			31,325	
売上原価合計			245,721	73.6		248,139	71.9
売上総利益			88,356	26.4		97,214	28.1
前期延払未実現利益控除額戻入額			653			528	
当期延払未実現利益控除額			528			287	
差引売上総利益			88,480	26.4		97,455	28.2
Ⅲ 販売費及び一般管理費	※3						
1 販売手数料		52			50		
2 運送費		3,298			3,710		
3 広告宣伝費		5,149			5,161		
4 販売促進費		5,681			5,839		
5 貸倒引当金繰入額		371			318		
6 アフターサービス費引当金繰入額		18			16		
7 製品保証引当金繰入額		416			640		
8 支払調律修理費		2,315			2,003		
9 役員報酬		369			353		
10 従業員給与諸手当		23,776			24,829		
11 退職給付引当金繰入額		5,890			6,201		
12 役員退職慰労引当金繰入額		97			85		
13 雑給		916			1,101		
14 福利厚生費		450			432		
15 旅費交通費		2,141			2,096		
16 保険料		59			112		
17 地代家賃		1,278			1,289		
18 修繕費		411			484		
19 減価償却費		1,929			2,691		
20 消耗品費		3,541			4,639		
21 通信費		761			667		
22 交際費		152			153		
23 租税課金		710			760		
24 研究費		1,532			1,262		
25 会議訓練費		484			588		

区分	注記番号	第179期（自 平成14年4月1日 至 平成15年3月31日）金額（百万円）		百分比（%）	第180期（自 平成15年4月1日 至 平成16年3月31日）金額（百万円）		百分比（%）
26 水道光熱費		383			392		
27 図書費		70			74		
28 外部委託費		3,365			3,413		
29 その他		954	66,583	19.9	1,129	70,500	20.4
営業利益			21,897	6.5		26,954	7.8
Ⅳ 営業外収益							
1 受取利息		55			41		
2 受取配当金	※1	1,207			1,585		
3 為替差益		—			320		
4 その他		397	1,661	0.5	435	2,382	0.7
Ⅴ 営業外費用							
1 支払利息		191			212		
2 社債利息		462			461		
3 売上割引		46			29		
4 為替差損		362			—		
5 その他		277	1,340	0.4	514	1,218	0.4
経常利益			22,218	6.6		28,118	8.1
Ⅵ 特別利益							
1 固定資産売却益	※4	168			41		
2 アフターサービス費引当金戻入額		7			11		
3 製品保証引当金戻入額		167			171		
4 投資有価証券売却益		—			5		
5 子会社株式売却益		—			13		
6 子会社清算益		—			126		
7 関連会社株式売却益		39	382	0.1	—	371	0.1
Ⅶ 特別損失							
1 固定資産除却損	※5	851			2,058		
2 投資有価証券評価損		7,746			110		
3 子会社株式評価損		1,477			1,192		
4 社会保険料の総報酬制移行に伴う一時費用		—			686		
5 子会社出資金評価損		242			—		
6 子会社支援引当金繰入額		1,264			—		
7 構造改革費用	※6	2,161	13,743	4.1	—	4,047	1.1
税引前当期純利益			8,857	2.6		24,443	7.1
法人税、住民税及び事業税		100			100		
法人税等調整額		1,051	1,151	0.3	△1,236	△1,136	△0.3
当期純利益			7,706	2.3		25,579	7.4
前期繰越利益			4,557			4,421	
土地再評価差額金取崩額			869			△1,221	
中間配当額			1,031			1,031	
当期未処分利益			12,101			27,747	

原価明細書

(A) 製品製造原価明細

		第179期 (自 平成14年4月1日 至 平成15年3月31日)		第180期 (自 平成15年4月1日 至 平成16年3月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
材料費		82,385	41.9	79,056	39.5
労務費		37,543	19.1	39,336	19.7
経費	※1	76,872	39.0	81,544	40.8
当期総製造費用		196,802	100.0	199,936	100.0
期首仕掛品棚卸高		8,083		7,787	
期末仕掛品棚卸高		7,787		6,829	
当期製品製造原価		197,098		200,895	

第179期	第180期
(注) ※1 当期経費中の主なものは次の通りであります。 外注加工費 61,192百万円 減価償却費 4,116百万円	※1 当期経費中の主なものは次の通りであります。 外注加工費 65,240百万円 減価償却費 3,736百万円
2 原価計算方法は製品別総合原価計算であります。	2 同左

(B) その他事業原価明細

		第179期 (自 平成14年4月1日 至 平成15年3月31日)		第180期 (自 平成15年4月1日 至 平成16年3月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
音楽教室講師費用等		28,295	88.1	27,556	88.0
不動産賃借料他諸経費	※1	3,828	11.9	3,768	12.0
計		32,123	100.0	31,325	100.0

(注) ※1 不動産賃借料他諸経費は、固定資産賃貸収益に対応する費用等であります。

③ 【利益処分計算書】

		第179期 (平成15年6月26日)(※)		第180期 (平成16年6月25日)(※)	
区分	注記番号	金額(百万円)		金額(百万円)	
Ⅰ 当期未処分利益			12,101		27,747
Ⅱ 任意積立金取崩高					
1 特別償却準備金取崩高		9		12	
2 圧縮記帳積立金取崩高		393		193	
3 買換資産取得特別勘定積立金取崩高		—	402	440	645
合計			12,503		28,393
Ⅲ 利益処分額					
1 配当金		1,031		2,063	
2 役員賞与金 (うち監査役賞与金)		80 (12)		120 (18)	
3 任意積立金					
圧縮記帳積立金		330		436	
買換資産取得特別勘定積立金		440		—	
別途積立金		6,200	8,081	22,000	24,619
Ⅳ 次期繰越利益			4,421		3,774

(注) ※ 日付は株主総会承認の日であります。

重要な会計方針

第179期 (自　平成14年４月１日 至　平成15年３月31日)	第180期 (自　平成15年４月１日 至　平成16年３月31日)
1　有価証券の評価基準及び評価方法 満期保有目的の債券 償却原価法(定額法) 子会社及び関連会社株式 総平均法による原価法 その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 総平均法による原価法	1　有価証券の評価基準及び評価方法 ―――――― 子会社及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左
2　デリバティブ等の評価基準及び評価方法 デリバティブ 時価法	2　デリバティブ等の評価基準及び評価方法 デリバティブ 同左
3　棚卸資産の評価基準及び評価方法 後入先出法による低価法	3　棚卸資産の評価基準及び評価方法 同左
4　固定資産の減価償却の方法 有形固定資産 定率法によっております。 但し、レクリエーション事業に係る施設については定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年(附属設備は主に15年) 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年(金型は主に２年)	4　固定資産の減価償却の方法 有形固定資産 同左
5　引当金の計上基準 (1) 貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) アフターサービス費引当金 ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。 (3) 製品保証引当金 製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。 (4) 退職給付引当金 従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。	5　引当金の計上基準 (1) 貸倒引当金 同左 (2) アフターサービス費引当金 同左 (3) 製品保証引当金 同左 (4) 退職給付引当金 同左

第179期 （自　平成14年４月１日 至　平成15年３月31日）	第180期 （自　平成15年４月１日 至　平成16年３月31日）
	（追加情報） 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当期末日現在において測定された返還相当額（最低責任準備金）は20,066百万円であり、当該返還相当額（最低責任準備金）の支払が当期末日に行なわれたと仮定して、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第44―２項を適用した場合に生じる損益の見込額は15,455百万円（利益）です。
(5) 役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。	(5) 役員退職慰労引当金 同左
(6) 子会社支援引当金 子会社が抱える欠損金を解消するための当社負担見込額を計上しております。	――――――
6　収益及び費用の計上基準 延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。	6　収益及び費用の計上基準 同左
7　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	7　リース取引の処理方法 同左
8　外貨建の資産又は負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	8　外貨建の資産又は負債の本邦通貨への換算基準 同左
9　ヘッジ会計の方法 (1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。	9　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左
(2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引	(2) ヘッジ手段とヘッジ対象 同左
(3) ヘッジ方針 社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。	(3) ヘッジ方針 同左
(4) ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。	(4) ヘッジの有効性評価の方法 同左

第179期 （自　平成14年４月１日 至　平成15年３月31日）	第180期 （自　平成15年４月１日 至　平成16年３月31日）
10　その他財務諸表作成のための重要な事項 (1) 消費税等の会計処理 消費税等の会計処理は、税抜方式によっております。 (2) 自己株式及び法定準備金の取崩等に関する会計基準 当期から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用しております。これによる当期の損益に与える影響は軽微であります。 尚、財務諸表等規則の改正により、当期における貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。 (3) １株当たり当期純利益に関する会計基準等 当期から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 尚、これによる影響は、（１株当たり情報）に記載の通りであります。	10　その他財務諸表作成のための重要な事項 (1) 消費税等の会計処理 同左 ―――――― ――――――

注記事項

（貸借対照表関係）

第179期 （平成15年３月31日）	第180期 （平成16年３月31日）
※１　当社が発行する株式及び発行済株式の総数は次の通りであります。 会社が発行する株式の総数 普通株式　700,000,000株 但し、定款の定めにより、株式の消却が行われた場合には、これに相当する株式数を減ずることとなっております。 発行済株式総数　普通株式　206,523,263株	※１　当社が発行する株式及び発行済株式の総数は次の通りであります。 会社が発行する株式の総数 普通株式　700,000,000株 但し、定款の定めにより、株式の消却が行われた場合には、これに相当する株式数を減ずることとなっております。 発行済株式総数　普通株式　206,524,626株
※２　関係会社に対するものが次の通り含まれております。 受取手形及び売掛金　9,297百万円 買掛金　6,286百万円	※２　関係会社に対するものが次の通り含まれております。 受取手形及び売掛金　9,618百万円 買掛金　4,748百万円
※３　担保提供資産は次の通りであります。 投資有価証券のうち　9百万円	※３　――――――
４　偶発債務 関係会社等の債務保証 金融機関からの借入 ㈱キロロ開発公社　881百万円 その他　25百万円	４　偶発債務 関係会社等の債務保証 金融機関からの借入 ㈱キロロ開発公社　410百万円 浜松ケーブルテレビ㈱　220百万円 （実質的に保証している金額は13百万円です） その他　34百万円
５　輸出受取手形割引高は5,102百万円であります。	５　輸出受取手形割引高は4,434百万円であります。
※６　土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、事業用土地の再評価を行っております。 (1) 再評価実施日 平成14年３月31日 (2) 再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定しております。 (3) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額 △3,446百万円	※６　土地の再評価に関する法律(平成10年３月31日公布法律第34号)に基づき、事業用土地の再評価を行っております。 (1) 再評価実施日 同左 (2) 再評価の方法 同左 (3) 再評価を行った土地の期末における時価と再評価後の帳簿価額との差額 △8,309百万円
※７　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　645百万円 繰延ヘッジ利益　16百万円 繰延ヘッジ損失(純額)　629百万円	※７　繰延ヘッジ利益の内訳は次の通りであります。 繰延ヘッジ利益　811百万円 繰延ヘッジ損失　1百万円 繰延ヘッジ利益(純額)　810百万円
※８　有価証券の時価評価により、純資産額が449百万円増加しております。当該金額は商法第290条第１項第６号の規定により、配当に充当することが制限されております。 土地再評価差額金は、土地の再評価に関する法律第７条の２第１項の規定により、配当に充当することが制限されております。	※８　商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は10,622百万円であります。 土地再評価差額金は、土地の再評価に関する法律第７条の２第１項の規定により、配当に充当することが制限されております。
※９　自己株式 当社が保有する自己株式の数は、普通株式164,339株であります。	※９　自己株式 当社が保有する自己株式の数は、普通株式177,020株であります。

（損益計算書関係）

第179期 （自　平成14年４月１日 至　平成15年３月31日）	第180期 （自　平成15年４月１日 至　平成16年３月31日）
※１　関係会社との取引に係るものが次の通り含まれております。 売上高　168,776百万円 売上原価　91,803百万円 受取配当金　1,001百万円	※１　関係会社との取引に係るものが次の通り含まれております。 売上高　172,420百万円 売上原価　90,696百万円 受取配当金　1,347百万円
※２　低価法による製品・商品の評価損は売上原価に算入されており、その金額は次の通りであります。 当期分評価損繰入　283百万円	※２　低価法による製品・商品の評価損は売上原価に算入されており、その金額は次の通りであります。 当期分評価損繰入　291百万円
※３　一般管理費及び当期製造費用に含まれる研究開発費 20,461百万円	※３　一般管理費及び当期製造費用に含まれる研究開発費 20,619百万円
※４　固定資産売却益の内訳は、土地110百万円、機械及び装置他57百万円であります。	※４　固定資産売却益の内訳は、土地35百万円、機械及び装置他６百万円であります。
※５　固定資産除却損の内訳は、建物559百万円、機械及び装置59百万円、工具器具備品166百万円、構築物他66百万円であります。	※５　固定資産除却損の内訳は、土地1,377百万円、建物298百万円、機械及び装置174百万円、工具器具備品153百万円、構築物他54百万円であります。
※６　パソコン用ＣＤ－Ｒ／ＲＷドライブ事業からの撤退に伴う棚卸資産処分損等734百万円、寸座ビラ及びキロロゴルフクラブの閉鎖決定に伴う固定資産の臨時償却1,427百万円であります。	※６　――――――

（リース取引関係）

<table>
<tr><th>第179期
（自　平成14年４月１日
至　平成15年３月31日）</th><th>第180期
（自　平成15年４月１日
至　平成16年３月31日）</th></tr>
<tr><td>

１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額	2,135百万円	104百万円	2,239百万円
減価償却累計額相当額	1,079百万円	55百万円	1,134百万円
期末残高相当額	1,055百万円	48百万円	1,104百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内　528百万円
１年超　576百万円
合計　1,104百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料　711百万円
減価償却費相当額　711百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２　オペレーティング・リース取引

未経過リース料

１年以内　84百万円
１年超　35百万円
合計　119百万円

</td><td>

１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額	2,136百万円	94百万円	2,231百万円
減価償却累計額相当額	1,121百万円	53百万円	1,174百万円
期末残高相当額	1,015百万円	41百万円	1,056百万円

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内　540百万円
１年超　516百万円
合計　1,056百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料　614百万円
減価償却費相当額　614百万円

(4) 減価償却費相当額の算定方法

同左

２　オペレーティング・リース取引

未経過リース料

１年以内　64百万円
１年超　31百万円
合計　96百万円

</td></tr>
</table>

（有価証券関係）

第179期（平成15年３月31日）

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,418	55,093	43,675

第180期（平成16年３月31日）

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,418	92,209	80,791

（税効果会計関係）

第179期 （平成15年３月31日）	第180期 （平成16年３月31日）
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

第179期（平成15年３月31日）

1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（繰延税金資産）	
棚卸資産評価減	1,135百万円
貸倒引当金	871百万円
減価償却超過額	7,696百万円
投資有価証券等評価減	12,101百万円
未払賞与	2,544百万円
製品保証引当金	318百万円
退職給付引当金	16,975百万円
子会社支援引当金	516百万円
繰越欠損金	16,161百万円
その他	6,590百万円
繰延税金資産小計	64,913百万円
評価性引当額	△31,986百万円
繰延税金資産合計	32,926百万円
（繰延税金負債）	
圧縮記帳積立金	△1,460百万円
買換資産取得特別勘定積立金	△283百万円
その他有価証券評価差額金	△294百万円
その他	△3百万円
繰延税金負債合計	△2,042百万円
繰延税金資産の純額	30,883百万円

2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

法定実効税率	40.9%
（調整）	
一時差異でない申告調整項目	△1.8%
住民税均等割等	1.1%
税率変更による期末繰延税金資産の減額修正	8.8%
評価性引当額	△36.0%
税効果会計適用後の法人税等の負担率	13.0%

3　地方税法等の一部を改正する法律（平成15年法律第９号）が平成15年３月31日に公布されたことに伴い、当事業年度の繰延税金資産及び繰延税金負債の計算（ただし、平成16年４月１日以降解消が見込まれるものに限る。）に使用した法定実効税率は、前事業年度の40.9%から39.5%に変更されました。
その結果、繰延税金資産の金額（繰延税金負債の金額を控除した金額）が770百万円減少し、当事業年度に計上された法人税等調整額が780百万円、その他有価証券評価差額金が９百万円、それぞれ増加しております。

第180期（平成16年３月31日）

1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（繰延税金資産）	
棚卸資産評価減	1,024百万円
貸倒引当金	780百万円
減価償却超過額	7,958百万円
投資有価証券等評価減	7,898百万円
未払賞与	3,391百万円
製品保証引当金	410百万円
退職給付引当金	15,957百万円
繰越欠損金	3,495百万円
その他	8,176百万円
繰延税金資産小計	49,093百万円
評価性引当額	△15,070百万円
繰延税金資産合計	34,022百万円
（繰延税金負債）	
圧縮記帳積立金	△1,617百万円
その他有価証券評価差額金	△6,947百万円
繰延税金負債合計	△8,565百万円
繰延税金資産の純額	25,457百万円

2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

法定実効税率	40.9%
（調整）	
一時差異でない申告調整項目	△0.6%
住民税均等割等	0.4%
再評価土地差額調整	△2.1%
税率変更による期末繰延税金資産の減額修正	3.1%
評価性引当額	△46.3%
税効果会計適用後の法人税等の負担率	△4.6%

（1株当たり情報）

第179期 （自　平成14年4月1日 至　平成15年3月31日）	第180期 （自　平成15年4月1日 至　平成16年3月31日）
1　1株当たり純資産額　709.03円 2　1株当たり当期純利益　36.95円 3　潜在株式調整後1株当たり当期純利益　36.33円 当期から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 尚、当期において、従来と同様の方法によった場合の（1株当たり情報）については、以下の通りであります。 1株当たり純資産額　709.42円 1株当たり当期純利益　37.34円 潜在株式調整後1株当たり当期純利益　36.69円	1　1株当たり純資産額　871.65円 2　1株当たり当期純利益　123.38円 3　潜在株式調整後1株当たり当期純利益　118.36円

（注）　1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎

	第179期 （自　平成14年4月1日 至　平成15年3月31日）	第180期 （自　平成15年4月1日 至　平成16年3月31日）
1株当たり当期純利益金額		
当期純利益	7,706百万円	25,579百万円
普通株主に帰属しない金額	80百万円	120百万円
（うち利益処分による役員賞与金）	（80百万円）	（120百万円）
普通株式に係る当期純利益	7,626百万円	25,459百万円
期中平均株式数	206,404千株	206,352千株
潜在株式調整後1株当たり当期純利益金額		
当期純利益調整額	273百万円	273百万円
（うち社債利息（税額相当額控除後））	（273百万円）	（273百万円）
普通株式増加数	11,053千株	11,052千株
（うち転換社債）	（11,053千株）	（11,052千株）
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	―	―

（重要な後発事象）

第179期 （自　平成14年４月１日 至　平成15年３月31日）	第180期 （自　平成15年４月１日 至　平成16年３月31日）
１　ヤマハメタニクス㈱（電子金属事業子会社）の再建について 当社100％出資子会社のヤマハメタニクス株式会社（本社：静岡県磐田市）は、リードフレーム材や、ブラウン管に使用するシャドウマスク用材料のインバー材等の電子金属材料を手掛け、事業展開をして参りました。しかしながら、インバー材事業については、参入時とは異なり液晶パネルの大型化と供給過剰によりブラウン管需要が伸び悩み単価下落と相まって、大幅な損益悪化を招き、前期末には債務超過に陥りました。 当社は、同社の生産構造改革の実施、主力のリードフレーム材料を中心に銅系材料等の強化および財務体質の強化により損益改善が見込めるとの判断から、平成15年５月９日開催の取締役会において下記の通り同社の再建策を決定致しました。 (1) 再建策の概要 イ　事業撤退：インバー材の生産及び販売からの撤退（生産は７月で終了予定） ロ　増資引受：下記内容にて増資の引き受けを予定 増資払込額：35億円 増資目的：増資後、資本減少等により累損を一掃 (2) ヤマハメタニクス株式会社の概要 社名：ヤマハメタニクス株式会社　1991年設立 所在地：静岡県磐田市新貝2630 資本金：25億円（当社100％出資）	――――――

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券		
㈱三井住友フィナンシャルグループ	8,908	6,859
㈱みずほフィナンシャルグループ	13,180	5,904
三井住友海上火災保険㈱	4,514,655	5,002
㈱静岡銀行	3,486,678	3,127
ミズホ・プリファード・キャピタル(ケイマン)7リミテッド	30	3,000
㈱みずほフィナンシャルグループ第11種優先株式	3,000	3,000
トヨタ自動車㈱	500,000	1,940
㈱UFJホールディングス	2,577	1,706
住友商事㈱	1,222,261	1,145
松下電器産業㈱	338,207	543
㈱三菱東京フィナンシャルグループ	453	467
大日本印刷㈱	242,243	416
シャープ㈱	200,000	371
その他112銘柄	—	2,835
計	—	36,320

【その他】

種類及び銘柄	投資口数等	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券		
投資信託受益証券１銘柄	49,125,565	51
計	49,125,565	51

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	74,670	2,592	998	76,263	40,274	2,574	35,988
構築物	14,640	537	99	15,078	9,293	595	5,784
機械及び装置	47,876	1,629	2,664	46,841	39,762	1,467	7,079
車輌運搬具	395	15	31	380	339	13	41
工具器具備品	37,087	2,150	2,752	36,485	31,758	2,039	4,727
土地	63,937	47	1,409	62,575	—	—	62,575
建設仮勘定	393	※1 7,393	6,445	1,341	—	—	1,341
有形固定資産計	239,001	14,365	14,400	238,967	121,428	6,691	117,538
無形固定資産							
借地権	—	—	—	103	—	—	103
無形固定資産計	—	—	—	103	—	—	103
長期前払費用	—	—	—	—	—	—	—
繰延資産							
—	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

（注）1　※1　主な増加は、本社・工場製造設備工事他6,832百万円であります。

2　無形固定資産については、資産総額の１％以下のため、「前期末残高」「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金		(百万円)	28,533	※3 1	—	28,534
資本金のうち既発行株式	普通株式	(株)	(206,523,263)	※1 (1,363)	(—)	※2 (206,524,626)
	普通株式	(百万円)	28,354	※3 1	—	28,355
	計	(株)	(206,523,263)	(1,363)	(—)	(206,524,626)
	計	(百万円)	28,354	1	—	28,355
資本準備金及びその他資本剰余金	(資本準備金)株式払込剰余金	(百万円)	26,434	※3 1	—	26,435
	合併差益	(百万円)	13,618	—	—	13,618
	計	(百万円)	40,052	1	—	40,054
利益準備金及び任意積立金	(利益準備金)	(百万円)	4,159	—	—	4,159
	(任意積立金) 特別償却準備金	(百万円)	21	—	※5 9	12
	圧縮記帳積立金	(百万円)	2,322	※4 330	※5 393	2,259
	買換資産取得特別勘定積立金	(百万円)	—	※4 440	—	440
	別途積立金	(百万円)	56,510	※4 6,200	—	62,710
	計	(百万円)	63,013	6,970	402	69,581

(注) ※1 当期増加数は、第2回無担保転換社債の転換によるものであります。

※2 自己株式数は、177,020株であります。

※3 第2回無担保転換社債の転換によるものであります。

※4 前期決算の利益処分に伴う積立によるものであります。

※5 前期決算の利益処分による取崩であります。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	2,419	2,108	409	※1　1,678	2,440
アフターサービス費引当金	72	16	10	※2　11	65
製品保証引当金	780	640	211	※3　171	1,037
子会社支援引当金	1,264	—	1,264	—	—
役員退職慰労引当金	721	85	148	—	658

（注）※1　貸倒実績率による洗替計算及び個別設定による洗替分であります。
※2　過年度積立分の超過による取崩額であります。
※3　引当期間経過及び過年度積立分の超過による取崩額であります。

(2) 【主な資産及び負債の内容】

（Ⅰ）流動資産

① 現金及び預金

区分	金額（百万円）
現金	22
預金の種類	
当座預金	371
普通預金	2,766
外貨普通預金その他	1,469
小計	4,607
計	4,630

② 受取手形

相手先名	金額（百万円）
伯東㈱	4,347
兼松デバイス㈱	1,731
㈱第一興商	967
㈱山野楽器	136
㈱森傳	98
その他	576
計	7,857

期日	金額（百万円）
平成16年4月	4,810
5月	2,726
6月	135
7月以降	184
計	7,857

③　売掛金

相手先名	金額(百万円)
加賀電子㈱	6,539
豊田通商㈱	2,453
兼松デバイス㈱	2,312
伯東㈱	2,259
㈱第一興商	1,299
その他	25,062
計	39,926

売掛金の回収状況並びに滞留状況は次の通りであります。

期首売掛金(a)(百万円)	発生高(b)(百万円)	回収高(c)(百万円)	期末売掛金(d)(百万円)
39,260	355,141	354,475	39,926

(注) 1　回収率及び滞留期間の算出

イ　回収率　$\frac{(c)}{(a)+(b)}=89.88\%$　　ロ　滞留期間　$\frac{\frac{(a)+(d)}{2}}{(b)}\times 366=41$日

2　上記発生高には消費税等が含まれております。

④　製品及び商品・仕掛品

区分	製品及び商品(百万円)	仕掛品(百万円)
楽器	11,483	5,331
AV・IT	1,544	69
電子機器	1,470	108
レクリェーション	97	―
その他	615	1,095
計	15,211	6,604

⑤　原材料

区分	金額(百万円)
電子部品材料	584
金属・紙・フェルト他	1,131
計	1,715

(Ⅱ)固定資産

①　関係会社株式

区分	金額(百万円)
子会社株式	49,490
関連会社株式	12,633
計	62,124

(Ⅲ)流動負債

① 支払手形

相手先名	金額(百万円)
日本シイエムケイ㈱	159
エルナー㈱	132
河原紙器㈱	85
㈱村田製作所	75
サンケン電気㈱	70
その他	217
計	741

期日	金額(百万円)
平成16年4月	184
5月	199
6月	178
7月以降	180
計	741

② 買掛金

相手先名	金額(百万円)
ローム㈱	1,385
㈱ルネサス販売	553
㈱リョーサン	444
㈱トーメンエレクトロニクス	327
東芝デバイス㈱	276
その他	18,351
計	21,337

③ 未払費用

区分	金額(百万円)
従業員給与諸手当	11,180
広告宣伝費及び販売促進費	2,224
支払調律修理費	506
その他	7,697
計	21,608

(Ⅳ)固定負債

① 長期借入金

区分	金額(百万円)
㈱みずほコーポレート銀行	11,146
㈱静岡銀行	2,946
㈱三井住友銀行	2,946
その他	300
計	17,338

② 退職給付引当金

区分	金額(百万円)
退職給付引当金	42,596

③ 長期預り金

区分	金額(百万円)
リゾート会員預託金	30,935

(3) 【その他】

該当事項はありません。

第６　【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
株主名簿閉鎖の期間	――――
基準日	３月31日
株券の種類	１株券、５株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券、100,000株券、100株未満の株数を表示した株券
中間配当基準日	９月30日
１単元の株式数	100株
株式の名義書換え	
取扱場所	名古屋市中区栄三丁目15番33号　中央三井信託銀行株式会社名古屋支店証券代行部
代理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店及び全国各支店 日本証券代行株式会社　本店及び全国各支店
名義書換手数料	無料
新券交付手数料	無料
単元未満株式の買取	
取扱場所	名古屋市中区栄三丁目15番33号　中央三井信託銀行株式会社名古屋支店証券代行部
代理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店及び全国各支店 日本証券代行株式会社　本店及び全国各支店
買取手数料	株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載新聞名	東京都において発行する日本経済新聞
株主に対する特典	なし

第７ 【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1)	有価証券報告書 及びその添付書類	事業年度 (第179期)	自 平成14年４月１日 至 平成15年３月31日	平成15年６月27日 関東財務局長に提出。
(2)	訂正発行登録書 (普通社債)			平成15年６月27日 関東財務局長に提出。
(3)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第12号および第19号(財政状態及び経営成績に著しい影響を与える事象)の規定に基づくもの		平成15年11月10日 関東財務局長に提出。
(4)	半期報告書	(第180期中)	自 平成15年４月１日 至 平成15年９月30日	平成15年12月19日 関東財務局長に提出。
(5)	訂正発行登録書 (普通社債)			平成15年12月19日 関東財務局長に提出。
(6)	自己株券買付状況 報告書	報告期間	自 平成15年３月１日 至 平成15年３月31日	平成15年４月３日 関東財務局長に提出。
		報告期間	自 平成15年４月１日 至 平成15年４月30日	平成15年５月８日 関東財務局長に提出。
		報告期間	自 平成15年５月１日 至 平成15年５月31日	平成15年６月４日 関東財務局長に提出。
		報告期間	自 平成15年６月１日 至 平成15年６月25日	平成15年７月３日 関東財務局長に提出。
		報告期間	自 平成15年６月26日 至 平成15年６月30日	平成15年７月３日 関東財務局長に提出。
		報告期間	自 平成15年７月１日 至 平成15年７月31日	平成15年８月４日 関東財務局長に提出。
		報告期間	自 平成15年８月１日 至 平成15年８月31日	平成15年９月２日 関東財務局長に提出。
		報告期間	自 平成15年９月１日 至 平成15年９月30日	平成15年10月３日 関東財務局長に提出。
		報告期間	自 平成15年10月１日 至 平成15年10月31日	平成15年11月６日 関東財務局長に提出。
		報告期間	自 平成15年11月１日 至 平成15年11月30日	平成15年12月３日 関東財務局長に提出。
		報告期間	自 平成15年12月１日 至 平成15年12月31日	平成16年１月８日 関東財務局長に提出。
		報告期間	自 平成16年１月１日 至 平成16年１月31日	平成16年２月３日 関東財務局長に提出。

報告期間	自	平成16年２月１日	平成16年３月３日
	至	平成16年２月29日	関東財務局長に提出。
報告期間	自	平成16年３月１日	平成16年４月５日
	至	平成16年３月31日	関東財務局長に提出。
報告期間	自	平成16年４月１日	平成16年５月10日
	至	平成16年４月30日	関東財務局長に提出。
報告期間	自	平成16年５月１日	平成16年６月１日
	至	平成16年５月31日	関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成15年6月26日

ヤマハ株式会社
　取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	木　下　邦　彦　㊞
代表社員 関与社員	公認会計士	河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ヤマハ株式会社及び連結子会社の平成15年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成16年６月28日

ヤマハ株式会社
取締役会　御中

新日本監査法人

代表社員
関与社員　公認会計士　木　下　邦　彦　㊞

代表社員
関与社員　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ヤマハ株式会社及び連結子会社の平成16年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成15年６月26日

ヤマハ株式会社
　取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	木	下	邦	彦	㊞
代表社員 関与社員	公認会計士	河	西	秀	治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成14年４月１日から平成15年３月31日までの第179期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ヤマハ株式会社の平成15年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成16年６月28日

ヤマハ株式会社
取締役会　御中

新日本監査法人

代表社員
関与社員　公認会計士　木　下　邦　彦　㊞

代表社員
関与社員　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成15年４月１日から平成16年３月31日までの第180期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、ヤマハ株式会社の平成16年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

File No: ** – ****

Brief Explanation of Annual Report :

Annual Report of 180th fiscal year for the year ended March 31, 2004
dated June 28, 2004.

This information is Annual Report, so-called *Yukashoken Hokokusho*, which should be submitted to the Prime Minister pursuant to Article 24-1 of the Stock Exchange Act for the purpose that it enables investors to make proper and accurate judgment on the financial conditions and business performances.

The Annual Report includes accounting status of the company and other significant subjects of business. The Annual Report also includes (I) summary of business, affiliates and employees (II) summary of operating results (III) plant and equipment status, (IV) information of shares, shareholders and capital (V) information of accounting and audit report.

The Annual Reports states the following information : As of March 31,2004, the Company has 89 consolidated subsidiaries and 2 affiliates. For the year ended March 31, 2004, total sales of the consolidated amounted to 539,506 million yen (524,763 million yen for the year ended March 31, 2003) and the sales of the Company amounted to 345,354 million yen. In this period, total ordinary profit of the consolidated amounted to 51,036 million yen (33,839 million yen for the year ended March 31, 2003) and the ordinary profit of the Company amounted to 28,118 million yen. Further, total net profit of the consolidated amounted to 43,541 million yen (17,947 million yen for the year ended March 31,2003) and net profit of the Company amounted to 25,579 million yen in the same period. As of March 31,2004, the number of regular employees of the consolidated is totally 18,842 (increasing total 295 employees for the year ended March 31,2004) and with regard to the Company, such number is 5,920 (decreasing 189 employees for one year). The total shareholders' equity was 259,731 million yen as of March 31,2004.

– end –